As filed with the Securities and Exchange Commission on May 22, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FORME CAPITAL, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

445110
(Primary Standard Industrial Classification Code Number)

75-2180652
(IRS Employer Identification No.)

Jing Qi Street
Dongfeng Xincun
Sa’er Tu District
163311 Daqing, P.R. China
(011) 86-459-460-7825
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Paracorp Incorporated
40 E. Division Street, Suite A
Dover, DE, 19901
302-730-1320
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Darren Ofsink, Esq.
GUZOV OFSINK LLC
600 Madison Avenue, 14th Floor
New York, NY 10022

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement has been declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common stock, par value $.001 per share (3)	1,701,011	$3.10	$5,273,134	$207
Common stock, par value $.001 per share, underlying Series A Preferred Stock (4)	4,558,824	$3.10	$14,132,354	$555
Common stock, par value $.001 per share, underlying Series A Warrants (5)	5,980,955	$3.10	$18,540,960	$729
Total	12,240,790	$3.10	$37,946,448	$1,491*

* Previously paid.

(1)
Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be issued to the selling stockholders to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated solely for purposes of calculating the registration fee. The registration fee is calculated pursuant to Rule 457(c). Our common stock is quoted under the symbol "FOCP.OB" on the Over-the-Counter Bulletin Board (“OTCBB”) administered by FINRA. As of May 6, 2008, the last reported bid price was $3 per share and the last reported asked price was $3.20 per share. The average of the bid and asked price was $3.10 per share. Accordingly, the registration fee is $1,491 based on $3.10 per share.

(3)
Consists of 1,401,012 shares of our common stock held by selling stockholders prior to the completion of the private placement of securities and reverse merger that closed on March 28, 2008 and 299,999 shares issued for consulting services rendered in connection with the reverse merger and private placement.

(4)	Consists of 4,558,824 shares of common stock issuable to the selling stockholders upon conversion of the Series A Preferred Stock that they purchased in the private placement.

(5)
Consists of 5,698,529 shares of common stock issuable to the selling stockholders upon exercise of Series A Warrants to purchase common stock that they purchased in the private placement, 191,250 shares underlying Series A Warrants issued to the placement agent and 91,176 shares underlying Series A Warrants issued for consulting services rendered in connection with the reverse merger and private placement.

The Registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MAY 22, 2008

PRELIMINARY PROSPECTUS

FORME CAPITAL, INC.

12,240,790 Shares of Common Stock

Offered by Selling Stockholders

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 12,240,790 shares of our common stock comprising:
•	1,701,011 shares of common stock held by selling stockholders;
•	4,558,824 shares of common stock that the selling stockholders may acquire on conversion of Series A Preferred Stock; and
•	5,980,955 shares of common stock issuable to the selling stockholders upon exercise of Series A Warrants.
Of the 1,701,011 shares of common stock being registered, 1,410,012 were acquired by the selling stockholders prior to completion of the private placement and the reverse merger described in this prospectus and 299,999 were acquired by consultants for services rendered in connection with the reverse merger and private placement. The Series A Preferred Stock was purchased by the selling stockholders in a private placement completed on March 28, 2008. Of the shares underlying the Series A Warrants being registered, 5,698,529 were purchased in the private placement, 191,250 were issued to the placement agent for services rendered in connection with the private placement, and 91,176 were issued for consulting services rendered in connection with the reverse merger and private placement. We are required by the terms of a registration rights agreement and a separate agreement to register the shares listed above. The Series A Preferred Stock is convertible into common stock at the rate of one share of common stock for each share of Series A Preferred Stock (subject to adjustment). The Series A Warrants are exercisable for common stock at the rate of 0.625 shares of common stock for each Series A Warrant, have an exercise price of $3.40 per share (subject to adjustment) and expire on March 27, 2013.

The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the over-the-counter market or in private negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock (estimated to be approximately $112,000), we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. To the extent the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants. Under the terms of the warrants cashless exercise is permitted but not until after September 28, 2009 and then only if the resale of the warrant shares by the holder is not covered by an effective registration statement. We cannot assure you that the warrants will be exercised for cash or at all.

Our common stock is quoted on the Over-the-Counter Bulletin Board overseen by FINRA (the “OTCBB”) under the symbol “FOCP.OB.” On May 5, 2008, the last reported sale price of our common stock quoted on the OTCBB was $3 per share.

There is no established trading market for our common stock. We cannot give you any assurance that an established trading market in our common stock will develop, or if such a market does develop, that it will continue.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 for a discussion of certain risk factors that you should consider. You should read the entire prospectus before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______, 2008

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	3
About This Prospectus	15
Cautionary Note Regarding Forward Looking Statements and Other Information Contained in this Prospectus	16
Currency, exchange rate, and “China” and other references	16
Explanatory Note	17
Selling Stockholders	18
Plan of Distribution	23
Use of Proceeds	24
Reverse Merger and Private Placement	24
Business	32
Properties	43
Legal Proceedings	46
Management's Discussion and Analysis of Financial Condition and Results of Operations	47
Market Price of and Dividends of our Common Equity and Related Stockholder Matters	61
Security Ownership of Certain Beneficial Owners and Management	63
Directors and Executive Officers	64
Executive Compensation	67
Certain Relationships and Related Transactions	69
Description of Securities to be Registered	70
Legal Matters	71
Experts	71
Interests of Named Experts and Counsel	71
Changes in and Disagreements with Accountants	71
Financial Statements	71
Where You Can Find More Information	72
Disclosure of Commission Position on Indemnification For Securities Act Liabilities	72

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including "Risk Factors" and the consolidated financial statements and the related notes, before making an investment decision.

The Company

Business Overview

Forme Capital is the holding company of Daqing Qing Ke Long Chain Commerce & Trade Co., Ltd. (“QKL”), a regional supermarket chain that operates 19 supermarkets, one convenience store and one department store in northeastern China’s Heilongjiang Province. QKL’s supermarkets sell a broad selection of merchandise including groceries, fresh food and non-food items. QKL is known for its excellent selection of fine meats and fresh produce. QKL has two distribution centers servicing its supermarkets.

Under our plan we plan to open additional supermarkets in 2008 and 2009 having estimated additional retail space of 125,000 square meters. Our expansion strategy targets small and medium-sized cities in the three provinces of northeastern China and the northern region of Inner Mongolia, where we believe local populations can support profitable supermarket operations but where large foreign and national supermarket chains, which generally have resources far greater than ours, tend not to compete. For more information about our business you should read the section entitled “BUSINESS.”

Our net revenue for 2007 was approximately $93.1 million, an increase of $18.2 million, or 24.3%, compared to net revenue of $74.9 million for 2006. All of our net revenue for 2007 was derived from sales made to customers in the PRC.

Recent Developments

On March 28, 2008, Forme Capital acquired control of QKL through a “reverse merger” transaction. Through the reverse merger we ceased to be a shell company as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) and are now in the business of operating supermarkets in northeastern China. At the same time as the closing of the reverse merger we sold to certain accredited investors, for gross proceeds to us of $15.5 million, 9,117,647 units at a purchase price of $1.70 per unit, each unit consisting of one share of Series A Preferred Stock (each of which is convertible into one share of our common stock), one Series A Warrant and one Series B Warrant, each of which is exercisable to purchase 0.625 of a share of common stock (and which together are exercisable to purchase up to a total of 11,397,058 shares of our common stock). The Series A Warrants have an exercise price of $3.40 per share (subject to adjustment), the Series B Warrants have an exercise price of $4.25 per share (subject to adjustment). We received $13,523,530 as net proceeds from this financing. In order to induce the investors in the private placement to purchase our securities, we agreed to register their stock for resale with the SEC. We have filed the registration statement of which this prospectus forms a part in order to meet our obligations under that agreement. For more information about the reverse merger and the private placement you should read the section entitled “REVERSE MERGER and PRIVATE PLACEMENT.”

Employees

As of May 5, 2008, we had 1,930 employees, all of whom are full-time employees. 1,701 of our employees work in operations and 229 employees work in management. We have signed employment contracts with all employees. We have an employee manual setting forth relevant policies.

Executive Offices

Our executive offices are located at Jing Qi Street, Dongfeng Xincun, Sa’er Tu District 163311 Daqing, P.R. China and our telephone number is (011) 86-459-460-7825.

The Offering
Offering by Selling Stockholders

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 12,240,790 shares of our common stock including:
•
1,410,012 shares of common stock held by selling stockholders who had purchased shares prior to the completion of the reverse merger and private placement described in this prospectus and 299,999 shares issued to consultants for services rendered in connection with the private placement;

•	4,558,824 shares of common stock that the selling stockholders may acquire on conversion of our Series A Preferred Stock; and
•	5,980,955 shares of common stock issuable to the selling stockholders upon exercise of Series A Warrants.

The shares being registered may be offered for sale by the selling stockholders from time to time. No shares are being offered for sale by the Company.

Common stock outstanding prior to Offering	20,882,533

Common stock offered by the Company	0

Total shares of common stock offered by selling stockholders	12,240,790

Common stock to be outstanding after the offering (assuming conversion of all of the Series A Preferred Stock being offered and exercise of all of the Series A Warrants being offered).	31,422,312.

Total dollar value of common stock being registered
The closing market price for the common stock on March 28, 2008, the date of closing of the sale of the shares of common stock in the private placement, was $1.25. Using this value the dollar value of the 12,240,790 shares of common stock (including the shares underlying the Series A Preferred Stock and warrants) being registered was $15,300,987. The closing market price for the common stock on May 5, 2008 was $3. Using this value the total dollar value of the 12,240,790 shares of common stock (including shares underlying the Series A Preferred Stock and warrants) being registered is $36,722,370.

Use of Proceeds
We will not receive any of the proceeds from the sales of the shares by the selling stockholders. To the extent the warrants are exercised for cash we will receive the exercise price for those warrants. Under the terms of the warrants, cashless exercise is permitted but only after September 28, 2009 and then only if the underlying shares have not been registered. We intend to use any cash proceeds received from the exercise of the warrants for working capital and other general corporate purposes. We cannot assure you that any of those warrants will ever be exercised for cash or at all.

Our OTC Bulletin Board Trading Symbol	FOCP.OB

Risk Factors	See "Risk Factors" beginning on page 3 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock.

Risks related to doing business in the People’s Republic of China

Our business operations are conducted entirely in the PRC. Because China’s economy and its laws, regulations and policies are different from those typically found in the west and are continually changing, we will face risks including those summarized below.

The PRC is a developing nation governed by a one-party government and may be more susceptible to political, economic, and social upheaval than other nations.

China is a developing country governed by a one-party government that imposes restrictions on individual liberties that are significantly stricter than those typically found in the West. China is also a country with an extremely large population, significant levels of poverty, widening income gaps between rich and poor and between urban and rural residents, large minority ethnic and religious populations, and growing access to information about the different social, economic, and political systems to be found in other countries. China has also experienced extremely rapid economic growth over the last decade, and its legal and regulatory systems have changed rapidly to accommodate this growth. These conditions make China unique and may make it susceptible to major structural changes. Such changes could include a reversal of China’s movement to encourage private economic activity, labor disruptions or other organized protests, nationalization of private businesses, internal conflicts between the police or military and the citizenry, and international political or military conflict. If any of these events were to occur, it could shut down China’s economy and cause us to temporarily or permanently cease operations.

The PRC’s laws, regulations and policies, and changes to them, may limit our ability to operate profitably or prevent us from operating at all.

Our stores and distribution centers, as well as our suppliers and the agricultural producers on whom they depend, are located in the PRC. The PRC government has exercised and continues to exercise substantial control over virtually every sector of the PRC economy, including the production, distribution and sale of our merchandise. In particular, we are subject to regulation by local and national branches of the Ministries of Agriculture, Commerce, and Health, as well as the General Administration of Quality Supervision, the State Administration of Foreign Exchange, and other regulatory bodies. In order to operate under PRC law, we require valid licenses, certificates and permits, which must be renewed from time to time. If we were to fail to obtain the necessary renewals for any reason, including sudden or unexplained changes in local regulatory practice, we could be required to shut down all or part of our operations temporarily or permanently.

Our ability to operate in the PRC may be harmed by changes in its laws and regulations, including those relating to agriculture, retail operations, taxation, land use rights and other matters. Such changes could be made at the national or local level, and could affect licensing requirements for retailers of food, alcohol, tobacco, or information media; farm subsidies; corporate tax rates; employee benefits; leaseholder or land-use rights; enforceability of contracts; liabilities of retailers; intellectual property; or retail pricing. The effects of such changes on our business cannot be predicted but could be significant.

Anti-inflation measures may be ineffective or harm our ability to do business in the PRC.

In recent years, the PRC government has instituted anti-inflationary measures to curb the risk of an overheated economy characterized by debilitating inflation. These measures have included devaluations of the renminbi, restrictions on the availability of domestic credit, and limited re-centralization of the approval process for some international transactions. These austerity measures may not succeed in slowing down the economy's excessive expansion or control inflation, or they may slow the economy below a healthy growth rate and lead to economic stagnation or recession; in the worst-case scenario, the measures could slow the economy without curbing inflation. The PRC government could adopt additional measures to further combat inflation, including the establishment of price freezes or moratoriums certain projects or transactions. Such measures could harm the economy generally and hurt our business by limiting the income of our customers available to purchase our merchandise, by forcing us to lower our profit margins, and by limiting our ability to obtain credit or other financing to pursue our expansion plans or maintain our business.

Governmental control of currency conversions may affect the value of your investment.

All of our revenue is earned in renminbi, and current and future restrictions on currency conversions may limit our ability to use revenue generated in renminbi to make dividend or other payments in U.S. dollars. Although the PRC government introduced regulations in 1996 to allow greater convertibility of the renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises like us may buy, sell or remit foreign currencies only after providing valid commercial documents at a PRC banks specifically authorized to conduct foreign-exchange business.

In addition, conversion of renminbi for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign-exchange accounts for capital account items. There is no guarantee that PRC regulatory authorities will not impose additional restrictions on the convertibility of the renminbi. Such restrictions could prevent us from distributing dividends and thereby reduce the value of our stock.

The fluctuation of the exchange rate of the renminbi against the dollar could reduce the value of your investment.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and renminbi. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into renminbi for our operations, appreciation of the renminbi against the U.S. dollar could reduce the value in renminbi of our funds. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the renminbi, the U.S. dollar equivalent of our earnings from QKL, our PRC-based operating subsidiary, would be reduced. In addition, the depreciation of significant U.S. dollar-denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar. Under the new policy, the renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the renminbi against the U.S. dollar of approximately 12% as of the date of this prospectus. While the international reaction to the renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar.

We receive all of our revenues in renminbi. The PRC government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where renminbi are to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies.

The PRC government could also restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain expenses as they come due.

Recent SAFE regulations may restrict our ability to remit profits out of the PRC as dividends.

SAFE Regulations regarding offshore financing activities by PRC residents have recently undergone a number of changes which may increase the administrative burdens we face. The failure of our stockholders who are PRC residents to make any required applications and filings pursuant to these regulations may prevent us from being able to distribute profits and could expose us and our PRC-resident stockholders to liability under PRC law.

SAFE issued a public notice (the "October Notice"), effective as of November 1, 2005, and implementation rules in May 2007, which require registration with SAFE by the PRC-resident stockholders of any foreign holding company of a PRC entity. These regulations apply to our stockholders who are PRC residents. In the absence of such registration, the PRC entity (in our case both Speedy Brilliant (Daqing) and QKL) cannot remit any of its profits out of the PRC as dividends or otherwise.

In the event that our PRC-resident stockholders do not follow the procedures required under the October Notice and its implementation rules, we could lose the ability to remit monies outside of the PRC and would therefore be unable to pay dividends or make other distributions, and we could face liability for evasion of foreign-exchange regulations. Such consequences could affect our good standing under PRC regulations and our ability to operate in the PRC, and could therefore diminish the value of your investment.

The PRC’s legal and judicial system may not adequately protect our business and operations and the rights of foreign investors.

The PRC legal and judicial system may negatively impact foreign investors. In 1982, the National People's Congress amended the Constitution of China to authorize foreign investment and guarantee the “lawful rights and interests” of foreign investors in the PRC. However, the PRC's system of laws is not yet comprehensive. The legal and judicial systems in the PRC are still rudimentary, and enforcement of existing laws is inconsistent. Many judges in the PRC lack the depth of legal training and experience that would be expected of a judge in a more developed country. Because the PRC judiciary is relatively inexperienced in enforcing the laws that do exist, anticipation of judicial decision-making is more uncertain than would be expected in a more developed country. It may be impossible to obtain swift and equitable enforcement of laws that do exist, or to obtain enforcement of the judgment of one court by a court of another jurisdiction. The PRC’s legal system is based on civil law, or written statutes; a decision by one judge does not set a legal precedent that must be followed by judges in other cases. In addition, the interpretation of Chinese laws may vary to reflect domestic political changes.

As a matter of substantive law, the foreign-invested enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate articles and contracts to foreign-invested enterprise participants. These laws, however, do impose standards concerning corporate formation and governance, which are qualitatively different from the general corporation laws of the United States. Similarly, the PRC accounting laws mandate accounting practices that are not consistent with U.S. generally accepted accounting principles. PRC accounting laws require that an annual “statutory audit” be performed in accordance with PRC accounting standards and that the books of account of foreign-invested enterprises are maintained in accordance with Chinese accounting laws. Article 14 of the PRC Wholly Foreign-Owned Enterprise Law requires a wholly foreign-owned enterprise to submit certain periodic fiscal reports and statements to designated financial and tax authorities, at the risk of business license revocation. Our subsidiary, Speedy Brilliant (Daqing), is a wholly foreign-owned enterprise and is subject to these regulations.

As a matter of enforcement, although the enforcement of substantive rights may appear less clear than in the U.S., foreign-invested enterprises and wholly foreign-owned enterprises are PRC-registered companies, which enjoy the same status as other PRC-registered companies in business-to-business dispute resolution. Because the Articles of Association of QKL do not specify a method for the resolution of business disputes, QKL and other parties involved in any business dispute are free to proceed either in the Chinese courts or, if they are in agreement, through arbitration. Under PRC law, any award rendered by an arbitration tribunal is enforceable in accordance with the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958). Therefore, PRC laws relating to business-to-business dispute resolution should not work to the disadvantage of foreign-invested enterprises such as Speedy Brilliant (Daqing) and QKL.

However, the PRC laws and regulations governing our current business operations are sometimes vague and uncertain. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business and the enforcement and performance of our arrangements with suppliers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are considered foreign persons or foreign-invested enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

In addition, some of our present and future executive officers and directors, most notably Mr. Zhuangyi Wang, may be residents of the PRC and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against us or any of these persons.

Risks related to our business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history, having commenced operations in 1998 with the opening of a single supermarket. In 2003, we were operating five stores, and in 2004 we were operating ten. In 2006 we opened our department store, our second distribution center, and our eighteenth supermarket. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in evolving markets such as that of supermarkets in the PRC. Some of these risks and uncertainties relate to our ability to:
raise sufficient capital to sustain and execute our expansion plan;

offer new products to attract and retain a larger customer base;

attract additional customers and increased spending per customer;

increase awareness of our brand and continue to develop customer loyalty;

respond to competitive market conditions;

respond to changes in our regulatory environment;

manage risks associated with intellectual property rights;

maintain effective control of our costs and expenses; and

attract, retain and motivate qualified personnel
Because we are a relatively new company, we may not be experienced enough to address all the risks in our business or in our expansion including a planned doubling in size over the next two years. If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

As a retail company, we generate profits by selling merchandise supplied to us by others. Any difficulties we have in receiving prompt delivery of all of the merchandise we order, in good condition, and at the prices we expect, could have a severe impact on our ability to generate profits.

Our ability to keep our shelves stocked with a wide variety of high-quality, low-price merchandise is essential to our success, and depends on the smooth functioning of our supply chain. Significant disruptions to that chain could cause us to reduce the variety or overall amount of goods we sell; to seek alternative sources for affected supplies; to increase our prices, decrease our profit margins, or both; and in the case of a quality control failure on our part, to offer for sale merchandise that does not meet our quality standards. Any of these consequences could lead to our customers buying less, shopping elsewhere, and spreading negative word of mouth. As a result, our income, profitability, reputation and competitive position would all suffer.

Supply chain disruptions could be triggered by many kinds of events. The most important of these are listed below; each is described in detail in the subsections immediately following the list.

Disruptions of railways and other infrastructure in and around northeastern China

Severe weather and poor agricultural yields

Quality control problems and operational difficulties among our suppliers

Economic conditions in and around northeastern China

Our supply chain could be disrupted by problems with transportation infrastructure in and around northeastern China.

Delivery of our supplies depends on the smooth passage of commercial cargo through the railways, highways and waterways in and around northeastern China. Transportation delays are especially problematic for us because a large portion of the goods we sell (between 30% and 40% of sales in 2006) is perishable fresh food, which may lose all or part of its value in a few hours or days. Spoilage of any significant portion of the market supply of a fresh food item would lead suppliers to raise prices for that item, forcing us to choose between raising the price we charge for the item, thereby risking loss of customers, and reducing our profit margin for the item, thereby hurting our results of operations. Any increase in shipping costs would also cause our suppliers to raise their fees.

Transportation infrastructure in and around northeastern China may suffer more frequent breakdowns, and offer fewer alternative routes, than systems in many western countries. Transportation of people and cargo throughout China has experienced significant delays in early 2008 due to severe winter storms. Although most of the delays occurred in central and southern China and we did not experience any material disruption in our supply chain, there is no guarantee that other storms, mechanical failure, system overloads or similar problems will not delay shipments of our supplies in the future and cause spoilage of perishables, or that transportation-rate increases will not increase the prices we must pay for our supplies.

Our supply chain could be disrupted by bad harvests and by severe weather, which could harm the agricultural production on which we depend, prevent customers from reaching our stores, and disrupt our power supply.

Severe storms could also reduce supplies of fresh foods by destroying crops and livestock, and in extreme cases could reduce supplies of processed foods by reducing overall availability of the agricultural raw materials from which they are made, causing shortages of and price increases for the affected supplies. Snow, ice and wind could also damage local roads, preventing our customers and employees from reaching our stores, and damage power lines and generation plants. Extended or repeated power outages could cause us to rely on our backup electricity generators for power to light and heat our stores and run our refrigerators and freezers and food-heating equipment. Our backup generators could fail if they are taxed beyond their capacity to perform, causing spoilage of perishables and preventing one or more of our stores from functioning.

Such eventualities would reduce our income for the duration of the storms and, to the extent that infrastructure is damaged and harvests are reduced, into the future.

The risks of severe storms are not merely hypothetical. As of early February, 2008, China was experiencing its harshest winter in 50 years, which was especially severe in southern and western parts of the country. Heavy snow and sleet had reduced power-generating capacity by an estimated 5.6% nationwide by affecting power plants and by delaying shipments of coal, causing some manufacturers in southwestern China to slow or halt production. Passengers were stranded, cargo shipments stalled, and decreases in fresh food supplies caused prices to rise, prompting the government to announce price freezes on certain agricultural products. By the end of January, the damage to the national economy was estimated by the Ministry of Civil Affairs to be approximately $7.5 billion. Although we have not been significantly affected by these storms, there is no guarantee that we will not be affected by new or continuing storms in the future. (See The Economist, China’s Bleak Mid-winter: A Cold Coming , February 2, 2008, pages 48-49; Chris Buckley, Harsh Winter In China Heightens Economic Fears , Reuters, January 28, 2008; and ShanghaiDaily.com, Chinese Passengers Warned Not to Swarm Recovering Railways , February 3, 2008.)

Poor yields of crops and livestock, whether due to bad weather, disease, errors in agricultural planning or other causes, could reduce the market supplies of fresh foods as well as processed foods that depend on agricultural products as raw materials. Such reductions could raise the cost of our supplies and cause the supply problems discussed above. Such a shortage occurred in 2007 in the market for pork and pork products, due largely to farmers raising fewer pigs in 2007 as a result of low prices in 2006 and to an outbreak of blue ear disease. As a result, pork prices rose more than 50% in 2007. In April 2007, for example, prices for pigs were 71% higher than in April 2006, according to the PRC’s Ministry of Agriculture. (See Ed Flanagan, China Anxiously Looks Back and Forward at Year of the Pig, February 11, 2008, published at http://worldblog.msnbc.msn.com/archive/2008/02/11/655302.aspx .) Although we have not been significantly affected by the recent rise in pork prices, there is no guarantee that a continued rise in prices of pork or our other supplies will not cause serious interruptions to our supply chain and our operating results in the future.

Our supply chain could be disrupted by quality control problems and operational difficulties among a small number of suppliers.

We rely on a small number of suppliers to provide merchandise that meets our needs, including providing sufficient amounts of merchandise and meeting our quality standards and government health and consumer-protection standards. A significant portion of our supplies (approximately 11% in 2006 and 9% in 2007) comes from our top 10 suppliers, which are primarily large wholesalers and meat processors. If one or more of these suppliers experiences quality control failures or is unable to secure its own supplies of merchandise, whether self-produced or purchased from others, the merchandise that it delivers to us could fail to meet our quality standards or arrive in insufficient amounts to meet our needs. We have attempted to mitigate these risks by entering into long-term contracts with our suppliers, which typically have a term of one year and provide for payment at market prices. However, if such risks do materialize, there is no guarantee we would succeed in securing replacement supplies meeting our standards from other suppliers quickly and at reasonable prices, or at all, and we could suffer the consequences of supply chain disruptions described.

Under our supply contracts, our suppliers are responsible for damage that occurs during shipping, and under the PRC’s consumer protection laws, our suppliers must reimburse us for the cost of spoiled goods returned to us by customers for a refund. Nevertheless, significant spoilage could reduce the amount of fresh food we are able to offer, which could reduce our income.

Our supply chain could be disrupted by economic conditions in and around northeastern China..

Economic conditions in China generally and in northeastern China in particular affect the price and availability of our supplies. Inflation in prices of agricultural products and in general has become significant as of 2007, with overall inflation at 6.9% in November as compared with November 2006 and inflation in agricultural products at 18.2% over the same period, as measured by China’s Consumer Price Index. (See “China’s Consumer Price Index Keeps Growing,” China Retail News, published at http://www.ccfa.org.cn/english/news_show_2005.jsp?id=44110 .) Although we have seen prices rise for our fresh food and other merchandise, we do not believe inflation has harmed our operating results as we have been able to pass on these increased costs to our customers. However, there is no guarantee that we will be able to continue to do so without it having an adverse effect on our business.

In addition, the geographic concentration of our operations creates a heavy exposure to the risks of the local economy. We operate in Heilongjiang Province in northeastern China, with stores clustered around the cities of Daqing and Harbin, and our near-term plans call for expansion only within the three provinces of northeast China. Our headquarters, warehouse and distribution facilities and all of our stores are located within a relatively limited geographic area. As a result, our business is more susceptible to regional conditions, including conditions affecting infrastructure, agriculture, inflation and employment, than our more geographically diversified competitors.

Economic conditions that affect consumer spending could limit our sales and increase our costs.

Our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending. Inflation and adverse changes to economic conditions such as employment levels, business conditions, interest rates, energy and fuel costs and tax rates can, in addition to causing the supply-chain disruptions described above, reduce consumer spending and change consumer purchasing habits. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue. We do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy. A general reduction in the level of consumer spending or a shift toward purchases of lower-margin items would be likely to reduce our income.

A widespread health problem in the PRC could negatively affect our operations.

A renewed outbreak of SARS or another widespread public health problem in the PRC, such as bird flu, could have an adverse effect on our ability to receive and distribute merchandise, the ability of our employees and customers to reach our stores, and other aspects of our operations. Public-safety measures such as quarantines or closures of some stores could disrupt our operations. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business.

Local construction could prevent customers from reaching our stores.

From time to time, local events or projects take place in the vicinity of our stores that may have a negative impact on our sales and profitability.  Major road construction or building construction could limit customer access to our stores and reduce our sales.

Much of our income comes from sales of perishable merchandise, which can lose its value quickly.

In addition to spoilage due to risks described above, we could also suffer significant spoilage if our refrigerators and freezers malfunction or if we suffer lapses of quality control inspection and supervision. If our inspections fail to discover spoilage in a shipment of fresh food, or if we fail to perform our routine inspections of perishable merchandise on our shelves, we could inadvertently offer spoiled food for sale, which could harm our reputation and competitive position.

Consumer concerns regarding the safety and quality of food products or health concerns could adversely affect sales of our products.

Our sales performance could be adversely affected if consumers lose confidence in the safety and quality of our fresh food products. Consumers in the PRC are increasingly conscious of food safety and nutrition. Consumer concerns about, for example, the safety of meat, fish, or dairy products, or about the safety of food additives used in processed food products, could discourage them from buying these relatively high-margin products and cause our profit margins to fall and our results of operations to suffer.

We rely on the performance of our individual stores, and individual store managers, for our sales, and should any or all of them perform poorly for any reason, our sales performance, reputation and competitive position would suffer.

We sell all of our products through our individual stores. Each supermarket is managed by a store manager who reports directly to our CEO, Mr. Wang, at least four times a week. Although all purchasing decisions are made by Company management and not the store manager, the store manager is responsible for the daily operation of the store. If factors either in or out of a store manager’s control reduce a store’s business—for example disruption of customer traffic by nearby construction, or customer dissatisfaction with store employees—our income could fall.

We may fail to identify or anticipate trends in consumer preferences, which may result in decreased demand for our merchandise.

Our continued success in the retail market depends on our ability to anticipate the changing tastes, dietary habits and lifestyle preferences of customers. If we are not able to anticipate and identify new consumer trends and stock our shelves accordingly, our sales may decline and our operating results may be adversely affected. For example, we believe meat and dairy products have strong growth potential in northeastern China and, accordingly, we have increased our focus on sales of these products, which tend to have higher-than-average profit margins. If the market for these products in the PRC does not grow as we expect, our income may not grow as we expect and our operating results may suffer.

If we become unable to attract the business of bulk purchasers, our profitability could suffer.

A relatively new shopping phenomenon in China is “group buying” ( tuán gòu ), in which a group of ten or 20 or more consumers get together and bargain for a discount from retailers by offering to make bulk purchases. (See Matthew Liu, “China’s Newest Shopping Craze: ‘Team Buying’,” Christian Science Monitor, May 11, 2006.) In our case, the typical discount is less than 2%. Although we do not keep data on the portion of our revenue generated by group sales, we believe it is a non-trivial portion. If group buyers were to begin avoiding or not completing sales with our stores for any reason, our income and profitability could be affected.

Our profit margins could narrow.

Profit margins in the grocery retail industry are narrow. In order to increase or maintain our profit margins, we develop strategies to reduce costs, such as purchasing strategies and distribution center efficiencies, and to increase sales of higher-margin items such as private-label merchandise and prepared-in-store foods. There is no guarantee that we will implement these strategies successfully, and if we are not successful, our profitability could suffer.

We rely heavily on information technology systems, which could fail.

We have a large and complex information technology system that we rely on to keep track of inventory and sales, determine our ordering of supplies, and communicate among stores, distribution centers and our corporate headquarters. Like any electronic data management system, ours is subject to malfunction. In such a case, our operations could be significantly disrupted as we work to fix the problem, upgrade our system or adopt a new system.

In addition, despite the Company’s considerable efforts and technology to secure our computer network, security could be compromised, confidential information could be misappropriated, and other system disruptions could occur. This could lead to loss of sales and diversion of corporate resources from operations and planning.

The supermarket and retail industries in the PRC may face increasing competition from both domestic and foreign companies.

The supermarket and retail industries in the PRC are highly and increasingly competitive. Since China’s entry into the World Trade Organization (“WTO”) in late 2001, the high barriers to entry that discouraged many foreign potential competitors from entering China’s retail markets. Tariffs have been reduced and restrictive import licensing and distribution practices have been modified. Giant international retailers such as Wal Mart and Carrefour have entered the market, national retailers such as Bailian and Lianhua have expanded, and local and regional competition has grown. (See Fred Gale and Thomas Reardon, “China’s Modernizing Supermarket Sector Presents Major Opportunities for U.S. Agricultural Exporters,” AgExporter November 2004, pages 4-8.) Some of these companies have substantially greater financial, marketing, personnel and other resources than ours.

Our competitors could adapt more quickly than we do to evolving consumer preferences or market trends, have more success than we do in their marketing efforts, control supply costs and operating expenses more effectively than we do, or do a better job than we do in formulating and executing expansion plans. They may merge or form alliances to achieve a scale of operations or a number of stores in northeastern China which would make it difficult for us to compete. Increased competition may also lead to price wars, counterfeit products or negative brand advertising, all of which may adversely affect our market share and profit margins. Expansion of large retailers into new locations may limit the locations into which we may profitably expand. To the extent to which our competitors are able to take advantage of any of these factors, our competitive position and operating results may suffer.

In addition, our large competitors may benefit more than we can from coming improvements in infrastructure in northeastern China and throughout the country and from the relaxing of restrictions on nationwide distribution. The PRC has announced major infrastructure improvements and construction throughout China and in northeastern China in particular as a focus of its Eleventh Five-Year Plan (See “Plan of Revitalizing Northeast China,” published by the PRC’s National Development and Reform Commission on December 19, 2007, and available in English translation at http://news.xinhuanet.com/english/2007-12/19/content_7279455.htm.) Construction of new roads and rail lines, and improvements of existing ones, could disproportionately benefit large retailers that have the resources to set up nationwide distribution networks and retail locations to benefit from the resulting economies of scale.

Because we face intense competition, we must anticipate and quickly respond to changing consumer demands more effectively than our competitors. In order to succeed in implementing our business plan, we must achieve and maintain favorable recognition of our private-label brands, effectively market our products to consumers, competitively price our products, and maintain and enhance a perception of value for consumers. We must also source and distribute our merchandise efficiently. Failure to accomplish these objectives could impair our ability to compete successfully and adversely affect our growth and profitability.

We also face heightened competition from restaurants and fast food chains due to the increasing portion of household food expenditures directed to the purchase of food prepared outside the home.

If we have difficulties finding and leasing new retail space for new stores or retaining existing retail space, our operations could be disrupted and we will be unable to grow as planned.

We currently lease the majority of our store locations. Typically, our supermarket leases have initial 15- to 20-year lease terms and may include options for up to an additional 15 or 20 years.  Our revenues and profitability would be negatively impacted if we are unable to renew these leases at reasonable rates.

Our expansion plans call for us to open additional stores with an additional 125,000 square meters of retail space in 2008 and 2009. Our success in executing the plan depends on our ability to open or acquire new stores in existing and new retail areas and to operate these stores successfully.  We must find suitable locations for these stores and reach reasonable terms with building owners and other interested parties, and we face intense competition from other retailers for such sites.  If we cannot find suitable locations available at a reasonable cost, our ability to grow will be compromised.

Difficulties with hiring, employee training and other labor issues could disrupt our operations.

We may not be able to successfully hire and train new team members or integrate those team members into the programs and policies of the Company. Any such difficulties would reduce our operating efficiency and increase our costs of operations.

We could be subject to substantial liability should the consumption of any of our products cause personal injury or illness and we do not maintain product liability insurance to cover our potential liabilities.

The sale of food products for human consumption involves an inherent risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties or product contamination or degeneration, including the presence of foreign contaminants, chemical substances or other agents or residues during the various stages of the production and procurement process. Although we and our suppliers are subject to governmental inspections and regulations, consumption of our products could still cause a health-related illness in the future, and we could be subject to claims or lawsuits relating to such matters.

Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertions that merchandise we carry caused personal injury or illness could adversely affect our reputation and competitive position. Unlike most supermarket companies in the United States, but in line with industry practice in the PRC, we do not maintain product liability insurance. Furthermore, our products could potentially suffer from product tampering, contamination or degeneration or be mislabeled or otherwise damaged. Under certain circumstances, we could be required to recall products. Even if a situation does not necessitate a product recall, we cannot assure you that product liability claims will not be asserted against us as a result. A product liability judgment against us or a product recall could have a material adverse effect on our revenues, profitability and business reputation.

Our company name and private-label merchandise may be subject to counterfeiting or imitation, which could have an adverse impact upon our reputation and brand image, as well as lead to higher administrative costs.

We regard brand positioning as an important element of our competitive strategy, and intend to position our Qingkelong brand and our private-label brands to be associated with low prices, high quality, convenience and a positive shopping experience. There have been frequent occurrences of counterfeiting and imitation of products in the PRC in the past. Imitation of our company name or logo could occur in the future and there is no guarantee that we will be able to detect it and deal with it effectively. Any occurrence of counterfeiting or imitation could impact negatively upon our corporate and brand image.

In addition, another company could bring a claim against us for trademark infringement, which could be costly and time-consuming to defend.

Our expansion efforts could fail.

There is no guarantee that our expansion plans will be successfully implemented. We need additional funding to implement these plans. In addition, these plans are subject to, among other things, feasibility and our ability to meet the challenges they present, including our ability to hire qualified and capable employees to carry out the expansion plans.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has not adopted a western style of management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

Our Continued Growth and implementation of our Expansion Plan depends on our ability to raise additional financing.

Our net sales revenue has increased from $45.6 million in 2004 to $93.1 million for 2007. Our continued growth and execution on our expansion plan will depend on our ability to raise capital from outside sources. We anticipate that we would need an additional $45 million to fully implement our expansion plan. Our ability to obtain financing will depend upon a number of factors, including:

our financial condition and results of operations;

the condition of the PRC economy;

conditions in relevant financial markets;

relevant PRC laws regulating the same; and

the success of our expansion plans

If we are unable to obtain financing, as needed, on a timely basis and on acceptable terms, we will not be able to implement our expansion plan and our financial position, competitive condition, growth and profitability may be adversely affected.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage expansion in an orderly fashion. We may not have the requisite experience to manage and operate a larger network of stores and distribution centers. In addition, we may face challenges in integrating acquired businesses with our own. These events would increase demands on our existing management, workforce and facilities. Failure to satisfy these increased demands could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames and administrative inefficiencies.

Potential environmental liability could have a material adverse effect on our operations and financial condition.

To the knowledge of management, neither the distribution nor the sale of our merchandise constitutes an activity that requires us to comply with PRC environmental laws. Although it has not been alleged by PRC government officials that we have violated any current environmental regulations, we cannot assure you that the PRC government will not amend the current PRC environmental protection laws and regulations. Our business and operating results may be materially and adversely affected if we were to be held liable for violating existing environmental regulations or if we were to increase expenditures to comply with environmental regulations affecting our operations.

We rely on Mr. Zhuangyi Wang, our Chief Executive Officer and President, for the management of our business, and the loss of his services could significantly harm our business and prospects.

We depend, to a large extent, on the abilities and participation of our current management team, but have a particular reliance upon Mr. Zhuangyi Wang, our Chief Executive Officer and President, for the direction of our business. The loss of the services of Mr. Wang for any reason could have a material adverse effect on our business and prospects. We cannot assure you that the services of Mr. Wang will continue to be available to us, or that we will be able to find a suitable replacement for Mr. Wang. We have entered into an employment contract with Mr. Wang, but that agreement does not guarantee Mr. Wang’s continuing to manage the Company. We do not have key man insurance on Mr. Wang, and if he were to die and we were unable to replace him for a prolonged period of time, we could be unable to carry out our long-term business plan, and our future prospects for growth, and our business, could be harmed.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire such personnel in the future, our ability to implement our business objectives could be adversely affected.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our Chief Executive Officer, Mr. Zhuangyi Wang. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or senior personnel, or attract and retain high-quality senior executives or senior personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

We may not have adequate internal accounting controls. While we have certain internal procedures in our budgeting, forecasting, and management and allocation of funds, our internal controls may not be adequate.

We are constantly striving to improve our internal accounting controls. We hope to develop an adequate internal accounting control to budget, forecast, manage and allocate our funds and account for them. There is no guarantee that such improvements will be adequate or successful or that such improvements will be carried out on a timely basis. If we do not have adequate internal accounting controls, we may not be able to appropriately budget, forecast and manage our funds, we may also be unable to prepare accurate accounts on a timely basis to meet our continuing financial reporting obligations and we may not be able to satisfy our obligations under U.S. securities laws.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our company's independent registered public accountants. The SEC extended the compliance dates for non-accelerated filers, as defined by the SEC. Accordingly, non accelerated filers like us are required to provide an annual assessment of internal controls in their annual report for the 2007 fiscal year and the attestation requirement of management's assessment by independent registered public accountants will first apply to annual reports for the 2008 fiscal year. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

We have inadequate insurance coverage.

We do not presently maintain product liability insurance, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our properties or claims filed against us. Except for property and automobile insurance, we do not have other insurance such as business liability or disruption insurance coverage for our operations in the PRC.

We do not maintain a reserve fund for warranty or defective products claims. Our costs could substantially increase if we experience a significant number of warranty claims. We have not established any reserve funds for potential warranty claims since historically we have experienced few warranty claims for our products so that the costs associated with our warranty claims have been low. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, it would have a material adverse effect on our financial condition and results of operations.

We could be required to pay liquidated damages to our investors if our registration statement is not promptly filed and declared effective by the SEC.

We may not be able to register for resale all of the shares of common stock underlying the Series A Preferred Stock, Series A Warrant and Series B Warrants acquired by the investors in our private placement completed on March 28, 2008 and the other shares required to be registered under the terms of the registration rights agreement entered in connection with the private placement, in which case we would accrue liquidated damages described in the registration rights agreement and be held in default under the transaction agreements. In that case, we could be required to either raise additional outside funds through financing or curtail or cease operations. For a detailed description of our obligation to register our stock and the circumstances in which we could be required to pay liquidated damages, see the discussion in this prospectus under “REVERSE MERGER AND PRIVATE PLACEMENT under the subheading “Registration Rights Agreement.”

Risks related to an investment in our common stock

Our Chief Executive Officer controls us through his position and stock ownership and his interests may differ from other stockholders.

Our Chief Executive Officer, Mr. Wang, has a call option to acquire all of the shares of Winning State (BVI). Winning State is the owner of 19,082,299 (approximately 91%) shares of our common stock. Assuming conversion of all of the outstanding Series A Preferred Stock and all of the Series A Warrants an Series B Warrants , Winning State will own 45.5% of the our shares of common stock outstanding. As a result, Mr. Wang will be able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Mr. Wang’s interests may differ from that of other stockholders.

We do not intend to pay cash dividends in the foreseeable future.

We currently intend to retain all future earnings for use in the operation and expansion of our business. We do not intend to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary based in the PRC, QKL. Our operating subsidiary, from time to time, may be subject to restrictions on its ability to make distributions to us, including as a result of restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. See “Risks related to doing business in the People’s Republic of China” above. In addition, under the terms of the securities purchase agreement entered into in connection with the private placement as long as any Series A Preferred Stock remain outstanding, the Company cannot declare or pay any dividends on the common stock unless such dividends or distributions are also simultaneously paid or made to the holders of the Series A Preferred Stock.

There is currently a very limited trading market for our common stock.

Our common stock has been quoted on the over-the-counter Bulletin Board since 2005. Because we were formerly a shell company, our bid and ask quotations have not regularly appeared on the OTC Bulletin Board for any extended period of time. There is a limited trading market for our common stock and our common stock may never be included for trading on any stock exchange or through any other quotation system, including the NASDAQ Stock Market. You may not be able to sell your shares due to the absence of an established trading market.

Our common stock is subject to the Penny Stock Regulations.

Our common stock is, and will continue to be subject to the SEC's "penny stock" rules to the extent that the price remains less than $5.00. Those rules, which require delivery of a schedule explaining the penny stock market and the associated risks before any sale, may further limit your ability to sell your shares.

 The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share. Our common stock, when and if a trading market develops, may fall within the definition of penny stock and subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000 or $300,000, together with their spouse).

For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of investors to sell their common stock in the secondary market.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

The resale in the public market of the shares underlying the Series A Preferred Stock and Warrants acquired in the March 2008 financing and the resale in the public market of the common stock acquired prior to March 2008 private placement may have an adverse impact on the market value of our common stock.

There is no established trading market for our common stock. Future sales of substantial amounts of our common stock in the trading market could adversely affect market prices.

This is an offering of 12,240,790 shares of our common stock by the selling stockholders. As of April 25, 2008, there were issued and outstanding (i) 20,882,533 shares of common stock, (ii) 9,117,647 shares of Series A Preferred Stock (convertible into 9,117,647 shares of common stock); (iii) Series A Warrants to purchase 5,980,955 shares of common stock; (iv) Series B Warrants to purchase 5,924,471 shares of common stock. Assuming conversion of all of the Series A Preferred Stock and exercise of all of the Series A Warrants and Series B Warrants, there will be 41,905,607 shares of common stock outstanding. 12,240,790 of these shares are being registered for resale in this prospectus. None of our shares are currently eligible for resale under Rule 144.

Also as a result of the offering, there will be a significant number of new shares of common stock on the market in addition to the current public float. Sales of substantial amounts of common stock, or the perception that such sales could occur, and the existence of warrants to purchase shares of common stock at prices that may be below the then current market price of the common stock, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

Enforcement against us or our directors and officers may be difficult.

Because our principal assets are located outside of the U.S. and some or all our directors and officers, both present and future, reside outside of the U.S., it may be difficult for you to enforce your rights based on U.S. federal securities laws against us and our officers and some directors or to enforce a U.S. court judgment against us or them in the PRC.

In addition, our operating company, QKL, is located in the PRC and substantially all of its assets are located outside of the U.S. It may therefore be difficult for investors in the U.S. to enforce their legal rights based on the civil liability provisions of the U.S. Federal securities laws against us in the courts of either the U.S. or the PRC and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the U.S. and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties under the U.S. Federal securities laws or otherwise.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information or to make any representations about us, the selling stockholders, the securities or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us or any selling stockholder.

The selling stockholders are offering to sell and seeking offers to buy shares of our common stock, including shares they acquire on exercise of their warrants, only in jurisdictions where offers and sales are permitted. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is unlawful.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. The prospectus will be updated and updated prospectuses made available for delivery to the extent required by the federal securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS

This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties. Forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability and cash flows, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans and (e) our anticipated needs for working capital. They are generally identifiable by use of the words "may," "will," "should," "anticipate," "estimate," "plan," "potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" or the negative of these words or other variations on these words or comparable terminology. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. In particular, these include statements relating to future actions, future performance, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur and you should not place undue reliance on these forward-looking statements.

Currency, exchange rate, and “China” and other references

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. References to "yuan" or "RMB" are to the Chinese yuan, which is also known as the renminbi. According to the currency exchange website www.xe.com, on May 8, 2008, $1.00 was equivalent to 7.00570 yuan.

References in this prospectus to the “PRC” or “China” are to the People’s Republic of China.

References to “QKL” are to Daqing Qing Ke Long Chain Commerce & Trade Co., Ltd., a PRC retail company that we control. Unless otherwise specified or required by context, references to “we,” “our” and “us” refer collectively to (i) Forme Capital, Inc., (ii) the subsidiaries of Forme Capital, Inc., Speedy Brilliant (BVI) and Speedy Brilliant (Daqing), and (iii) QKL.

References to “IGA” are to the Independent Grocers Alliance, an international trade group and network of supermarkets that offers its members access to industry information, bargaining advantages with suppliers, and other benefits of affiliation with a large trade group. IGA reports that its member companies operate in 40 countries worldwide and have total sales of $21 billion per year. Its website is www.IGA.com.

In keeping with standard practice and the practice of the National Bureau of Statistics of China (see http://www.stats.gov.cn/tjsj/ndsj/2006/indexeh.htm ), references to “northeastern China” are to the three northeastern provinces of Heilongjiang, Jilin and Liaoning, visible in the upper right-hand corner of the map of China and surrounding areas below.

Source: Society for Anglo-Chinese Understanding, http://www.sacu.org/provmap.html

References to QKL’s “registered capital” are to the equity of QKL, which under PRC law is measured not in terms of shares owned but in terms of the amount of capital that has been contributed to a company by a particular shareholder or all shareholders. The portion of a limited liability company’s total capital contributed by a particular shareholder represents that shareholder’s ownership of the company, and the total amount of capital contributed by all shareholders is the company’s total equity. Capital contributions are made to a company by deposits into a dedicated account in the company’s name, which the company may access in order to meet its financial needs. When a company’s accountant certifies to PRC authorities that a capital contribution has been made and the company has received the necessary government permission to increase its contributed capital, the capital contribution is registered with regulatory authorities and becomes a part of the company’s “registered capital.”

Explanatory Note

The registration statement on Form S-1 of which this prospectus forms a part is being filed by Forme Capital, Inc. in order to register shares of our common stock so that they may be sold to the public by (i) investors who recently purchased them from us in connection with a private placement completed on March 28, 2008 and (ii) stockholders who acquired their shares prior to the private placement. In the private placement we sold to certain accredited investors, for gross proceeds to us of $15.5 million, 9,117,647 units at a purchase price of $1.70 per unit, each unit consisting of one share of Series A Preferred Stock (each of which is convertible into one share of our common stock), one Series A Warrant and one Series B Warrant, each of which is exercisable to purchase 0.625 of a share of common stock (and which together are exercisable to purchase up to a total of 11,397,058 shares of our common stock). The Series A Warrants have an exercise price of $3.40 per share (subject to adjustment) and the Series B Warrants have an exercise price of $4.25 per share (subject to adjustment). We received $13,523,530 as net proceeds from this financing. In order to induce the investors in the private placement to purchase our securities, we agreed to register their stock for resale with the SEC. We have filed the registration statement of which this prospectus forms a part with the SEC in order to meet our obligations under that agreement. At the same time as the closing of private placement closed, we acquired control of an operating company in China. We refer to the transactions through which we acquired control of the operating company as the “reverse merger.” Through the reverse merger we ceased to be a shell company as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) and are now in the business of operating supermarkets in northeastern China.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale of our common stock by the selling stockholders identified in the table below.

Except for Kuhns Brothers, Inc., none of the selling stockholders is a broker dealer or an affiliate of a broker dealer.

Except as set forth below none of the selling stockholders has been an officer or director of the Company or any of its predecessors or affiliates within the last three years, nor has any selling stockholder had a material relationship with the Company.

Stallion Ventures, LLC, a selling stockholder, is a Delaware limited liability company owned by Lomond International, Inc. Prior to our private placement on March 28, 2008, Stallion Ventures owned approximately 23.33% of our outstanding common stock, or 350,000 shares. Therefore, Stallion Ventures could be deemed to have been our affiliate at that time. Martin Sumichrast has sole voting and dispositive power over the shares held by Stallion Ventures.

Castle Bison, Inc., a selling stockholder, is a California corporation owned and controlled by Raul Silvestre. Mr. Silvestre was counsel to the Company from September 17, 2007 to March 28, 2008. Prior to March 28, 2008, Castle Bison owned approximately 9.19% of our outstanding common stock, or 137,790 shares. Therefore, Castle Bison could be deemed to have been our affiliate at that time.

Windermere Insurance Company, a selling stockholder, is a British Virgin Islands business development company. John Scardino has sole voting and dispositive power over the shares held by Windermere.  Prior to March 28, 2008, Windermere owned approximately 7.75% of our outstanding common stock, or 116,234 shares. Therefore, Castle Bison could be deemed to have been our affiliate at that time.

Castle Bison, Stallion Ventures and Windermere Insurance Company acquired their shares of common stock being registered in a private sale pursuant to a stock purchase agreement dated September 17, 2007 by and among Synergy Business Consulting, LLC, as seller, and Stallion Ventures, Castle Bison, Menlo Venture Partners and Windermere Insurance Company as purchasers (the “September 2007 stock purchase agreement”). Menlo Ventures’ shares were subsequently purchased by Castle Bison.

Vision Opportunity China, LP, a selling stockholder, purchased 600,000 shares of our common stock from Stallion Ventures, Castle Bison and other affiliates on February 7, 2008, becoming the holder of approximately 42% of Forme Capital’s then outstanding stock. Therefore, Vision could be deemed to have been our affiliate at that time. The remainder of Vision’s shares being registered in the registration statement of which this prospectus forms a part were acquired in a private placement completed on March 28, 2008.

The four selling stockholders named above, namely Vision, Stallion, Castle Bison, and Windermere, collectively held approximately 85.2% of our common stock, or 1,204,024 shares, prior to March 28, 2008.

Vincent Finnegan, a selling stockholder, served as a director of Forme Capital from September 19, 2007 until March 28, 2008. In December 2007, Mr. Finnegan received the 7,000 shares of common stock being registered as compensation for his services.

John Vogel, a selling stockholder, served as our CEO and a director of Forme Capital form September 19, 2007 until March 28, 2008.  In December 2007, Mr. Vogel received the 7,000 shares of common stock being registered as compensation for his services.

Robert Scherne, a selling stockholder, served as a director and Chief Financial Officer of Forme Capital from September 19, 2007 until March 28, 2008. In December 2007, Mr. Scherne received the 21,000 shares of common stock being registered as compensation for his services

Sichenzia Ross Friedman & Ference LLP, a selling stockholder, was special counsel to Forme Capital prior to the reverse merger and the private placement and received the 15,000 shares being registered for services rendered to Forme Capital.

Kuhns Brothers, Inc., a selling stockholder and a corporation controlled by John Kuhns, entered into a placement agent agreement with the Company dated January 17, 2007 and a settlement agreement with QKL dated January 22, 2008. Under the terms of the placement agreement and settlement agreement Kuhns Brothers received a placement agent fee of $1,300,500 at the closing of the private placement and reverse merger and Series A Warrants to purchase 191,250 shares of common stock and Series B Warrants to purchase 153,000 shares of common stock. Kuhns Brothers transferred fifty percent those warrants to Sam Shoen, Paul Kuhns, John Kuhns, Mary Fellows, Jeff Triana and Jennifer Vuong, each of whom is listed as a selling stockholder. Kuhns Brothers, Inc. is a licensed broker dealer. John Kuhns, Mary Fellows, Jeff Triana and Jennifer Vuong are affiliated with Kuhns Brothers.

Yang Miao, Ying Zhang and Fang Chen, each of whom is a selling stockholder, are the principals of Mass Harmony Asset Management (“Mass Harmony”). On March 13, 2007, QKL entered into a Financial Consulting Agreement (the “Mass Harmony Agreement”) with Mass Harmony under which Mass Harmony agreed to perform certain financial services for the Company. QKL paid Mass Harmony an aggregate of RMB 500,000 (approximately $70,000) and Mass Harmony also received 299,999 shares of common stock, Series A Warrants to purchase 91,176 shares of common stock, and Series B Warrants to purchase 72,941 shares of common stock. All of these shares are being registered in the prospectus.

The table set forth below lists the names of the selling stockholders as well as (1) the number of shares of common stock acquired by each of the selling stockholders that are being registered; (2) the number of shares underlying the Series A Preferred Stock acquired by each of the selling stockholders in the private placement that are being registered and (3) the number of shares underlying the Series A Warrants acquired by each of the selling stockholders, the placement agent and the consultant in the private placement that are being registered.

Each selling stockholder may offer for sale all or part of the shares from time to time. The table below assumes that the selling stockholders will sell all of the shares offered for sale. A selling stockholder is under no obligation, however, to sell any shares pursuant to this prospectus.

After due inquiry and investigation and based on information provided by the selling stockholders, none of the selling stockholders has an existing short position in our stock.

Other than as described in this prospectus, we have not in the past three years engaged in any securities transaction with any of the selling stockholders, any affiliates of the selling stockholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

In addition, other than in connection with the contractual obligations set forth in (i) share exchange agreement entered into between the Company, the Speedy Brilliant shareholders and certain of selling stockholders, (ii ) the securities purchase agreement (and the related registration rights agreement) entered into between the Company and each of the selling stockholders who invested in the private placement, (iii) the registration rights letter agreement dated March 29, 2008 with the holders of the common stock who acquired their shares prior to the private placement, (iv) the placement agent agreement between the Company and Kuhns Brothers, Inc. entered into on January 17, 2008, (v) the settlement agreement dated January 22, 2008 between QKL and Kuhns Brothers, Inc., and (vi) the Mass Harmony Agreement described above, we do not have any agreement or arrangement with any selling stockholder with respect to the performance of any current or future obligations.

Names of Selling Stockholder	Number of shares of common stock owned prior to the offering	Number of shares of common stock underlying Series A Preferred Stock owned prior to the offering	Number of shares of common stock underlying Series A Warrants owned prior to the offering	Number (and Percent) of shares of Common Stock beneficially owned prior to offering (1) (2)		Number of shares of Common Stock to be sold in offering (3)	Number of shares of Common Stock underlying Series A Preferred Stock to be sold in offering	Number of shares of Common Stock underlying Series A Warrants to be sold in offering	Number (and Percent) of shares of Common Stock beneficially owned after the offering (1) (2)
Stockholders who Acquired their shares prior to Reverse Merger and Private Placement
Castle Bison, Inc. (3)	137,790	0	0	137,790	(*)	137,790	0	0	0
Stallion Ventures, LLC (4)	350,000	0	0	350,000		350,000	0	0	0
Windermere Insurance Company Ltd. (5)	116,234	0	0	116,234	(*)	116,234	0	0	0
Benjamin Hill	12,915	0	0	12,915	(*)	12,915	0	0	0
Fink Family Trust	19,372	0	0	19,372	(*)	19,372	0	0	0
Brandon Hill	7,749	0	0	7,749	(*)	7,749	0	0	0
Ronitt Sucoff	11,623	0	0	11,623	(*)	11,623	0	0	0
Helen Kohen	11,623	0	0	11,623	(*)	11,623	0	0	0
Mark Bell M.D. Inc. Retirement Trust	9,687	0	0	9,687	(*)	9,687	0	0	0
Larry Chimerine	19,372	0	0	19,372	(*)	19,372	0	0	0
Irv Edwards M.D., Inc. Employee Retirement Trust	9,687	0	0	9,687	(*)	9,687	0	0	0
Marie Tillman	7,749	0	0	7,749	(*)	7,749	0	0	0
Vincent Finnegan	7,000	0	0	7,000	(*)	7,000	0	0	0
John Vogel	7,000	0	0	7,000	(*)	7,000	0	0	0
Robert Scherne	21,000	0	0	21,000	(*)	21,000	0	0	0
Menlo Venture Partners, LLC (6)	37,211	0	0	37,211	(*)	37,211	0	0	0
Sichenzia Ross Friedman & Ference LLP (7)	15,000	0	0	15,000	(*)	15,000	0	0	0

Investors in Private Placement
Vision Opportunity China, L.P. (8)	600,000	5,882,353	3,676,471	1,065,254, (4.99)%		600,000	2,941,177	3,676,471	1,065,254 (4.99)%
Guerrilla Partners, LP (9)	0	647,059	404,412	1,042,038 (4.99)%		0	323,529	404,412	1,042,038 (4.99)%
Hua-Mei 21st Century Partners, LP (9)	0	1,352,941	845,588	1,042,038 (4.99)%		0	676,470	845,588	1,042,038 (4.99)%
Straus Partners, L.P. (9)	0	352,941	220,588	794,117 (3.7)%		0	176,471	220,588	397,059 (1.87)%
Straus-GEPT Partners, L.P. (10)	0	235,294	147,059	529,412 (2.47)%		0	117,647	147,059	264,706 (1.25)%
GB Global Private Balanced Fund I (11)	0	294,118	183,823	661,764 (3.07)%		0	147,059	183,823	330,882 (1.55)%
China Private Equity Partners Co., Limited (11)	0	235,294	147,059	529,412 (2.47)%		0	117,647	147,059	264,706 (1.25)%
James Fuld, Jr.	0	117,647	73,529	264,705 (1.3)%		0	58,824	73,529	132,353	(*)

Placement Agent and its designees
Sam Shoen (12) (13)	0	0	19,125	34,425	(*)	0	0	19,125	15,300	(*)
Paul Kuhns (12) (13)	0	0	3,825	6,885	(*)	0	0	3,825	3,060	(*)
Kuhns Brothers, Inc, (12) (13)	0	0	84,100	151,420	(*)	0	0	84,100	67,320	(*)
John Kuhns (12) (13)	0	0	37,100	65,220	(*)	0	0	37,100	28,120	(*)
Mary Fellows (12) (13)	0	0	37,100	65,220	(*)	0	0	37,100	28,120	(*)
Jeff Triana (12) (13)	0	0	5,000	10,540	(*)	0	0	5,000	5,540	(*)
Jennifer Vuong (12)(13)	0	0	5,000	10,540	(*)	0	0	5,000	5,540	(*)

Consultants
Yang Miao (14)	100,000	0	30,392	130,392	(*)	100,000	0	30,392	0
Ying Zhang (14)	99,999	0	30,392	130,391	(*)	99,999	0	30,392	0
Fang Chen (14)	100,000	0	30,392	130,392	(*)	100,000	0	30,392	0

* Less than 1%.

(1)
Under applicable SEC rules, a person is deemed to beneficially own securities which the person as the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. Each listed selling stockholder has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by such selling stockholder, except as otherwise indicated in the footnotes to the table.

(2)
As of April 28, 2008 there were 20,882,533 shares of our common stock issued and outstanding. In determining the percent of common stock beneficially owned by a selling stockholder on April 28, 2008, (a) the numerator is the number of shares of common stock beneficially owned by such selling stockholder (including shares that he has the right to acquire within 60 days of April 28, 2008 ), and (b) the denominator is the sum of (i) the 20,882,533 shares outstanding on April 28, 2008 and (ii) the number of shares of common stock which such selling stockholders has the right to acquire within 60 days of April 28, 2008.

(3)	Raul Silvestre, the President of Castle Bison, Inc. has sole voting and dispositive power over the shares. Mr. Silvestre acted as our legal counsel from September 19, 2007 to March 27, 2008.

(4)	Martin Sumichrast has sole voting and dispositive power over the shares held by Stallion.

(5)	John Scardino has sole voting and dispositive power over the shares held by Windermere.

(6)	Mr. Ariel Coro has sole voting and dispositive power of the shares.

(7)	Gregory Sichenzia, Marc Ross, Richard Friedman, Michael Ference, Thomas Rose, Darrin Ocasio, and Jeffrey Fessler have shared voting and dispositive power over the shares.

(8)
Vision acquired 600,000 shares of our common stock in February 2008 in a private sale of stock by its prior holders. In addition Vision acquired in the March 28, 2008 private placement; (i) Series A Preferred Stock currently convertible into 5,882,353 shares of common stock, (ii) Series A Warrants currently exercisable for 3,676,471 shares of common stock and (iii) Series B Warrants currently exercisable for 3,676,471 shares of common stock. Under the securities purchase agreement at no time may a purchaser of Series A Preferred Stock convert such purchaser’s shares into shares of our common stock if the conversion would result in such purchaser beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 4.99% of our then issued and outstanding shares of common stock; provided, however, that upon a purchaser providing us with sixty-one days’ notice that such purchaser wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the preferred shares referenced in the waiver notice. Similarly under the terms of the Series A Warrants and the Series B Warrants , at no time may a holder exercise such holder’ warrant if the exercise would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 4.99% of our then issued and outstanding shares of common stock; provided, however, that upon a purchaser providing us with sixty-one days’ notice that such purchaser wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the shares referenced in the waiver notice. In the absence of the 4.99% beneficial ownership limitation Vision would be deemed to the beneficial owner of 13,835,295 shares of common stock (40.6%). The 4.99% beneficial ownership limitation does not prevent a stockholder from selling some of its holdings and then receiving additional shares. Accordingly, each stockholder could exercise and sell more than 4.99% of our common stock without ever at any one time holding more than this limit. Adam Benowitz has sole voting power and sole dispositive power over the shares.

(9)
Guerrilla acquired in the March 28, 2008 private placement; (i) Series A Preferred Stock currently convertible into 647,059 shares of common stock, (ii) Series A Warrants currently exercisable for 404,412 shares of common stock and (iii) Series B Warrants currently exercisable for 404,412 shares of common stock. Hua Mei, Guerrilla’s affiliate, acquired in the March 28, 2008 private placement; (i) Series A Preferred Stock currently convertible into 1,352,941 shares of common stock, (ii) Series A Warrants currently exercisable for 845,588 shares of common stock and (iii) Series B Warrants currently exercisable for 845,588 shares of common stock. Under the securities purchase agreement at no time may a purchaser of Series A Preferred Stock convert such purchaser’s shares into shares of our common stock if the conversion would result in such purchaser beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 4.99% of our then issued and outstanding shares of common stock; provided, however, that upon a purchaser providing us with sixty-one days’ notice that such purchaser wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the preferred shares referenced in the waiver notice. Similarly under the terms of the Series A Warrants and the Series B Warrants , at no time may a holder exercise such holder’ warrant if the exercise would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) more than 4.99% of our then issued and outstanding shares of common stock; provided, however, that upon a purchaser providing us with sixty-one days’ notice that such purchaser wishes to waive the cap, then the cap will be of no force or effect with regard to all or a portion of the shares referenced in the waiver notice. In the absence of the 4.99% beneficial ownership limitation Guerrilla would be deemed to the beneficial owner of 1,455,883 shares of common stock (6.5%). In the absence of the 4.99% beneficial ownership limitation Hua Mei would be deemed to the beneficial owner of 3,044,117 shares of common stock (12.7%). The 4.99% beneficial ownership limitation does not prevent a stockholder from selling some of its holdings and then receiving additional shares. Accordingly, each stockholder could exercise and sell more than 4.99% of our common stock without ever at any one time holding more than this limit. Peter Siris and Leigh S. Curry have shared voting power and dispositive power with respect to the shares held by Guerrilla and Hua-Mei.

(10)
Strauss Partners L.P. acquired in the March 28, 2008 private placement; (i) Series A Preferred Stock currently convertible into 352,941 shares of common stock, (ii) Series A Warrants currently exercisable for 220,588 shares of common stock and (iii) Series B Warrants currently exercisable for 220,588 shares of common stock. Strauss - GEPT Partners LP, its affiliate, acquired in the March 28, 2008 private placement; (i) Series A Preferred Stock currently convertible into 235,294 shares of common stock, (ii) Series A Warrants currently exercisable for 147,059 shares of common stock and (iii) Series B Warrants currently exercisable for 147,059 shares of common stock. Melville Straus, the principal of Straus Partners LP and Strauss-GEPT Partners LP, has the sole voting and dispositive power over the shares beneficially owned by Straus Partners LP and Strauss-GEPT Partners LP.

(11)
GB Global Private Balanced Fund 1 acquired in the March 28, 2008 private placement; (i) Series A Preferred Stock currently convertible into 294,118 shares of common stock, (ii) Series A Warrants currently exercisable for 183,823 shares of common stock and (iii) Series B Warrants currently exercisable for 183,823 shares of common stock. China Private Equity Partners, Co., Limited, its affiliate, acquired in the March 28, 2008 private placement; (i) Series A Preferred Stock currently convertible into 235,294 shares of common stock, (ii) Series A Warrants currently exercisable for 147,059 shares of common stock and (iii) Series B Warrants currently exercisable for 147,059 shares of common stock. Edward James Hahn has the sole voting and dispositive power over the shares beneficially owned by each of these funds.

(12)
Kuhns Brothers, Inc. is a licensed broker dealer. John Kuhns has sole voting and dispositive power over the shares held by Kuhns Brothers, Inc. John Kuhns, Mary Fellows, Jeff Triana and Jennifer Vuong are affiliated with Kuhns Brothers.

(13)
Kuhns Brothers, Inc., a selling stockholder and a corporation controlled by John Kuhns, entered into a placement agent agreement with the Company dated January 17, 2007 and a settlement agreement with QKL dated January 22, 2008. Under the terms of the placement agreement and settlement agreement Kuhns Brothers received a placement agent fee of $1,300,500 at the closing of the private placement and reverse merger and Series A Warrants to purchase 191,250 shares of common stock and Series B Warrants to purchase 153,000 shares of common stock. Kuhns Brothers transferred fifty percent those warrants to Sam Shoen, Paul Kuhns, John Kuhns, Mary Fellows, Jeff Triana and Jennifer Vuong, each of whom is listed as a selling stockholder.

(14)
Yang Miao, Ying Zhang and Fang Chen, each of whom is a selling stockholder, are the principals of Mass Harmony Asset Management (“Mass Harmony”). On March 13, 2007, QKL entered into a Financial Consulting Agreement (the “Mass Harmony Agreement”) with Mass Harmony under which Mass Harmony agreed to perform certain financial services for the Company. QKL paid Mass Harmony an aggregate of RMB 500,000 (approximately $70,000) and Mass Harmony also received 299,999 shares of common stock, Series A Warrants to purchase 91,176 shares of common stock, and Series B Warrants to purchase 72,941 shares of common stock.

Plan of Distribution

The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when disposing of shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;

• broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

• a combination of any of these methods of sale; and

• any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus, however the shares may not be currently be sold under Rule 144. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling security holders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus (estimated to be approximately $112,000). However, each selling security holder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the selling security holders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

USE OF PROCEEDS

We will not receive any of the proceeds from any sale of shares by the selling stockholders. To the extent the warrants are exercised for cash, we will receive the exercise price for those warrants. Under the terms of the warrants cashless exercise is permitted but only after September 28, 2009 and then only if the underlying shares have not been registered.  We intend to use any cash proceeds received from the exercise of the warrants for working capital and other general corporate purposes. We cannot assure you that any of the warrants will ever be exercised for cash or at all.

REVERSE MERGER AND PRIVATE PLACEMENT

On March 28, 2008, Forme Capital completed a number of related transactions through which it acquired control of Daqing Qing Ke Long Chain Commerce & Trade Co., Ltd. (“QKL”) a PRC-based retail company. QKL owns and operates 19 supermarkets, one convenience store and one department store in Heilongjiang Province in northeastern China. Forme Capital acquired control through two separate transactions: (i) a restructuring transaction which granted control of QKL to another PRC entity, Speedy Brilliant (Daqing) Commercial Consultancy Co., Ltd. (“Speedy Brilliant (Daqing)”), and (ii) a share exchange transaction transferring control of Speedy Brilliant (Daqing) to Forme Capital.

We refer to the restructuring transaction and the share exchange transaction together as the “reverse merger.” The purpose of the reverse merger was to acquire control of QKL. Forme Capital did not acquire QKL directly by either issuing its own stock or paying cash for QKL (or for Speedy Brilliant (Daqing)) because under PRC law it is uncertain whether a share exchange would be legal, and the terms of a cash purchase would not have been favorable. Speedy Brilliant (Daqing) did not acquire QKL directly, by either issuing its own stock or paying cash for QKL because under PRC law it is uncertain whether such a share exchange would be legal, and the terms of a cash purchase would not have been favorable to Speedy Brilliant (Daqing).

Restructuring Transaction: In the restructuring transaction, QKL signed a series of agreements that granted control of its business and finances to another PRC entity, Speedy Brilliant (Daqing) Commercial Consultancy Co., Ltd. (“Speedy Brilliant (Daqing)”), as if QKL were a wholly-owned subsidiary of Speedy Brilliant (Daqing).

Share Exchange: In the share exchange transaction, Forme Capital acquired control of Speedy Brilliant Group Limited (“Speedy Brilliant (BVI)”), a British Virgin Islands holding company and the parent company of Speedy Brilliant (Daqing), by issuing to the stockholders of Speedy Brilliant (BVI) shares of common stock in exchange for all of the outstanding capital stock of Speedy Brilliant (BVI). The stockholders of Speedy Brilliant (BVI) with whom we did the share exchange were (i) the majority holder, Winning State International Limited, a British Virgin Islands holding company (“Winning State (BVI)”) all of whose stock may be acquired in the future by our Chief Executive Officer, Mr. Zhuangyi Wang, pursuant to a call option held by Mr. Wang and (ii) three minority stockholders, Ms. Fang Chen, Mr. Yang Miao, and Ms. Ying Zhang.

Our current structure, after the reverse merger, is set forth in the diagram below:

PRC Restructuring

The PRC restructuring transaction was effected by the execution of five agreements between Speedy Brilliant (Daqing), on the one hand, and QKL (and in some cases the shareholders of QKL), on the other hand. Those five agreements and their consequences are described below.

Why the PRC Restructuring Was Chosen as the Method of Acquiring Control of QKL

Speedy Brilliant (Daqing) chose to acquire control of QKL through the contractual arrangements of the PRC restructuring described below because alternative methods of acquisition—specifically, acquisition of QKL outright either by share exchange or by cash payment—were not available or advisable. Acquisition of QKL by share exchange was not available to Speedy Brilliant (Daqing) because (i) Speedy Brilliant (Daqing) is wholly owned by Speedy Brilliant (BVI), a British Virgin Islands company, and is therefore a wholly foreign-owned entity under PRC law, (ii) wholly foreign-owned entities are, under PRC law, treated as foreign entities for relevant regulatory purposes, and (iii) under PRC laws that became effective on September 8, 2006, it is uncertain both what procedures must be used in order for a foreign entity to acquire a PRC entity by share exchange and whether such an acquisition would have binding legal effect in the PRC. Acquisition of QKL for cash was not advisable for Speedy Brilliant (Daqing) because the terms of such a cash acquisition, including (i) a purchase price for QKL determined under PRC law and (ii) the terms of a financing transaction in which we would raise the funds to pay the purchase price, would not have been favorable to Speedy Brilliant (Daqing).

PRC Restructuring Agreements

The following is a summary of the material terms of each of the Restructuring Agreements.

Consigned Management Agreement

The Consigned Management Agreement among Speedy Brilliant (Daqing), QKL and all of the shareholders of QKL, provides that Speedy Brilliant (Daqing) will provide financial, technical and human resources management services to QKL that will enable Speedy Brilliant (Daqing) to control QKL’s operations, assets and cash flow, and in exchange, QKL will pay a management fee to Speedy Brilliant (Daqing) equal to 4.5% of QKL’s annual revenue. The management fee for each year is due by January 31 of the following year. The term of the agreement is until Speedy Brilliant (Daqing) acquires all of the equity or assets of QKL; therefore, the agreement essentially provides for Speedy Brilliant (Daqing) to control QKL indefinitely.

Technology Service Agreement

The Technology Service Agreement among Speedy Brilliant (Daqing), QKL and all of the shareholders of QKL, provides that Speedy Brilliant (Daqing) will provide technology services, including the selection and maintenance of QKL’s computer hardware and software systems and training of QKL employees in the use of those systems, and in exchange QKL will pay a technology service fee to Speedy Brilliant (Daqing) equal to 1.5% of QKL’s annual revenue. The technology service fee for each year is due by January 31 of the following year. The term of the agreement is until Speedy Brilliant (Daqing) acquires all of the equity or assets of QKL.

Loan Agreement

The Loan Agreement among Speedy Brilliant (Daqing) and all of the shareholders of QKL, provides that Speedy Brilliant (Daqing) will make a loan in the aggregate principal amount of RMB 77 million ($10.8 million) to the shareholders of QKL, each shareholder receiving a share of the loan proceeds proportional to its shareholding in QKL, and in exchange each shareholder agreed (i) to contribute all of its proceeds from the loan to the registered capital of QKL in order to increase the registered capital of QKL, (ii) to cause QKL to complete the process of registering the increase in its registered capital with PRC regulatory authorities within 30 days after receiving the loan, and (iii) to pledge their equity to Speedy Brilliant (Daqing) under the Equity Pledge Agreement described below.

The loan is repayable at the option of Speedy Brilliant (Daqing) either in cash or by transfer of QKL’s equity or all of its assets to Speedy Brilliant (Daqing). The loan does not bear interest, except that if (x) Speedy Brilliant (Daqing) is able to purchase the equity or assets of QKL, and (y) the lowest allowable purchase price for that equity or those assets under PRC law is greater than the principal amount of the loan, then, insofar as it is allowable under PRC law, interest will be deemed to have accrued on the loan in an amount equal to the difference between the lowest allowable purchase price for QKL and the principal amount of the loan. The effect of this interest provision is that, if and when permitted under PRC law, Speedy Brilliant (Daqing) may acquire all of the equity or assets of QKL by forgiving the loan, without making any further payment.

If the principal amount of the loan is greater than the lowest allowable purchase price for the equity or assets of QKL under PRC law, then even though one might expect that Speedy Brilliant (Daqing) would be entitled to receive the difference between those two amounts in repayment of the loan, QKL is not obligated to make such a payment. The effect of this provision is that (insofar as allowable under PRC law) QKL may satisfy its repayment obligations under the loan by transferring all of its equity or assets to Speedy Brilliant (Daqing), without making any further payment.

The Loan Agreement also contains promises from the shareholders of QKL that during the term of the agreement, they will elect as directors of QKL only candidates nominated by Speedy Brilliant (Daqing), and they will use their best efforts to ensure that QKL does not take certain actions without the prior written consent of Speedy Brilliant (Daqing), including (i) supplementing or amending its articles of association or bylaws, (ii) changing its registered capital or shareholding structure, (iii) transferring, mortgaging or disposing of any interests in its assets or income, or encumbering its assets or income in a way that would affect Speedy Brilliant (Daqing)’s security interest, (iv) incurring or guaranteeing any debts not incurred in its normal business operations, (v) entering into any material contract (exceeding RMB 5,000,000, or approximately $700,000, in value), unless it is necessary for the company’s normal business operations; (vi) providing any loan or guarantee to any third party; (vii) acquiring or consolidating with any third party, or investing in any third party; and (viii) distributing any dividends to the shareholders in any manner. In addition, the Loan Agreement provides that at Speedy Brilliant (Daqing)’s request, QKL will promptly distribute all distributable dividends to the shareholders of QKL.

The funds that Speedy Brilliant (Daqing) used to make the loan came from the proceeds received by us, its indirect parent company, in the private placement transaction described in Item 1.01 of this prospectus.

Exclusive Purchase Option Agreement

The Exclusive Purchase Option Agreement, among Speedy Brilliant (Daqing), QKL, and all of the shareholders of QKL, provides that QKL will grant Speedy Brilliant (Daqing) an irrevocable and exclusive right to purchase all or part of QKL’s assets, and the shareholders of QKL will grant Speedy Brilliant (Daqing) an irrevocable and exclusive right to purchase all or part of their equity interests in QKL. Either right may be exercised by Speedy Brilliant (Daqing) in its sole discretion at any time that the exercise would be permissible under PRC law, and the purchase price for Speedy Brilliant (Daqing)’s acquisition of equity or assets will be the lowest price permissible under PRC law. QKL and its shareholders are required to execute purchase agreements and related documentation within 30 days of receiving notice from Speedy Brilliant (Daqing) that it intends to exercise its right to purchase.

The Exclusive Purchase Option Agreement contains promises from QKL and its shareholders that they will refrain from taking actions, such as voting to dissolve or declaring dividends, that could impair Speedy Brilliant (Daqing)’s security interest in the equity of QKL or reduce its value. These promises are substantially the same as those contained in the Loan Agreement described above.

The agreement will remain effective until Speedy Brilliant (Daqing) or its designees have acquired 100% of the equity interests of QKL or substantially all of the assets of QKL. The exclusive purchase options were granted under the agreement on the closing date.

Equity Pledge Agreement

The Equity Pledge Agreement, among Speedy Brilliant (Daqing), QKL, and all of the shareholders of QKL, provides that the shareholders of QKL will pledge all of their equity interests in QKL to Speedy Brilliant (Daqing) as a guarantee of the performance of the shareholders’ obligations and QKL’s obligations under each of the other PRC Restructuring Agreements. Under the Equity Pledge Agreement, the shareholders of QKL have also agreed (i) to cause QKL to have the pledge recorded at the appropriate office of the PRC Bureau of Industry and Commerce, (ii) to deliver any dividends received from QKL during the term of the agreement into an escrow account under the supervision of Speedy Brilliant (Daqing), and (iii) to deliver QKL’s official shareholder registry and certificate of equity contribution to Speedy Brilliant (Daqing).

The Equity Pledge Agreement contains promises from QKL and its shareholders that they will refrain from taking actions, such as voting to dissolve or declaring dividends, that could impair Speedy Brilliant (Daqing)’s security interest in the equity of QKL or reduce its value. These promises are substantially the same as those contained in the Loan Agreement described above.

Completion of the PRC Restructuring

The PRC restructuring transaction closed on March 28, 2008. However, Speedy Brilliant (Daqing) is required under the agreements to complete additional post-closing steps required in order to maintain its good standing under PRC law. These steps include Speedy Brilliant (Daqing) making required regulatory filings and giving proof to regulatory authorities that it has received the required portion of its registered capital as of the deadline required under PRC law. Specifically, Speedy Brilliant (Daqing) was required to receive 15% of its total registered capital of USD 1,300,000 million by April 15, 2008 in order to maintain the validity of its business license and its certificate of approval to exist as a wholly foreign-owned entity in the PRC issued by the Heilongjiang Provincial Government. The post-closing steps required to have been completed prior to the date of this prospectus have been completed on a timely basis, including the payment and verification of the first installment of Speedy Brilliant (Daqing)’s registered capital.

The remaining portion of Speedy Brilliant (Daqing)’s registered capital must be contributed and verified by August 1, 2009, two years after the issuance of its business license. We anticipate that these steps will be completed in advance of that date.

Share Exchange Agreement

On March 28, 2008 Forme Capital entered into and completed a share exchange agreement with (i) Speedy Brilliant (BVI); (ii) Speedy Brilliant (Daqing); (iii) the owners of all of the outstanding voting stock of Speedy Brilliant (BVI), namely (a) Winning State (BVI) (a company that is wholly-owned and controlled by Mr. Chin Yoke Yap (all of whose stock may be acquired in the future by our CEO, Mr. Zhuangyi Wang, pursuant to a call option held by Mr. Wang)), which owned approximately 98.5% of the Speedy Brilliant (BVI) stock, and (b) three individuals, Ms. Fang Chen, Mr. Yang Miao and Ms. Ying Zhang, who collectively owned approximately 1.5% of the Speedy Brilliant (BVI) stock; and (iv) Forme Capital’s then controlling stockholders, Vision Capital Advisors, LLC, Stallion Ventures, LLC, and Castle Bison, Inc. Under the terms of the share exchange agreement, the Speedy Brilliant (BVI) stockholders exchanged all of the outstanding shares of Speedy Brilliant (BVI) for a total of 19,382,298 newly issued shares of Forme Capital common stock. As a result of the share exchange, Forme Capital acquired Speedy Brilliant (BVI) as a wholly-owned subsidiary, and the Speedy Brilliant (BVI) stockholders became holders of 92.8% of our common stock on a non-diluted basis (64.6% of our common stock assuming conversion of our newly-issued Series A Preferred Stock and 46.3% of our common stock assuming conversion of our newly-issued Series A Preferred Stock and exercise of all of the Series A Warrants and Series B Warrants.)

In the PRC restructuring transaction described in this prospectus, which occurred at the same time as the share exchange, Speedy Brilliant (BVI) gained control of an operating company, QKL. Therefore, when we acquired control of Speedy Brilliant (BVI) in the share exchange, we acquired indirect control of QKL. As a result, at the time of the share exchange, (i) we ceased to be a shell company as that term is defined in Rule 12b-2 under the Exchange Act, (ii) Speedy Brilliant (BVI) became our wholly-owned subsidiary, and (iii) through our newly-acquired indirect subsidiary Speedy Brilliant (Daqing) we now control, through a series of contractual arrangements, QKL, a PRC based retail company.

Private Placement

The other transaction we completed on March 28, 2008 was a private placement in which we raised funds through a private sale of securities that was exempt from the registration requirements of the Securities Act of 1933 (the “Act”), under Section 4(2) of the Act as a result of our compliance with Rule 506 of Regulation D promulgated under the Act. In the private placement we sold to certain accredited investors, for gross proceeds to us of $15.5 million, 9,117,647 units, each unit consisting of one share of Series A Preferred Stock (each of which is convertible into one share of our common stock or 9,117,647 in the aggregate) and one Series A Warrant and one Series B Warrant. Each warrant is exercisable to purchase 0.625 of a share of common stock (or a total of 11,397,058 shares of common stock).

The agreements through which the private placement were carried out are described in detail below.

Securities Purchase Agreement

Also on March 28, 2008 we entered into and closed on a securities purchase agreement with Vision Opportunity China LP (“Vision”) and certain other investors listed in Exhibit A thereto for the sale of an aggregate of 9,117,647 units, each unit consisting of one share of Series A Preferred Stock, one Series A Warrant and one Series B Warrant. Each share of Series A Preferred Stock is convertible into one share of common stock subject to adjustment as described below. Accordingly, the Series A Preferred Stock is currently convertible into a total of 9,117,647 shares of common stock. Each warrant is exercisable for 0.625 shares of common stock or an aggregate or up to 11,397,058 shares of common stock. The Series A Warrants are exercisable for up to 5,698,529 shares of common stock and have an exercise price of $3.40 per share, subject to adjustment. The Series B Warrants are exercisable for up to 5,698,529 shares of common stock and have an exercise price of $4.25 per share, subject to adjustment. The warrants expire five years from the closing date.

Representations; Warranties; Indemnification: The securities purchase agreement contains representations and warranties by us and the investors which are customary for transactions of this type. The securities purchase agreement also obligates us to indemnify the investors for any losses arising out of any breach of the agreement or failure by us to perform with respect to the representations, warranties or covenants in the agreement.

Covenants/Investor Rights: The securities purchase agreement contains certain covenants on our part and grant the investors certain rights, including the following:

•
Listing: We are required to have our common stock listed on NASDAQ or the American Stock Exchange prior to March 28, 2010. If we do not meet that deadline, our controlling stockholder, Winning State (BVI), is required to deliver 1,000,000 shares of our common stock pro rata to the investors in the private placement.

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Subsequent financing participation. For two years after the date on which the registration statement of which prospectus is a part is declared effective by the SEC, investors who continue to hold Series A Preferred Stock have the right to participate in any subsequent sale of securities by the Company. Specifically, each such investor has the right to purchase a percentage of the total amount of securities sold in the subsequent sale equal to the percentage of the total amount of securities in the private placement purchased by such investor.

•	Consent for asset sale. The Company may not sell all or a substantial portion of its assets without the consent of the holders of a majority of the then-outstanding Series A Preferred Stock.

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Investor relations fund. The Company must fund an escrow account with $300,000 in connection with investor and public relations. The escrow account was established through the Investor and Public Relations Escrow Agreement described below and was funded at the closing.

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U.S. visitation. For as long as Vision holds at least 5% of the capital stock of the Company on a fully-diluted basis, company management is required to visit the United States at least four times each year to meet with potential investors.

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Right of Inspection. Each investor has the right for so long as they a certain percentage of our shares to examine, for purposes related to its interests as a shareholder, the books, properties and operations of the Company.

Terms of Series A Preferred Stock

The terms of our Series A Preferred Stock are set forth in a Certificate of Designations, which we filed with the Secretary of State of the State of Delaware on March 13, 2008. Set for below are the material terms of our Series A Preferred Stock:

Conversion and Anti-Dilution:  Each share of Series A Preferred Stock is convertible at any time into one share of our common stock. A holder of Series A Preferred Stock may not convert those shares if as a result of the conversion, that holder would beneficially own more than 4.99% of our common stock outstanding at that time. A holder may, however, waive this provision by providing the Company with sixty-one days’ notice that such holder wishes to waive this restriction with regard to any or all shares of common stock issuable upon conversion of such holder’s Series A Preferred Stock.

Voting: Holders of the Series A Preferred Stock vote on an “as converted” basis together with the common stock, as a single class, in connection with any proposal submitted to stockholders to: (i) increase the number of authorized shares, (ii) approve the sale of any capital stock of the Company, (iii) adopt an employee stock option plan, and (iv) effect any merger, consolidation, sale of all or substantially all of the assets of the Company, or related consolidation or combination transaction. Holders of the Series A Preferred Stock have a separate class vote on all matters that impact the rights, value, or ranking of the Series A Preferred Stock.

Liquidation Preference: In the event of a liquidation, dissolution or winding up, voluntary or involuntary, of the Company, the holders of Series A Preferred Stock then outstanding will be entitled to receive, out of our assets available for distribution to our stockholders, an amount equal to $1.70 per share before any payment is made or any assets distributed to the holders of the common stock or any other stock that ranks junior to the Series A Preferred Stock. The holders rank (a) senior to the common stock and to any other class or series of stock issued by the Company not designated as ranking senior to or pari passu with the Series A Preferred Stock in respect of the right to participate in distributions or payments on a liquidation event and (b) pari passu with any other class or series of stock of the Company, the terms of which specifically provide that such class or series will rank pari passu with the Series A Preferred Stock in respect of the right to participate in distributions or payments on a liquidation event.

Dividends: The shares of Series A Preferred Stock are not entitled to dividends unless the Company pays dividends, in cash or other property, to holders of outstanding shares of common stock. If the Company does pay dividends, each outstanding share of Series A Preferred Stock will entitle its holder to receive dividends, out of available funds, equal to the dividends to which the common stock into which such share was convertible on the record date would have been entitled, had such common stock been issued.

Securities Escrow Agreement

As of March 28, 2008, we entered into a securities escrow agreement with Vision, as representative of the purchasers under the securities purchase agreement, Winning State (BVI), and Loeb & Loeb LLP, as escrow agent wherein, as an inducement to the purchasers to enter into the securities purchase agreement, Winning State (BVI) agreed to deliver up to 18,235,294 shares of our common stock belonging to it as escrow shares to the escrow agent for the benefit of the purchasers, and to deliver some or all of those shares to the purchasers (up to 9,117,647 for 2008 and up to 9,117,647 for 2009) in the event the Company fails to achieve certain financial performance thresholds for the 12-month periods ending December 31, 2008 (“2008”) and December 31, 2009 (“2009”).

The earnings threshold for 2008 will be satisfied if the Company achieves (i) both net income and cash from operations greater than $9.4 million and (ii) fully diluted earnings per share equal to or greater than $0.23.

Earnings per share is calculated by (x) dividing the lesser of net income and cash from operations, as reported in the 2008 financial statements plus any amounts that may have been recorded as charges or liabilities on the 2008 financial statements due to the application of EITF No. 00-19 that are associated with (1) any outstanding warrants issued in connection with the Securities Purchase Agreement or (2) any liabilities created as a result of the escrow shares being released to any of our officers or directors by (y) the aggregate number of shares of our then outstanding common stock on a fully-diluted basis which number includes, without limitation, the number of shares of common stock issuable upon conversion of the then outstanding shares of Series A Preferred Stock and the number of shares of common stock issuable upon the exercise of any then outstanding preferred stock, warrants or options of the Company.

The earnings threshold for 2009 will be satisfied if we achieve, without additional financing, (i) both net income and cash from operations greater than $11.15 million and (ii) fully diluted earnings per share equal to or greater than $0.27.

If we achieve less than 50% of the 2008 performance threshold, then all of the escrow shares will be delivered to the purchasers and distributed to them ratably according to the number of shares of Series A Preferred Stock that each of them holds at that time, and within five days of that delivery, Winning State (BVI) will be required to deliver another 9,117,647 shares of our common stock to the Escrow Agent for the benefit of the Purchasers as escrow shares for 2009.

If we achieve at least 50%, but less than 95%, of the 2008 performance threshold, then the escrow agent will deliver to the purchasers a percentage of the escrow shares determined by doubling the percentage by which the 2008 performance threshold was not achieved. In that case, within five days after the delivery, Winning State (BVI) will be required to deliver to the escrow agent the same number of shares of our common stock so that the total number of escrow shares is again 9,117,647.

If we achieve 95% or more of the 2008 performance threshold, the 9,117,647 escrow shares will continue to be held in escrow.

If we achieve less than 50% of the 2009 performance threshold, then all of the escrow shares will be delivered to the purchasers and distributed to them ratably according to the number of Series A Preferred Stock that each of them holds at that time.

If we achieve at least 50%, but less than 95%, of the 2009 performance threshold, then the escrow agent will deliver to the purchasers a percentage of the escrow shares determined by doubling the percentage by which the 2009 performance threshold was not achieved. The remaining escrow shares, if any, will then be returned to Winning State (BVI) .

If we achieve at least 95% of the 2009 performance thresholds, all of the 2009 escrow shares will be returned to Winning State (BVI).

Also under the securities escrow agreement, if we fail to list our common stock on the NASDAQ Capital Market, NASDAQ Global Select Market or NASDAQ Global Market or the New York Stock Exchange prior to March 28, 2010, 1,000,000 shares of common stock owned by Winning State (BVI) will be distributed to the purchasers on a pro rata basis.

Investor and Public Relations Escrow Agreement

Also on March 28 2008, we entered into an investor and public relations agreement with Vision China Fund, as representative of the purchasers under the securities purchase agreement, and Loeb & Loeb LLP, as escrow agent. Under the agreement, $300,000 of the proceeds of the private placement was deposited into an escrow account with Loeb & Loeb LLP for use in investor and public relations.

Registration Rights Agreement

In connection with the private placement we entered into a registration rights agreement with the investors under which we agreed to prepare and file with the SEC and maintain the effectiveness of a “resale” registration statement providing for the resale pursuant to Rule 415 under the Securities Act of the following securities (collectively, the “registrable securities”).

•	the 9,117,647 shares of common stock issuable on conversion of the Series A Preferred Stock;
•	the 11,397,058 shares of common stock issuable upon exercise of the Series A Warrants and Series B Warrants purchased by the selling stockholders in the private placement;
•	the 1,410,012 shares of common acquired by the Company’s stockholders before the reverse merger and private placement;
•
up to 18,235,294 shares of common stock underlying the Series A Preferred Stock held in escrow to be released to the investors in the event we fail to achieve certain performance targets for 2008 and 2009;

•
the 1,000,000 shares of common stock that Winning State (BVI), our majority stockholder, will be required to deliver to the investors if we fail to meet our obligation to have our common stock listed or quoted on an appropriate listing or quotation system prior to March 28, 2010.

On May 7, 2008, the registration rights agreement was amended such that all of the registrable securities are no longer required to be included in the registration statement of which this prospectus forms a part. Instead we have agreed to include in this registration statement the following:

•	1,410,012 shares of common acquired by the Company’s stockholders before the reverse merger and private placement as well as 299,999 shares issued to affiliates of Mass Harmony;
•	4,558,824 shares of common stock issuable on conversion of the Series A Preferred Stock; and
•	5,980,955 shares of common stock issuable upon exercise of the Series A Warrants.

The agreement calls for us to maintain the effectiveness of the registration statement until either all shares registered under it have been sold or all shares registered under it may be sold without restriction under Rule 144 under the Securities Act.

The deadline for filing the registration statement is forty-five days after the closing date, or May 12, 2008 (the “initial filing deadline”). The deadline for obtaining the effectiveness of the registration statement is either (i) 150 days after the closing date, or August 25, 2008, or (ii) if the SEC performs a full review of the registration statement, 180 days after the closing date or September 24, 2008.

In the event we are unable to register for resale under Rule 415 all of the registrable securities in the registration statement due to limits imposed by the SEC’s interpretation of Rule 415, we are required to file a registration statement covering the resale of such lesser amount of registrable securities as we are able to register pursuant to the SEC’s interpretation of Rule 415 and use our reasonable best efforts to have that registration statement become effective as promptly as possible and, when permitted to do so by the SEC, we will file subsequent registration statement(s) covering the resale of any registrable securities that were omitted from previous registration statement and use our reasonable best efforts to have such registration declared effective as promptly as possible.

The deadline for filing subsequent registration statements will be 30 days after we receive a written notice from any holder of Series A Preferred Stock, provided that the notice is delivered to us after the later of (i) a date six months after the effectiveness date of the most recently filed registration statement, or (ii) the date on which all registrable securities registered on all of the prior registration statements are sold.

If we fail to meet these deadlines or certain events of default occur under the registration rights agreement, we will be obligated to pay liquidated damages to each investor in an amount equal to one percent of the investor’s initial investment in the Series A Preferred Stock for each month until the default is cured, subject to a cap of ten percent of the amount of the initial investment.

In addition to the registration rights described above, if at any time after the initial registrable securities have been registered for resale as described above, (i) holders owning 50% or more in interest of the registrable securities (other than the initial registrable securities) may request that the Company file a registration statement providing for the resale of all such registrable securities then held by such holders by giving written notice of such demand to the Company.

In addition to the foregoing registration rights, the registration rights agreement grants holders of registrable securities customary piggy back rights during any time when there is not an effective registration statement providing for the resale of the registrable securities.

Our failure to meet this schedule and other timetables provided in the registration rights agreement will result in the imposition of liquidated damages. No liquidated damages will accrue on any registrable securities which the SEC has requested (due to the application of Rule 415) us to remove from the registration statement and the required effectiveness date for such securities will be tolled until such time as we are able to effect the registration of those securities in accordance with any SEC restrictions.

We entered into a letter agreement with the selling stockholders who had acquired their shares prior to the reverse merger and private placement wherein we agreed to grant them the same rights as we granted to the investors under the registration right agreement.

Under the terms of our settlement agreement with the placement agent entered into on January 22, 2008, we agreed that 191,250 shares underlying the Series A Warrants and 153,000 shares underlying the Series B Warrants issued to the placement agent have the same rights as the Series A Warrants and Series B Warrants issued to the investors.

Lock-Up Agreement

Also on March 28, 2008, we entered into an agreement with Winning State (BVI) under which, in order to induce Forme Capital to enter into the share exchange agreement, certain stockholders including Mr. Wang Zhuang Yi, our CEO and Mr. Wang Xudong, our CFO, agreed that (i) they will not sell or transfer any shares of our common stock until at least 12 months after the effective date of this registration statement of which this prospectus forms a part and (ii) for an additional 24 months after the end of that 12 month period, it will not sell or transfer more than one-twelfth of its total shares of that common stock during any one month.

Our Corporate Structure

Our current corporate structure is set forth in the diagram below. Solid lines indicate equity ownership; dashed lines indicate contractual relationships.

BUSINESS

Overview

QKL is a regional supermarket chain that operates 21 retail stores in northeast China’s Heilongjiang Province, including 19 supermarkets, one convenience store and one department store.

We have two distribution centers servicing our supermarkets. We are known for our excellent selection of fine meats and fresh produce, and our meat department generates significant profits.

We are the only supermarket company in northeastern China that is a licensee of the Independent Grocers Alliance, or IGA, a U.S.-based global grocery network with aggregate retail sales of more than $19.1 billion per year. As a licensee of IGA, we are able to engage in group bargaining with suppliers and have access to more than 2,000 private IGA brands, including many that are exclusive IGA brands.

Our business strategy includes buy-side initiatives to reduce supply costs; focusing on merchandise with higher margins, such as foods we prepare ourselves and private-label merchandise; and increased reliance on the benefits of membership in the international trade group IGA.

The recently completed reverse merger and private placement are early steps in the execution of our ambitious expansion plan, under which we plan to new supermarkets in 2008 and 2009 with an additional 125,000 square meters of retail space. Our expansion strategy targets small and medium-sized cities in the three provinces of northeastern China and the northern region of Inner Mongolia, where we believe local populations can support profitable supermarket operations but large foreign and national supermarket chains, which generally have resources far greater than ours, tend not to compete.

Business History

We commenced operations in 1998 with a single supermarket in Daqing Municipality. We opened our second supermarket in 2000, our fifth supermarket in 2003, our tenth supermarket in 2004 and our nineteenth supermarket in 2008. We opened our convenience store in 2003, our department store in 2006, and our distribution centers in 1999 and 2006. We currently lease 18 of our retail stores. We own three of our supermarket buildings, including the building containing our flagship store and corporate headquarters in Daqing’s Sartu district.

Recent Developments

On March 24, 2008, we opened a new supermarket store in Zhaoyuan City, which is in Heilongjiang Province near Daqing City. The new supermarket is our nineteenth supermarket and our twenty-first retail location. The new store occupies approximately 5,600 square meters on three floors of leased space. The lease has a term of ten years and annual rent of RMB 840,000 for the first three years, RMB 893,750 for the next three years, and RMB 947,500 for the last 4 years. Our total investment in the store as of its opening day, including pre-opening expenses for construction, training and salaries, and administrative and related fees and other costs such as furnishings, decorations and equipment, was approximately RMB 7.2 million.

Zhaoyuan City has a population of over 400,000 people but, prior to the opening of our store, no large supermarkets. Based on our own independent research, we believe that our most significant competitor in our new location is a Yuan Ke Long store, a local retail store with an area of approximately 800 square meters and daily revenue of approximately RMB 20,000. Our new store is located in the largest shopping mall in Zhaoyuan City, Songjiang Pearl Shopping Mall, which occupies a total of 28,000 square meters.

Because our Zhaoyuan City supermarket opened only recently, there is no significant operating data available for it, and we have omitted it from the discussions of our business in this prospectus except where otherwise specified.

Our Stores and Merchandise

Our stores are spread throughout northeast China with a concentration near two of the biggest cities in Heilongjiang Province, Daqing, which has a population of approximately 2.6 million, and Harbin, which is the provincial capital and has a population of approximately 9.3 million. The map below shows the location within Heilongjiang province of all of our current locations. The right side of the map depicts Heilongjiang Province; the left side depicts Daqing Municipality and its surrounding areas. Each retail location is indicated by a “QKL” mark; each distribution center is indicated by a red truck icon.

Map of locations—Heilongjiang Province and Municipality of Daqing

Our Supermarkets

Our supermarkets generated approximately 98.5% of our revenue in 2007. These stores have a total area of approximately 45,000 square meters and an average area of 2,500 square meters. The supermarkets share the same general format and sell from the same inventory, with larger stores carrying a greater diversity of items than smaller ones. The convenience store carries a smaller selection from the same general inventory. Because the convenience store does not contribute significantly to our revenue, this discussion focuses on the supermarkets.

Our supermarkets are designed to provide our customers with quality merchandise at a low price, broad selections of grocery, meat, produce, liquor and tobacco, clothing, household items, small electronics, jewelry and general merchandise, in a lively, warm, and distinctly “local” environment in which they feel comfortable. Our supermarkets are known for their broad selection of produce, full-service freshly-stocked meat departments that are tailored to the needs and customs of the local community, fresh seafood departments, full-service bakeries making fresh breads, buns, and local specialties daily, and an extensive selection of clothing, household items and cosmetics.

Our supermarkets carry merchandise divided into three major categories: grocery, fresh food, and non-food. Sales of these categories represented approximately 27%, 57% and 16% of our total sales for 2007.

Grocery items include:

•	Prepared or packaged foods, including instant foods, canned foods, packaged rice and wheat powder, and crackers and chips

•	Bulk (unpackaged) grains including rice and ground wheat

•	Bottled water and beverages

•	Cigarettes

•	Certain non-food items such as cleaning products, cosmetics, and disposable razors

Fresh Food items include raw and fresh foods, frozen meat, produce, and all perishables:

•	Fresh raw meat, which the Company cuts and packages

•	Cooked meats

•	Fresh bakery items, including breads, buns, dumplings, and other self-prepared foods

•	Fresh noodles and pastas

•	Fresh milk, yogurt, and eggs (supplied fresh every day)

•	Packaged dumplings (supplied fresh every day)

Non-food items include all non-food items, except cleaning and cosmetic items included in grocery; specifically:

•	Clothing and shoes

•	Books and stationery

•	Bedding and home furnishings

•	Small electronics and household use items like irons, electric shavers, hair dryers, massage machines

•	Office supplies, toys, sporting goods and other items

Our target rate for loss due to spoilage and breakage of perishable and breakable items is 0.4% of total revenue. This was also our approximate rate of loss due to spoilage and breakage in both 2006 and 2007.

Private-Label

Some of the merchandise we sell in our supermarkets is made to our specifications by manufacturers, using a brand name used only by us, or “private label” merchandise. With private label merchandise, we entrust the manufacturer to make the product and to select the name and design, and the manufacturer cannot sell the product to any other company. Profit margins from private-label products are typically 20-30%, compared to 12-13% for other grocery items.

Size of our stores

The table below sets forth the size in square meters and the average monthly sales per square meter of each of our stores during the first nine months of 2007.

Store No.	Square Meters	Average monthly sales (in RMB) per square meter, Jan. - Sept. 2007
1	6,812	139
2	1,600	329
3	2,600	182
4	2,098	335
5	1,600	303
6	1,460	150
7	2,620	217
8	1,491	279
9	1,872	125
10	1,907	83
11	3,113	176
12	2,600	161
13	2,500	200
14	2,900	182
15	1,450	63
16	2,700	73
17	2,800	43
18	2,950	65
19	135	46
Total	45,208	162

We generate a small portion of our supermarket revenue by receiving rent or concession fees in return for allowing third-party sellers to use our retail space. In 2007, a total of 0.46% of our supermarket revenue was generated by concession fees and rents.

Business Strategy

Our business operating strategy is:

•
To reduce cost of goods sold by (i) acquiring more merchandise directly from manufacturers, cutting out middleman and distributors, and otherwise reducing supply costs (e.g., by sending trucks to orange groves in south China) and (ii) relying more on the purchasing power of collective ordering of supplies through IGA.

•
To increase our profit margins by (i) offering and selling more self-prepared foods, which have higher profit margins, including baked goods made in our bakery, and cooked meats such as fried chicken legs and roast chicken and (ii) offering and selling more private-label goods, which also have higher profit margins

Our goal is to bring our sales of these categories of merchandise—direct-from-manufacturer, self-prepared, private-label and IGA-related—up to 20% of our total sales. In addition to emphasizing sales of these categories, we also emphasize sales of other items that can bear a higher profit margin, such as fashionable clothing and cosmetics, and seasonal items like gloves, coats, sun-block and swimsuits.

Our Department Store

Our department store generated approximately 1.5% of our revenue in 2007. As of the date of this prospectus, we operate just one department store through QKL’s subsidiary, QC&T. Our department-store business model is very different from our supermarket business model. The department store operates on a concession and rents basis, with the selling space occupied by retail partners who either sublet their space from, or pay concession fees for use of the space to, QC&T. We do not own any of the merchandise sold in the department store, and we do not directly receive the proceeds of sales of merchandise in the department store; instead, the merchandise is owned and revenue collected by our retail partners. Our department store revenue comes from concession-fee and rent payments that our retail partners make to us under contracts. In 2007, approximately 82.7% of our department store revenue came from rents and approximately 17.3% came from concession fees.

Our department store business model also differs from our supermarkets in that our retail partners conduct their own purchasing operations (in consultation with QC&T employees), and do not use QKL’s purchasing department. Our retail partners receive their merchandise by delivery from distributors, and do not use QKL’s distribution centers, delivery vehicles, or logistics resources. Each of the three above-ground floors of the department store (but not the ground floor, which houses a QKL supermarket) is occupied by a number of stores, each operated by a retail partner. Each floor has one floor manager, who is employed by QC&T and who oversees the smooth working of that floor. The employees charged with all of the detailed daily operations of the store are employees of our retail partners. Compared to our supermarket operations, therefore, our department-store operations are simpler and less demanding of our resources, including time and labor.

Our department store opened in September 2006 and in 2007 generated approximately 1.5% of our revenue. The store is located in Daqing and has a total area of 12,000 square meters, not including approximately 3,000 square meters occupied by our supermarket on the ground floor of the building. The department store is licensed to sell all of the non-food products sold by our supermarkets. However, its format, its merchandise, the shopping experience it provides, and the nature of its business operations, are all different from the supermarkets’. Our department store is designed to provide our customers with a high-end shopping experience and exposure to luxury goods in an atmosphere of relative sophistication. Our department store sells brand-name and luxury clothing and accessories, cosmetics, small electronics, jewelry, books, home furnishings, and bedding, and contains a movie theater and a traditional beauty salon.

Our Distribution Centers

We currently distribute grocery products to our supermarkets from two distribution centers located outside of Daqing and Harbin Cities in Heilongjiang Province. Approximately 45% of the merchandise sold in our supermarkets is distributed through these facilities, which are located an average of approximately 60 kilometers from our stores, in the case of the Daqing distribution center, and 200 kilometers from our stores, in the case of our Harbin distribution center.

Our Equipment

The equipment we use in operating our business includes standard equipment for our industry, such as display cases, freezers and ovens, delivery trucks, and the computer hardware and software used in our electronic information, inventory and logistics system. All of our equipment is owned outright and was acquired by cash purchase.

Advertising and Publicity

We advertise in many ways, including using direct-marketing circulars, newspaper advertisements and coupons, membership cards and member promotions, and general promotions including discounts and prize lotteries. Each store has a staff member solely responsible for large group tuán gòu purchases, which occur when a group of ten or 20 or more consumers get together and bargain for a retail discount by offering to make bulk purchases, and which have recently become a significant retail phenomenon in China. Under contracts we have with our suppliers, our suppliers are responsible for the costs of all discounts and promotions.

Our marketing and advertising activities are conducted by our marketing department, which now includes 9 employees. The department’s responsibility covers a wide range of issues, including QKL’s brand strategy and brand promotion, sales promotion, design of advertising materials, design of décor of stores, and management of QKL’s club membership.  They are also engaged in market and price investigation. We base our advertising on our analysis and observations of the market and our competitors. The head of the marketing department works closely with the purchasing department in determining purchasing and sales patterns.

Customers and Pricing

Our pricing strategy is to offer merchandise of quality comparable to that of our competitors at a competitive price.

In general, all customers pay the same price for our merchandise. However, there are discounts available to some customers as part of our promotional marketing strategy.

•
Big lot tuán gòu group buyers may receive discounts by negotiation. These discounts are sometimes up to 2% of our retail price, and very rarely more than that, depending on what our annual gross margin targets allow.

•	Membership card holders may receive discounts on select products during promotional periods.

The rest of our customers, including large customers such as school cafeterias, pay our standard cash price.

Payment methods for customers are cash, bank cards (credit card use is still rare in China), and two kinds of store cards: cash cards, which can be charged in advance and used as cash, and membership cards, which provide discounts.

In recent years, the pricing of our merchandise has changed as the price of our supplies has changed. For example, in 2007, the price of pork rose significantly, and store prices rose correspondingly until they were partially offset by government subsidies. The price of imported products, including primarily wine, beer, and liquor, has changed as the RMB exchange rate has changed. We do not believe any price changes have had a significant effect on our business to date.

Suppliers

Our ten biggest suppliers of merchandise in 2007 were:

•	Da Qing Kang An Health Products Co., Ltd.

•	Da Qing Lian Wan Jia Food Sales Co.

•	Da Qing Jin Yong You Commerce & Trade Co., Ltd.

•	Ha Mei Shi Jia Meat Products Co.

•	Da Qing Bei Da Zheng Yuan Science Technology Development Co., Ltd.

•	Da Qing Jin Luo Meat Products Co., Ltd.

•	Da Qing Lü Zhi Lian Co., Ltd.

•	Harbin Sheng Tong Food Sales Co., Ltd.

•	Sui Hua Da Zhong Meat Group Co., Ltd.

•	Bei Da Huang Feng Yuan Grain Co., Ltd.

Customers have the right under PRC law to return defective or spoiled products to us for a full refund. Pursuant to the same “Rights of the Customer” law, our suppliers are required to fully reimburse us for these returns.

Choosing Suppliers

We typically have two or more suppliers for each product we sell. Even for special brands, including western beverages, we have several distributors from whom we can order. We choose among competing suppliers on the basis of price and the strategic needs of our business.

Shipping from Suppliers

We receive most of our merchandise from our suppliers, which are often large distribution companies, by suppliers’ delivery trucks sent either to our distribution centers (in the case of grocery and non-food items) or directly to our stores (in the case of fresh food items).

We receive some merchandise direct from the agricultural producer or manufacturer, which arrives by train and ship to a convenient location where we transfer it to our delivery trucks. Our Daqing distribution center also receives train shipments directly into its main warehouse through train tracks on the premises.

Distribution to Our Supermarkets and Department Store

For distribution from our distribution centers to our supermarkets, we use our own trucks and follow a delivery schedule determined by our electronic information, inventory and logistics system.

Distribution to our department store is arranged by our retail partners, as described under “Our department store” above.

Pricing and Terms of Payment to Suppliers

We have three kinds of payment arrangements with our suppliers: cash payment, pre-payment and payment in arrears. The terms of these arrangements are negotiated individually with each supplier and formalized in written contracts.

Employees

As of May 5, 2008, we had 1,930 employees, all of whom are full-time employees. 1,701 of our employees work in operations and 229 employees work in management. We have signed employment contracts with all employees. We have an employee manual setting forth relevant policies.

Employee benefits include three state-mandated insurance plans:

•
Old-age insurance: We withhold a portion of each employee’s monthly salary determined by the provincial government, generally 8%, and contribute an additional amount determined by law, up to approximately 20% of the employee’s monthly salary.

•	Medical insurance: We withhold approximately 2% of each employee’s salary, and contribute an additional amount totaling approximately 6% of total payroll expense.

•	Unemployment Insurance: We withhold approximately 1% of each employee’s salary, and contribute an additional amount totaling approximately 2% of total payroll expense.

In 2007, our average compensation per employee per month was RMB 1,217.62, or approximately $170. We also pay benefits in the form of social security insurance fees for every employee who signs a long-term contract with us.

We have a system of human resource performance review and incentive policies that allows personnel reviews to be carried out monthly, quarterly or annually.

Training

We take very seriously both our obligation to train our employees to perform their jobs well and our opportunity to provide our employees with tools for meaningful professional growth. We have our own business school and training center at our headquarters in Daqing, which includes a large lecture hall where we provide professional advancement and management courses, training in company policies and compliance with regulations, and lectures by outside members of the business community.

There are also meetings of all the store managers, led by our CEO, Mr. Wang, four days each week, which provide constant opportunities not only for sharing experience and improving our business performance in the near term, but also for developing the skills and judgment of our store managers for the long-term future.

Intellectual Property

We have registered the name “Qingkelong” as a trademark in the PRC, details of which are set forth below:

Trademark	Certificate No.	Category	Owner	Valid Term
Qingkelong	No.1995020	No. 35: “providing advice, plans, advertising and consultancy services, etc. for the purpose of promoting the goods and services of others, excluding the wholesale and retail of goods (services)”	Qingkelong	4/7/03 - 4/6/13

Insurance

Vehicle insurance

We have a standard commercial vehicle insurance policy in place for each of our eight delivery trucks. Each policy has a term of one year, at the end of which we renew or secure other insurance for each vehicle.

Comprehensive (“all-risk”) Insurance

A number of comprehensive insurance policies are held by QKL, several retail stores, and a distribution center, covering losses to property owned by QKL. Those policies, together with their premiums and insured amounts, are set forth in the table below:
No	Insured Entity	Insured Amount (RMB)	Insurance Premium (RMB)	Insurance Term
1	QKL	3,800,454	3,800	12/22/06 to 12-21/07
2	QKL	4,613,204	4,613	12/23/06 to 12-22/07
3	QKL	13,431,715	13,431	9/28/06 to 9/27/07
4	QKL	29,300,936	29,300	11/29/06 to 11/28/07
5	Yichun Mengkei Store	3,406,370	6,513	8/14/07 to 8/13/08
6	A Cheng Jinyuan Store	8,599,313	17,198	8/14/07 to 8/13/08
7	Donghu Store	8,012,020	36,024	8/14/07 to 8/13/08
8	Harbin Distribution Center	2,368,728	4,737	8/14/07 to 8/13/08
9	Wanli Store	3,887,066	7,714	8/14/07 to 8/13/08
10	Lüce Jiayuan Store	1,314,631	2,629	8/14/07 to 8/13/08
11	Jixi Lühai Store	6,200,228	-	8/14/07 to 8/13/08
12	Jixi Dongfeng Store	3,362,870	6,725	8/14/07 to 8/13/08
13	Xinyuan Store	2,254,068	4,508	8/14/07 to 8/13/08

Public Liability Insurance

A number of our stores carry public liability insurance policies, covering losses relating to claims of loss or damage due to injuries occurring on our premises. Those policies, together with their premiums, are set forth in the table below:

No	Insured Entity	Insurance Premium (RMB)	Insurance Term
1	Wanli Store	7,560.00	8/14/07 to 8/13/08
2	Yichun Mengkei Store	7,560.00	8/14/07 to 8/13/08
3	Jixi Lühai Store	7,560.00	8/14/07 to 8/13/08
4	Lüce Jiayuan Store	7,560.00	8/14/07 to 8/13/08
5	Donghu Store	7,560.00	8/14/07 to 8/13/08
6	A Cheng Jinyuan Store	7,560.00	8/14/07 to 8/13/08

Research and Development Activities

We are not presently involved or engaged in any research and development activities.

However, for self-prepared products (e.g. baked goods), our fresh foods department and bakery department perform continuing market investigations in order to determine how other companies are making prepared foods and whether we can improve on those methods. Our cooking personnel and head chef work with the Purchasing Department to develop formulas for use in our stores.

Government Regulations

We are subject to a wide range of regulation covering every aspect of our business. The most significant of these regulations are set forth below. In each case, we have passed the most recent required inspections and have received appropriate and up-to-date licenses, certificates and authorizations, as set forth in the next subsection of this prospectus.

•
Circular of State Administration of Industry and Commerce Concerning the Relevant Issues for the Administration of Registration of Chain Stores in effect on May 30, 1997, which provided the conditions of the establishment for chain stores and branches, and the procedure for application for the business license.

•
Circular Concerning the Relevant Issues on the Management of Specific Goods by Chain Stores (collectively promulgated by PRC State Economic and Trade Commission, Ministry of Domestic Trade, Ministry of Culture, Ministry of Posts and Telecommunication, General Administration of Press and Publication, State Administration for Industry and Commerce and State Tobacco Monopoly Bureau), which provided that the chain stores shall obtain the license from relevant government authorities for the management of specific goods, such as tobacco, pharmaceutical products, food products and audio-video products.

•
Relevant Opinions on the Promotion for the Development of Chain Stores promulgated by PRC State Commission for Economic Restructuring and State Economic and Trade Commission, which provided relevant opinions on the promotion for the Development of Chain Stores, such as simplifying the administrative approval procedures

Approvals, Licenses and Certificates

We require a number of approvals, licenses and certificates in order to operate our business. We are in compliance in all material respects with all laws relevant to the running of our business.

Background: China’s Economy

China, the world’s most populous country, has one of the world’s largest economies. Its 2007 gross domestic product (“GDP”) is estimated at RMB 18.3 trillion (US$2.55 trillion) (see The US-China Business Council, Forecast 2008, page 2, available at www.uschina.org). GDP, income, and retail spending have all increased rapidly as the economy has grown over the last ten years, and inflation has also risen significantly. The tables below set forth China’s per capita income, retail sales, and rates of inflation for the periods indicated.

Per capita income, 1995 - 2007

	1995		2000		2005		2007
	RMB	$	RMB	$	RMB	$	RMB	$
Urban per capita disposable income	4,283	609	6,280	893	10,493	1,492	13,786	1,961
Rural per capita net income	1,578	224	2,253	320	3,255	463	4,140	589

Source: For 1995 - 2005, National Bureau of Statistics of China, China Statistical Yearbook 2006 , Chapter 2, Section 3, and China Statistical Yearbook 2002 , Chapter 2, Section 3. For 2007, The US-China Business Council, Forecast 2008 , page 2, published at http://uschina.org/public/documents/2008/02/2008-china-economy.pdf . Figures for 2007 are estimates. Figures are rounded to the nearest hundred million. Dollar amounts are translated from RMB using an exchange rate current as of the date of this prospectus.

Domestic retail sales, 1985 - 2005

	1985		1990		1995		2000		2005		2007
figures in billions	RMB	$	RMB	$	RMB	$	RMB	$	RMB	$	RMB	$
Total retail sales of consumer goods	380.1	54.1	725.0	103.1	2,062.0	293.2	3,415.3	485.7	6,717.7	955.3	8,921.0	1,268.7

Source:  China Statistical Yearbook 2006 and 2002, The US-China Business Council, Forecast 2008 , page 2.

Inflation, 1985 - 2005

figures in billions	1985	1990	1995	2000	2005	2007
Overall inflation	9.3%	3.1%	17.1%	0.4%	1.8%	4.8%

Source:  China Statistical Yearbook 2006 and 2002, The US-China Business Council, Forecast 2008 , page 2.

Overview of the Supermarket Industry in China

Supermarkets have recently come to play an important role in China’s economy. In 1990, China had one supermarket store; by 2003, it had 60,000, with estimated annual sales of $71 billion. (See F. Gale and T. Reardon, “China’s Modernizing Supermarket Sector Presents Major opportunities for U.S. Agricultural Exporters,” AgExporter, November 2004, pages 4-8.) Three major domestic supermarket chains emerged in the early 1990’s (LianHua, Hualian, and Nong Gong Shang), and three western supermarket chains entered the Chinese market in the mid-1990’s (Carrefour, Wal Mart and Metro). The share of grocery sales held by modern retail chains, including hypermarkets (“big box” retailers such as Wal Mart and Carrefour), supermarkets, discounters and convenience stores, grew from 11% of total grocery sales in China in 1999 to 54% in 2006.

Between 1999 and 2002 the number of supermarket stores grew an average of 27% per year overall and sales grew an average of 45 percent per year. (See Jean Kinsey and Min Xue, “Supermarket Development in China,” Preliminary Report to the Sloan Workshop of Worcester Polytechnic Institute, June 2005, pages 1-3.) The total value of retail sales in China grew from $290.3 billion in 1995 to $945.6 billion in 2005 and to $1.26 trillion in 2007. (See The US-China Business Council, Forecast 2008, pages 2-3).

The national government has implemented measures to further develop the supermarket industry. For example, in 2004, China’s Ministry of Commerce announced a five-year plan to develop a network of retail stores in small towns in rural China. These measures are expected to enable broader and more efficient distribution of food and other products around the country and better utilize local agricultural production capacity and force changes in production sanitation and food safety practices and good production and manufacturing practices. (See Jean Kinsey and Min Xue, “Supermarket Development in China,” Preliminary Report to the Sloan Workshop of Worcester Polytechnic Institute, June 2005, pages 1-3.) In addition, the national government announced a major economic-development plan for the three provinces of northeast China in December 2007, the “Plan for Revitalizing Northeast China.” Under the plan, the national government is committed to supporting expansions and renovations of transportation and energy infrastructure, modernization of agriculture, advances in technology, improvements in commercial services and other economic developments in northeast China.

Competition

Competitive Environment

The supermarket industry in China is intensely competitive, with many companies, both local and foreign, competing as retailers of food, groceries and other merchandise, using a variety of business strategies. The main players are local, regional, and national chain supermarkets, and national and foreign chain retailers operating “big box” or hypermarket stores of the kind made famous by Wal Mart and Carrefour. To a lesser extent, we also face competition from traditional street markets and wet markets, convenience stores, tobacco and liquor retailers, restaurants, specialty retailers and large drugstore chains.

We do not believe we currently face significant direct competition from China’s large national supermarket chains because we have decided not to compete in the areas in which they focus their operations, which are China’s biggest cities and surrounding suburbs—Shanghai, Shenzhen, Guangzhou, Beijing, and Chongqing—all areas outside of northeastern China. We have instead decided to focus on China’s less-populated “second tier” cities and surrounding areas in the northeast, which we believe provide ample opportunities for expansion in our market niche.

Among the large foreign supermarket chains currently doing business in China, we believe that Wal-Mart is currently our only significant direct competitor. This is also due primarily to our choice of locations for our stores. Although Carrefour, Metro, Tesco and other foreign companies also operate in China and compete with local supermarkets in their locations, they do not have a significant number of stores in the northeastern locations where our stores are located. In addition, our expansion plans target medium-sized and smaller cities, which we believe are not being targeted by these large international retailers. We believe that these plans will allow us to avoid intense competition from these retailers.

Our Competitors - Domestic Supermarkets

We believe that the eight supermarket companies listed below are our most significant direct competitors based in China:

Dashang Supermarkets is a national supermarket chain consisting of approximately 70 supermarkets located in 30 cities across China. The chain is managed by Dashang Group Co., Ltd., one of China’s largest retailers, which operates more than 60 mid- to large-sized retail outlets, including department stores, shopping malls and specialty stores. We believe that as of the date of this prospectus, Dashang has approximately nine supermarkets located near enough to our own stores to be in competition with them.

Lixin Supermarkets is a regional chain of supermarkets founded in 2004, which sells groceries and telecommunications products, including private-label products. Many of Lixin’s supermarkets are located in and around Dangshan City in Wuhan Province. We believe that as of the date of this prospectus, Lixin has approximately four supermarkets located near enough to our own stores to be in competition with them.

Kunlun Supermarkets is a local supermarket chain founded in 1999 in Liaocheng City, Shangdong Province. As of 2004, Kunlun operated five chain stores and had 600 employees and RMB 70 million ($9.7 million) in total assets with an aggregate sales revenue of almost RMB 100 million ($13.9 million). We believe that as of the date of this prospectus, Kunlun has approximately three supermarkets located near enough to our own stores to be in competition with them.

Mankelong Supermarkets is a local supermarket chain. We believe that as of the date of this prospectus, Mankelong has approximately two supermarkets located near enough to our own stores to be in competition with them.

Zhongyang Shangcheng Supermarkets is a regional supermarket chain operated by Zhongyang Shangchang Co., Ltd., one of the largest supermarket companies in eastern China. In 2002, the latest year for which information was available, Zhongyang had sales revenue of 420 million RMB ($58.5 million). We believe that as of the date of this prospectus, Zhongyang Shangcheng has approximately one supermarket located near enough to our own stores to be in competition with them.

Fengshi Taoyuan Supermarkets is a local supermarket chain. We believe that as of the date of this prospectus, Fengshi Taoyuan has approximately one supermarket located near enough to our own stores to be in competition with them.

Shangsha Supermarkets is a local supermarket chain. We believe that as of the date of this prospectus, Shangsha has approximately one supermarket located near enough to our own stores to be in competition with them.

Donghu Supermarkets is a local supermarket chain. We believe that as of the date of this prospectus, Donghu has approximately two supermarkets located near enough to our own stores to be in competition with them.

Our Competitors - Foreign Supermarkets

Wal Mart is the world’s largest public corporation by revenue, according to the 2007 Fortune Global 500. As of the end of 2007, it operated approximately 200 stores in China, including stores in the name of its partially-owned PRC affiliate, Trust-Mart. Wal Mart has more than 1.9 million employees worldwide, and more than 70,000 employees in China. Of its China stores, nearly 100 are in its supercenter or hypermarket format, three are in its Sam’s Club format, two are in its neighborhood market format, and approximately 100 are operated under the Trust-Mart name. (See the Wal Mart China website at http://wal-martchina.com/english/news/stat.htm . We believe that Wal Mart has approximately six retail locations located near enough to our own stores to be in competition with them.

National and foreign retailers have greater resources and a greater geographic range than we do, and their stores are often bigger (hypermarkets often have an area of 14,000 square meters, compared to the 2,500 square-meter average size of our stores), which may enable them to offer a greater diversity of products than we do and give them advantages in pricing, ability to expand, advertising budgets, efficiencies in distribution, bargaining power, and other areas.

Our Competitive Advantages

We compete primarily on the basis of our low prices, the quality and reputation of our meat and produce sections, the breadth of products we carry, which include approximately 23,000 items offered for sale in our stores every day, our local knowledge and sensitivity to local customs, the warm atmosphere and pleasant shopping experience we provide, and our overall product quality and reputation. The location of our stores is also essential to our competitiveness, and our current competitive strategy focuses on locating our stores within the three provinces of northeastern China and the northern region of Inner Mongolia and, within those areas, in small- and medium-sized cities where we expect to face limited competition from large foreign or national supermarket chains whose resources are much greater than ours.

We continuously monitor, respond to and improve based on lessons learned from our competition. In addition to the competitive advantages described above, we believe we have specific and distinct advantages over our domestic competitors and our foreign competitors.

Compared with local supermarkets, we have advantages due to our:

•	strong relationships with local suppliers, especially meat vendors.

•	membership in the international trade group IGA, which provides access to purchasing discounts for packaged goods and access to IGA’s exclusive brands.

•	superior management especially in inventory management, information management systems, and sales and marketing programs.

•	focus on human-resource management including formal employee training programs.

Compared with big foreign supermarkets, we have advantages due to our

•
familiarity with Chinese and local circumstances and culture, religion and customs, and a corresponding understanding of local customer needs and consumption patterns, which we believe are especially helpful in the areas of raw food and meat sales;

•
market positioning - we benefit from positioning our supermarkets as a store to provide goods and services at low prices, good values and convenience to our communities. By contrast, Wal Mart and other foreign retailers are perceived in Daqing and elsewhere in China as places for higher prices and more extravagant purchases. We prefer to occupy the former niche and believe it has greater promise for growth in our markets;

•	strong relationship with local suppliers, especially meat vendors; and

•
certain advantages under Chinese law; for example, foreign competitors cannot sell cigarettes in the PRC. Our local knowledge may also make it relatively easier for us to navigate the bureaucracy and obtain needed licenses and permissions.

Our Future Goals and Expansion Plans

We are pursuing an ambitious expansion plan, which includes the recently completed transactions described in this prospectus, pursuant to which we intend to open 24 new supermarkets in 2008. In 2009, after additional financing, we intend to open 26 new supermarkets and three distribution centers, make improvements to our logistics and information systems, and establish a new training center for employees. We opened the first of these new stores on March 24, 2008.

We have begun construction on two of these new stores and have identified or are currently seeking to identify locations for approximately 20 new stores. We have negotiated or are in the process of negotiating the terms of leases and land-use rights for seven of these stores. We have obtained or are in the process of obtaining the government licenses, certificates and permits, including business license, sanitation certificate, and fire protection permit, needed to operate one of these stores. We have interviewed or are in the process of interviewing approximately 577 employees to fill position at these stores.

Based on this plan, we are projecting net revenue growth of approximately 40% per year for the next five years.

Our expansion strategy is to open stores in small and medium-sized cities, where we believe the population can support profitable supermarket operations but where large foreign and national supermarket chains, which generally have resources far greater than ours, tend not to compete.  We believe that the three provinces of northeastern China and the northern province of Inner Mongolia, which have a combined population of approximately 130 million, contain a large number of these cities, and we have therefore targeted these areas for our expansion.

Based on our recent experience, we believe that pre-opening costs for new stores in 2008 will be approximately 2,200 RMB per square meter, with a preparation period of between 45 and 77 days needed from the time we take possession of the premises until the opening of the store.  We believe that our 2009 expansion may require us to raise approximately $45 million in additional outside financing.  We may also need to increase our periodic short-term borrowing to fund our continuing operations as we expand.

Organizational History of Forme Capital, Inc.

Forme Capital, Inc. (“Forme,” “we,” or the “Company”) was incorporated in Delaware on December 2, 1986, as a wholly owned subsidiary of Danzar Investment Group, Inc., and on April 10, 1987 all of its shares were distributed to the Danzar stockholder.

Prior to 1989, Forme’s only activity was the creation and spinning off to its stockholders of nine blind pool companies, or companies with no specified business plan.

From 1989 to 1998, Forme was a real estate company. From 1999 to 2000, Forme invested in fine art. On April 10, 2000, Forme sold its artwork and associated assets to a company affiliated with its previous President, Daniel Wettreich.

From 2000 to 2007, Forme had no operations or substantial assets. Accordingly, Forme was deemed to be a "blank check" or shell company, that is, a development-stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or other acquisition with an unidentified company or companies, or other entity or person.

On March 14, 2007, Forme entered into a common stock purchase agreement with its majority stockholder, director and former President, Daniel Wettreich, and Synergy Business Consulting, LLC, pursuant to which Synergy acquired 11,824,200 shares, or approximately 93%, of Forme’s outstanding common stock from Mr. Wettreich in a private transaction for a purchase price of $550,000.

On closing of the purchase, Bartly J. Loethen was appointed director and Chairman, Chief Financial Officer, President, Vice President, Treasurer and Secretary of Forme. Mr. Daniel Wettreich resigned as director effective ten days after the filing of an information statement with the SEC under Rule 14f-1 of the Securities Exchange Act. As a result, Mr. Loethen then constituted Forme’s entire board. Mr. Loethen was not compensated for serving as either an officer or director of Forme.

On September 19, 2007, four investors became the holders of the majority of our common stock by purchasing from Synergy 93% of our then-outstanding common stock, or 11,824,200 shares, for $650,000, or $0.055 per share. Four of the investors were Stallion Ventures, LLC (“Stallion”), Castle Bison, Inc. (“Castle”), Menlo Venture Partners, LLC (“Menlo”), and Windermere Insurance Company (“Windermere” and, together with Stallion, Castle and Menlo, the “Old Majority Holders”). The purchase was accompanied by the resignation of Mr. Loethen and his replacement by John Vogel, Robert Scherne, and Vincent Finnegan as our officers and directors.

On February 7, 2008, Vision purchased 600,000 shares of our common stock from Stallion, Castle, and other affiliates, becoming the holder of approximately 40% of Forme Capital’s then outstanding stock.

In October 2007, Forme’s board of directors approved a one-for-9 reverse split of its issued and outstanding common stock. Stockholders holding shares representing a majority of the votes entitled to be cast at a shareholders’ meeting as of the record date of October 23, 2007, consented in writing to the action. Forme filed an information statement on Schedule 14C relating to the reverse split, and the reverse split was effected 20 days after the mailing of the definitive information statement to its stockholders, on or about December 5, 2007.

On November 13, 2007, we filed an Amended and Restated Certificate of Incorporation to change the number of shares of stock that we are authorized to issue to 100,000,000 shares of common stock, par value $.001 per share, and 100,000,000 shares of preferred stock, par value $.01 per share. The change became effective on December 5, 2007.

Forme Capital has no operations or substantial assets other than those of QKL, and prior to the reverse merger and private placement its business plan was to seek out and obtain candidates with which it could merge or whose operations or assets could be acquired through the issuance of common stock and possibly debt.

PROPERTIES

All land in the PRC is owned by the government and cannot be sold to any individual or entity. Instead, the government grants or allocates landholders a “land use right,” which we sometimes refer to informally as land ownership. There are four methods to acquire land use rights in the PRC:

•	grant of the right to use land;
•	assignment of the right to use land;
•	lease of the right to use land; and
•	allocated land use rights

In comparison with Western common law concepts, granted land use rights are similar to life estates and allocated land use rights are in some ways similar to leaseholds.

Granted land use rights are provided by the government in exchange for a grant fee, and carry the rights to pledge, mortgage, lease, and transfer within the term of the grant. Land is granted for a fixed term, generally 70 years for residential use, 50 years for industrial use, and 40 years for commercial and other use. The term is renewable in theory. Unlike the typical case in Western nations, granted land must be used for the specific purpose for which it was granted.

Allocated land use rights are generally provided by the government for an indefinite period (usually to state-owned entities) and cannot be pledged, mortgaged, leased, or transferred by the user. Allocated land can be reclaimed by the government at any time. Allocated land use rights may be converted into granted land use rights upon the payment of a grant fee to the government.

We own our headquarters store and two other stores; we lease our other 17 retail locations and both of our distribution centers. Our lease agreements have a typical term of 15 to 20 years, and approximately 80% of our leased properties have a fixed rent based on a price per square meter, which cannot be raised during the term of the lease.

Our land use rights are set forth below:

Land Use Rights acquired through Grants from Land Management Authority

Land No.	No. 1	No.2
Land Use Right Certificate No.	Daqing Guo Yong (2006) No. 001485	Daqing Guo Yong Zi (2006) No.001488

User of the Land	Qingkelong	Qingkelong

Location	North Building 3-23, East Jing Qi Street, Dongfeng Xincun Village	East Jing Qi Street, Dongfeng Xincun Village, Sa District

Usage	Commercial Services	Commercial Services

Area (m 2 )	3193.70	34.30

Form of Acquisition	From related land authority	From related land authority

Expiration Date	2044-6-27	2044-6-27

Encumbrances* (Expiration Date)	Mortgaged (2009-05-22)	Mortgaged (2008-5-23)

Land use rights acquired by Transfer

Land No.	No. 1	No.2	No.3
Land Use Right Certificate No.	Daqing Guo Yong Zi (04) No.6234	Daqing Guo Yong Zi (04) No.6235	Daqing Guo Yong (04) No.4300

User of the Land	Wang Zhuangyi	Wang Zhuangyi	Wang Jiafan

Location	Jing Qi Street, Zone 7, Xincun Village, Sa District	Jing Qi Street, Zone 7, Dongfeng Xincun Village, Sa District	Wanbao Building 7 Shangfu, Dongfeng Xincun Village

Usage	Commercial Services	Commercial Services	Commercial Services

Area (m 2 )	68.5	503.6	1242.58

Form of Acquisition	Transferred Land	Transferred Land	Transferred Land

Expiration Date	2043-6-19	2043-6-19	2048-3-10

Encumbrances* (Expiration Date)	Mortgaged (2008-05-23)	Mortgaged (2008-05-23)	Mortgaged (2008-05-23)

*	There are mortgages on this land, which encumber the land use rights.

Owned Premises

	1	2	3	4
Certificate No.	Qing Fang Quan Zheng Sartu District Zi No. NA060242	Qing Fang Quan Zheng Sartu District Zi No. NA062686	Qing Fang Quan Zheng Sartu District Zi No. NA229912	Qing Fang Quan Zheng Sartu District Zi No. NA221332

Owner	Wang Jiafan	Wang Zhuangyi	Company	Company

Location	Shangfu No.4, Building 7, Wanbao No. 2 Community, Sartu District	Jing Qi Street, Zone 7, Dongfeng Xincun Village, Sa District	No. 44 of Jing Qi Street, Sa District	No.5, 6, 7, Ground Floor, 3-36A, Dongfeng Xincun Village, Sa District
Category	Private	Private	Owned by joint stock company	Private

Area (m 2 )	1,872.62	1,500	6,674.43	137.57

Encumbrances	Mortgaged to Daqing Commercial Bank with the guarantee value of RMB 4,930,000 from May 24, 2006 to May 23, 2008	Mortgaged to Daqing Commercial Bank with the guarantee value of RMB 4,610,000 from May 24, 2006 to May 23, 2008	Mortgaged to Daqing Commercial Bank with the guarantee value of RMB 20,000,000 from May 22, 2007 to May 22, 2009	Mortgaged to Daqing Commercial Bank with the guarantee value of RMB 460,000 from May 24, 2006 to May 23, 2008

Leased Premises

No.	Lessor	Location of Building	Term	Rent per Year ( Yuan)
1	Daqing Longfeng Shopping Center Company Limited	First Floor of Longfeng Shopping Center	10 years from May 1, 2000	200,000

2	Daqing Hongyun Shopping Center	Third Floor of Hongyun Shopping Center	From 2007 to January 31, 2008	440,000

3	Nonggongshang Branch of Transportation Company	Xizhai Market of Longnan Qiushi Road (3,000m [2] , additional 137 m 2 )	2003-7-15 to 2011-7-15	700,000 for 1 st -2 nd year 750,000 for 3 rd -6 th year 800,000 for 7 th -8 th year

4	Hengmao Company of Daqing Oilfield	Cheng Bei Qi (7) Street, Rang District, Daqing	2002-12-15 to 2010-12-15	350,000

5	Yixi Huayou Store	Operation Area, warehouse, three rooms for Office, West of Huayou Road, Yixi Xinghua Street, Longfeng District	2003-1-1 to 2013-1-1	270,000

6	Daqing Branch of Bank of Communications	Second and third Floor of Wolitun Branch of Bank of Communications (1600 m 2 )	2005-12-31 to 2007-12-31	90000

7	Yigeng Property Management Company of Daqing Development Zone	Shidai Lijing Building 107# (135 m 2 )	2003-4-20 to 2011-4-20	Free for 1 st -2 nd year, 30,000 for 3 rd -8 th year

8	Zhaodong Yibai Company Limited	South of Xinjian Yibai Building, Dongduan Nanerdao West Street, Zhengyang Street, Zhaodong	2004-1-1 to 2014-1-1	200,000

9	Zhao Haibo	Room 201, 2 nd Floor, Building 1, Hubin Community, Sartu District	2005-1-1 to 2015-1-1	20,000

10	Hu Hui	Room 326, 2 nd Floor, Building 1, Hubin Community, Sartu District	2005-1-1 to 2015-1-1	10,000

11	Ren Yajuan	No.15 (first and second floor), Building 1, Hubin Community, Sartu District	2005-1-1 to 2015-1-1	80,000

12	Ren Yajuan	No.14 (first and second floor), Building 1, Hubin Community, Sartu District	2005-1-1 to 2015-1-1	80,000

13	Li Yintian	No.9 (first and second floor), Building 1, Hubin Community, Sartu District	2005-1-1 to 2015-1-1	80,000

14	Liang Shuzhi	No.10 (first and second floor), Building 1, Hubin Community, Sartu District	2005-1-1 to 2015-1-1	80,000

15	Chen Runzhi	No.13 (first and second floor), Building 1, Hubin Community, Sartu District	2005-1-1 to 2015-1-1	80,000

16	Qin Xiaoguang	No. (first and second floor), Building 1, Hubin Community, Sartu District	2005-1-1 to 2015-1-1	80,000

17	Xiao Hong, Xiao Qing	No. (first and second floor), Building 1, Hubin Community, Sartu District	2005-1-1 to 2015-1-1	80,000

18	Logistics Company of Daqing Oilfield	N0.7 Qinfen East Road, Sartu District, Daqing	2006-1-1 to 2010-12-31	252,000/year, (total fee: 1,260,000)

19	Daqing Beichen Real Estate Development Company Limited	First Floor of Lüse Jiayuan Guild Hall, Xuewei Road, Daqing (1450.22 m 2 )	2005-12-1 to 2015-12-1	Free for first to third year’ and 114,300 for fourth to tenth year

20	Yichun Mengke Shopping Center	First Floor of Basement, Mengke Shopping Center No. 62, Tonghe Road, Yichun	2006-3-5 to 2021-3-5	200,000 for second year, 300,000 for third to fifth year, 400,000 for sixth to tenth year and 500,000 for eleventh to fifteenth year

21	Jixi Green Sea Consuming Goods Market	Field 1, Jixi Green Sea Square	2006-6-11 to 2016-6-11	700,000

22	Mengke Real Estate Development Company Limited	Buildings and facilities at Jiyuan Culture Square, Yanchuan South Street, ACheng	2006-8-20 to 2021-8-20	3,500,000 for first to fifth year, and 400,000 for sixth to tenth year, and 2,100,000 for the remaining years.

23	Harbin Baiqing Car Company	Warehouse at Building 4-2 (1400 m 2 ) Warehouse at Building 2-5 (1400 m 2 ) Warehouse at Building 3-2 (300 m 2 )	3 years from April 10th, 2006	1,155,000

24	Zhao Given	Basement 1 of Dongfeng Garden 3, Donfeng Road, Jiguan District, Jixi ( 2700 m 2 )	2007-1-1 to 2017-1-1	600,000

25	Daqing Factory for SINOFECT	Zone 8, Xinhua Village, Longfeng District ( 2800 m 2 )	2006-12-14 to 2010-12-13	260,000

26	Heilongjiang Beidahuang Food and Oil Wholesale Company Limited	No. 41 Xiangdian Street, Xiangfang District, Harbin ( 2950 m 2 )	2006-10-15 to 2016-10-14	720,000 for first to third year, 735,000 for fourth to sixth year, and 750,000 for the remaining years.

LEGAL PROCEEDINGS

Neither we nor any of our subsidiaries is a party to any pending legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

QKL is a retail company that owns and operates 19 supermarkets, one convenience store and one department store in Heilongjiang Province in northeastern China.

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements.

We operate in the highly competitive retail industry in northeastern China. We face strong sales competition from other supermarkets and discount, department, drug, variety and specialty stores, many of which are national, regional or international chains. Additionally, we compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees. As a retail company, we are influenced by a number of factors including, but not limited to: cost of goods, consumer debt levels and buying patterns, economic conditions, interest rates, customer preferences, unemployment, labor costs, inflation, currency exchange fluctuations, fuel prices, weather patterns, catastrophic events, competitive pressures and insurance costs. Further information on risks to our company can be found in the “Risk Factors” section of this prospectus.

Results of Operations

The following table shows the operating results of QKL for the three months ended March 31, 2008, and 2007.

	Three months ended March 31,
	2008	2007
Net revenues
Direct sales	$32,716,005	$26,193,521
Other operating income	1,173,494	370,672

	$33,889,499	$26,564,193
Cost of inventories sold	(26,382,060)	(20,924,697)

Gross profit	$7,507,439	$5,639,496

Selling expenses	(2,962,974)	(2,194,513)
General and administrative expenses	(485,642)	(185,153)

Operating income	4,058,823	3,259,830

Other expenses - loss on disposal of plant and equipment	(5,751)	(691)
Interest income	24,707	6,374
Interest expenses	(72,759)	(48,388)

Income from continuing activities
before income taxes	$4,005,020	$3,217,125

Income taxes	(1,025,825)	(1,061,651)

Net income	$2,979,195	$2,155,474
Other comprehensive income:
Foreign currency translation adjustment	1,671,880	117,384

Comprehensive income	$4,651,075	$2,272,858

Three months ended March 31, 2008 Compared  with three months ended March 31, 2007

Net Revenue

Net revenue for three months ended March 31, 2008 was approximately $33.9 million, representing an increase of $7.3 million, or 27.6%, compared with net revenue of approximately $26.6 million for three months ended March 31, 2007. The increase in net revenue was primarily attributable to the continuous sale growth in our stores, especially the stores opened in 2006. Those stores have been operating for more than one year and attracted more customers. They generated more revenue in 2008 than in 2007 because they benefited from more than 12 months’ operating experience and becoming better established in their communities over time.

Net revenue consists mainly (96.54% in 1Q 2008, 98.60% in 1Q 2007) of revenue from sales we make to customers at our stores. The relatively small remaining amount of net revenue (3.46% in 1Q 2008, 1.40% in 1Q 2007) comes from other operating income, primarily rental income from leasing space in our supermarkets (approximately $137,458 in 1Q 2008 and $32,860 in 1Q 2007), and income from suppliers and consignees such as fees paid to us in connection with product promotions (approximately $78,464 in 1Q 2008 and $53,399 in 1Q 2007), sponsorships (approximately $796,406 1Q 2008 and $168,910 in 1Q 2007), and savings relating to transportation and early settlement of our accounts (approximately $84,529 in 1Q 2008 and $76,519 in 1Q 2007). The increase in non-sales net revenue from 1Q 2007 to 1Q 2008 was due primarily to the fact that we gained more sponsorships from our suppliers because we are getting more and more suppliers and merchandises. Additionally we increased rent to some of our lessees in some of our stores.

We anticipate that our net sales will continue to increase as we implement our expansion plans, opening new stores and increasing the volume of merchandise we sell, over the next few months.

Cost of Sales

Our cost of sales for 1Q 2008 was approximately $26.4 million, representing an increase of $5.5 million, or 26.1%, from approximately $20.9 million for 1Q 2007. Our cost of sales consists almost entirely of the cost to us of the merchandise we sell, and also includes a small amount, generally less than 1%, relating to costs of packaging and shipping our merchandise to our stores. Packaging and shipping costs do not account for a greater portion of our cost of sales because they are generally borne by our suppliers.

We anticipate that our cost of sales will continue to increase as we implement our expansion plans, opening new stores and increasing the volume of merchandise we sell, over the next few months.

Gross Profit

Gross profit, or net sales minus cost of sales, was approximately $7.5 million for1Q 2008, representing an increase of $1.9 million, or 33%, from approximately $5.6 million for 1Q 2007. This increase was due primarily to the greater sales volume, and therefore greater profits.

Our gross profit as a percentage of net sales, or “gross margin,” rose from approximately 21.2% for 1Q 2007 to 22.1% for 1Q 2008. This increase in gross margin represents a slight increase in the efficiency of our operations, and is due to our selling a greater volume of merchandise with relatively high profit margins, such as gifts for New Year and Chinese New Year. We believe that our gross margin is likely to decline to between 18% and 19%, and possibly lower, over the next few months. The main reason for the expected decline is that our expansion plans call for us to open a large number of new stores, which tend to be less profitable during their early months of operation. In addition, China’s retail industry in general, and its supermarket industry in particular, are becoming more competitive every year. In this competitive marketplace, it is likely that we will focus on providing our customers with low prices, in order to increase our market share and long-term sales volume, more than we focus on achieving high profit margins.

Selling Expenses

Selling expenses, which principally include promotional, marketing and advertising expenses, and also include rental payments, were approximately $3.0 million for 1Q 2008, representing an increase of $0.8 million, or 35.0%, compared with approximately $2.2 million for 1Q 2007. This increase was due primarily to marketing expenses relating to the promotion and marketing events we executed during New Year and Chinese New Year. We anticipate that marketing expense will continue to increase as we implement our expansion plans, opening new stores, increasing our sales volumes and increasing our advertising activities, over the next several years.

Selling expenses as a percentage of net sales were 8.74% for 1Q 2008, compared with 8.26% for 1Q 2007. This increase basically represents an increase in the amount of advertising expense we used to generate each dollar of revenue in 1Q 2008. We believe the increase was the result of promotional activity in all of our stores and reflects the costs of maintaining and expanding market share in the increasingly competitive supermarket industry in China. Because over the next few years we will pursue aggressive expansion plans and expect our industry to continue to become more competitive, we believe that our selling expenses as a percentage of net sales could continue to rise during that time.

General and Administrative Expenses

General and administrative expenses, which include salaries, rents and general overhead, were approximately $0.5 million for1Q 2008, representing an increase of $0.3 million, or 162%, from approximately $0.2million for1Q 2007. The increase was due primarily to salaries we paid the new employees we recruited for our expansion plan.

As a percentage of net sales, general and administrative expenses increased to 1.43% for 1Q 2008 from 0.7% for 1Q 2007. This increase basically indicates that we spent more on the salaries, rents and overhead we used to generate each dollar of revenue in 1Q 2008. We believe the decrease is due largely to the increased salaries we paid to our new employees in 1Q 2008.

We anticipate that our general and administrative expenses, measured in terms of dollars and as a percentage of net sales, will grow significantly over the next few months, as we implement our expansion plans and open new stores, restructure our management to meet the requirements of an expanding enterprise, and make considerable investments in assessing, improving and modifying our reporting, compliance, internal-control and corporate-governance systems as appropriate for a U.S. public company.

Operating Income

Operating income, which is calculated as gross profit minus both selling expenses and general and administrative expenses, was approximately $4.1 million for 1Q 2008, an increase of $0.8 million, or 24.5%, from approximately $3.3 million for 1Q 2007. This increase was primarily due to the increase in gross profit described above.

Operating income as a percentage of net sales, or “operating margin,” was approximately 11.98% for 1Q 2008, compared to 12.27% for 1Q 2007. This decrease represents a slight increase in our cost of generating each dollar of revenue in 1Q 2008, which we believe reflects the increasing costs of competing in our industry in China, as described above. Because over the next few months we will pursue aggressive expansion plans and we expect our industry to continue to become more competitive, we believe that our operating margin could continue to fall during that time.

Interest Expense

Net interest expense for 1Q 2008 was $72,759, representing an increase of $24,371, or 50.4%, from $48,388 for 1Q 2007. The increase was due to an increase in our short-term borrowings, which we used to meet the increased demands for working capital in connection with our expansion plan. As a percentage of net sales, net interest expense increased to 0.21 % for 1Q 2008 from 0.18% in 1Q 2007, due to the increase in our short-term loans in 1Q 2008.

We believe that our interest expenses are likely to grow over the next several years because increased bank borrowing may be necessary as we implement our aggressive expansion plans.

Income tax

Provision for income taxes was approximately $1.0 million for 1Q 2008, compared to $1.1 million for 1Q 2007. Beginning on January 1, 2008, we became subject to income tax at a rate of 25% of net income, based on changes in PRC tax law. Therefore we believe our tax burden, calculated as a percentage of net income, will be correspondingly reduced.

Net Income

Net income for 1Q 2008 was approximately $3.0 million, representing an increase of $0.8 million, or 38.2%, from approximately $2.2 million for 1Q 2007. The increase is primarily due to the increase in revenue based on increased sales, as described above.

Net income as a percentage of net revenue, or “net profit margin,” was approximately 8.79% for 1Q 2008, compared with 8.11% in 1Q 2007. This increase was primarily attributable to the reduction of income tax rate. We believe with the increasing costs of competing in our industry in China, it may continue to fall as our industry becomes more competitive and we incur expenses in pursuing our expansion plans.

Foreign Currency Translation Adjustments

Throughout 1Q 2008, the renminbi rose steadily against the US dollar. As a result of the appreciation of the renminbi, we recognized a foreign currency translation gain of $1,671,880. Given the uncertainty of exchange rate fluctuations, we cannot estimate the effect of these fluctuations on our future business, product pricing, results of operations or financial condition, but the fluctuation of the renminbi may materially and adversely affect your investment if the current trend of appreciation of renminbi is reversed.

All of our revenue and expenses in 1Q 2008 were denominated in renminbi. Our income statement accounts were translated at the yearly average exchange rate of $1 to 7.17568 RMB and the balance sheet items, except the equity accounts, were translated at the year-end rate of $1 to 7.0222 RMB. The equity accounts were stated at their historical rate when the corresponding transactions occurred.

2007 Compared with 2006

The following table shows the operating results of QKL for the fiscal years ended December 31, 2007 and 2006

	2007	2006

Net revenues
Direct sales	$91,597,769	$74,292,196
Other operating income	1,505,625	604,662

	$93,103,394	$74,896,858
Cost of inventories sold	(74,363,493)	(60,565,565)

Gross profit	$18,739,901	$14,331,293
Operating expenses:
Selling	(8,620,735)	(5,610,694)
General and administrative	(1,215,120)	(1,173,769)

Operating income	$8,904,046	$7,546,830
Other income - long outstanding payable	74,704	-
Other income - government grant	-	37,585
Other expenses - loss on disposal of plant and equipment	(75,885)	(11,379)
Interest expenses, net	(122,859)	(17,158)

Income before income taxes	$8,780,006	$7,555,878

Income taxes	(2,997,615)	(2,571,275)

Net income	$5,782,391	$4,984,603

Other comprehensive income:

Foreign currency translation adjustment	997,088	306,537

Comprehensive income	$6,779,479	$5,291,140

Net Revenue

Net revenue for 2007 was approximately $93.1 million , representing an increase of $18.2 million, or 24.3%, compared with net revenue of approximately $74.9 million for 2006. The increase in net revenue was due primarily to our opening of seven new supermarket stores in 2006. Those stores generated more revenue in 2007 than in 2006 mainly because 2007 was the first year in which they operated for a full twelve months, but also because they tended to generate more revenue after benefiting from several months of operating experience and becoming better established in their communities over time.

Net revenue consists mainly (98.3% in 2007, 99.2% in 2006) of revenue from sales we make to customers at our stores. The relatively small remaining amount of net revenue (1.7% in 2007, 0.8% in 2006) comes from other operating income, primarily rental income from leasing space in our supermarkets (approximately $186,000 in 2007 and $129,000 in 2006) and department store (approximately $238,000 in 2007 and $42,000 in 2006), and income from suppliers and consignees such as fees paid to us in connection with product promotions (approximately $166,000 in 2007 and $135,000 in 2006), sponsorships (approximately $565,000 in 2007 and $144,000 in 2006), and savings relating to transportation and early settlement of our accounts (approximately $250,000 in 2007 and $65,000 in 2006). The increase in non-sales net revenue from 2006 to 2007 was due primarily to the increase in the number of our stores operating throughout 2007, which generated greater rents and greater fees from suppliers and consignees.

We anticipate that our net sales will continue to increase as we implement our expansion plans, opening new stores and increasing the volume of merchandise we sell, over the next few years.

Cost of Sales

Our cost of sales for 2007 was approximately $74.4 million , representing an increase of $13.8 million, or 22.8%, from approximately $60.6 million for 2006. Our cost of sales consists almost entirely of the cost to us of the merchandise we sell, and also includes a small amount, generally less than 1%, relating to costs of packaging and shipping our merchandise to our stores. Packaging and shipping costs do not account for a greater portion of our cost of sales because they are generally borne by our suppliers.

We anticipate that our cost of sales will continue to increase as we implement our expansion plans, opening new stores and increasing the volume of merchandise we sell, over the next few years.

Gross Profit

Gross profit, or net sales minus cost of sales, was approximately $18.7 million for 2007 , representing an increase of $4.4 million, or 30.8%, from approximately $14.3 million for 2006. This increase was due primarily to the greater sales volume, and therefore greater profits, achieved in 2007 by the seven new stores we opened in 2006.

 Our gross profit as a percentage of net sales, or “gross margin,” rose from approximately 19.1% for 2006 to 20.1% for 2007. This increase in gross margin represents a slight increase in the efficiency of our operations, which we believe is due largely to the increased profitability in 2007 of the seven new stores we opened in 2006, and is due to a lesser extent to our selling a greater volume of merchandise with relatively high profit margins, such as fresh foods. We believe that our gross margin is likely to decline to between 18% and 19%, and possibly lower, over the next few years. The main reason for the expected decline is that our expansion plans call for us to open a large number of new stores, which tend to be less profitable during their early months of operation. In addition, China’s retail industry in general, and its supermarket industry in particular, are becoming more competitive every year. In this competitive marketplace, it is likely that we will focus on providing our customers with low prices, in order to increase our market share and long-term sales volume, more than we focus on achieving high profit margins.

Selling Expenses

Selling expenses, which principally include promotional, marketing and advertising expenses, and also include rental payments, were approximately $ 8.6 million for 2007, representing an increase of $ 3.0 million, or 53.6%, compared with approximately $ 5.6 million for 2006. This increase was due primarily to increased marketing expenses relating to the seven new stores we opened in 2006, and was due in smaller part to an increase in rent expenses for those stores, whose first full year of operation was 2007. We anticipate that our selling expenses will continue to increase as we implement our expansion plans, opening new stores, increasing our sales volumes and increasing our advertising activities, over the next several years.

Selling expenses as a percentage of net sales were 9.3% for 2007, compared with 7.5% for 2006. This increase basically represents an increase in the amount of advertising expense we used to generate each dollar of revenue in 2007. We believe the increase was the result of increased promotional activity in 2007 in all of our stores and reflects the costs of maintaining and expanding market share in the increasingly competitive supermarket industry in China. Because over the next few years we will pursue aggressive expansion plans and expect our industry to continue to become more competitive, we believe that our selling expenses as a percentage of net sales could continue to rise during that time.

General and Administrative Expenses

General and administrative expenses, which include salaries, rents and general overhead, were approximately $1.22 million for 2007, representing an increase of $40,000, or 3.5%, from approximately $1.17 million for 2006. The increase was due primarily to expenses relating to operating the seven new stores we opened in 2006.

As a percentage of net sales, general and administrative expenses fell to 1.3% for 2007 from 1.6% for 2006. This decrease basically indicates that we spent slightly less on the salaries, rents and overhead we used to generate each dollar of revenue in 2007. We believe the decrease is due largely to the increased efficiency of operations in 2007 of the seven stores that we opened in 2006.

We anticipate that our general and administrative expenses, measured in terms of dollars and as a percentage of net sales, will grow significantly over the next few years, as we implement our expansion plans and open new stores, restructure our management to meet the requirements of an expanding enterprise, and make considerable investments in assessing, improving and modifying our reporting, compliance, internal-control and corporate-governance systems as appropriate for a U.S. public company.

Operating Income

Operating income, which is calculated as gross profit minus both selling expenses and general and administrative expenses, was approximately $8.9 million for 2007, an increase of $1.4 million, or 18.0%, from approximately $7.5 million for 2006. This increase was primarily due to the increase in gross profit described above.

Operating income as a percentage of net sales, or “operating margin,” was approximately 9.6% for 2007, compared to 10.1% for 2006. This decrease represents a slight increase in our cost of generating each dollar of revenue in 2007, which we believe reflects the increasing costs of competing in our industry in China, as described above. Because over the next few years we will pursue aggressive expansion plans and we expect our industry to continue to become more competitive, we believe that our operating margin could continue to fall during that time.

Interest Expense

Net interest expense for 2007 was $122,859 , representing an increase of $105,701, or 616%, from $17,158 for 2006. The increase was due to an increase in our short-term borrowings, which we used to meet the increased demands for working capital in connection with our opening of seven new stores in 2006. As a percentage of net sales, net interest expense rose to 0.13 % for 2007 from 0.02% in 2006, due to the increase in net sales in 2007.

We believe that our interest expenses are likely to grow over the next several years because increased bank borrowing may be necessary as we implement our aggressive expansion plans.

Other Income

Other income for 2007 was $74,704 and consisted of long outstanding accounts payable. Other income for 2006 was $37,585.

Other Expenses

Other expenses for 2007 were $75,885, compared to $11,379 for 2006. These expenses were related to loss on disposal of property, plant and equipment.

Income tax

Provision for income taxes was approximately $3.0 million for 2007, compared to $ 2.6 million for 2006. In both 2006 and 2007, we were subject to income tax at a rate of 33% of net income (as calculated using PRC accounting standards). The increase in income tax expense is due entirely to an increase in net income, as calculated using PRC accounting standards, in 2007.

Beginning on January 1, 2008, we became subject to income tax at a rate of 25% of net income, based on changes in PRC tax law. Therefore we believe our tax burden, calculated as a percentage of net income, will be correspondingly reduced.

Net Income

Net income for 2007 was approximately $5.8 million, representing an increase of $797,788, or 16.0%, from approximately $ 5.0 million for 2006. The increase is primarily due to the increase in revenue based on increased sales from the seven new stores we opened in 2006, as described above.

Net income as a percentage of net revenue, or “net profit margin,” was approximately 6.2% for 2007, compared with 6.7% in 2006. This increase represents an increase in our costs of generating each dollar of profit and, as with operating margin as described above, we believe it reflects the increasing costs of competing in our industry in China and may continue to fall as our industry becomes more competitive and we incur expenses in pursuing our expansion plans.

Foreign Currency Translation Adjustments

Throughout 2007, the renminbi rose steadily against the US dollar. As a result of the appreciation of the renminbi, we recognized a foreign currency translation gain of $ 997,088 . Given the uncertainty of exchange rate fluctuations, we cannot estimate the effect of these fluctuations on our future business, product pricing, results of operations or financial condition, but the fluctuation of the renminbi may materially and adversely affect your investment if the current trend of appreciation of renminbi is reversed.

All of our revenue and expenses in 2007 were denominated in renminbi. Our income statement accounts were translated at the yearly average exchange rate of $1 to 7.61720 RMB and the balance sheet items, except the equity accounts, were translated at the year-end rate of $1 to 7.31410 RMB. The equity accounts were stated at their historical rate when the corresponding transactions occurred.

Liquidity and Capital Resources

We generally finance our business with cash flows from operations and short-term bank loans and we use shareholders’ equity investment and retained earnings to fund capital expenditures.

Working capital consists mainly of inventory, salaries, operating overhead (auxiliary materials, utilities, etc.) and finance expenses. Inventory accounts for the majority of our working capital.

Our working capital requirements may be influenced by many factors, including cash flow, competition, our relationships with suppliers, and the availability of credit facilities and financing alternatives, none of which can be predicted with certainty. Since 2005, we have had a revolving credit facility of 50 million RMB with Daqing City Commercial Bank, and we have the highest credit rating for that bank.

Cash from Operating Activities

1Q in 2008 compared with 1Q in 2007

Net cash generated from operating activities for 1Q in 2008 was approximately $5.5 million, representing an increase of $1.4 million, or 35.1%, from approximately $4.1 million for 1Q in 2007. The increase was due primarily to the decrease in accounts payable that resulted from having more favorable payment terms within 1Q 2008 and to an increase in the sale of cash cards, which represent advance payments by customers, who draw down those payments as they make future purchases.

2007 compared with 2006

Net cash generated from operating activities for 2007 was approximately $ 5.4 million, representing a decrease of $2.0 million, or 27%, from approximately $ 7.4 million for 2006. The decrease occurred in spite of the increase in our net income described above (from $5.0 million in 2006 to $5.8 million in 2007), and was due primarily to the increase in inventories that resulted from having seven additional stores in operation throughout 2007 and to an increase in other receivables, including coupon sale receivables, which represent payments due from our suppliers ($816,461 in 2007 and $123,484 in 2006); input VAT receivables, which represent value-added taxes that we have paid to our suppliers but will recoup when we sell the merchandise ($440,916 in 2007 and $0 in 2006); and loans to unrelated companies ($720,991 in 2007 and $0 in 2006).

Cash in Investing Activities

1Q in 2008 compared with 1Q in 2007

Net cash used in investing activities for 1Q in 2008 was approximately $0.36 million, a decrease of $0.36 million from approximately $0.72 million for 1Q in 2007.

We believe that our cash used in investing activities are likely to grow over the next months because more investments may be necessary as we implement our aggressive expansion plans.

2007 compared with 2006

Net cash used in investing activities for 2007 was approximately $1.4 million, a decrease of $5.6 million from approximately $7.0 million for 2006. The greater investment costs of 2006 were due to our purchases of equipment and expenses relating to outfitting our seven new stores as well as making lease prepayments in 2006.

We satisfied this cash expenditure with cash reserves brought forward from 2006 and cash generated from 2007 operations.

Cash in Financing Activities

1Q in 2008 compared with 1Q in 2007

Net cash provided by financing activities for 1Q in 2008 was approximately $12.1 million. We raised net proceeds of $13.5 million and repaid $1.4 million bank loan in 1Q 2008.

Loans

The balance of our outstanding short-term bank loans at the end of 1Q 2008 was approximately $1.4 million, compared with $2.7 million at the end of 2007. This decrease was due to our repayment of bank loans that had matured.

Currently we have a credit line of up to RMB 50 million, or approximately $7.14 million using current exchange rate of $1 to 7.0 RMB, based on our credit rank AAA granted by Daqing City Commercial Bank. We believe that this credit line is sufficient for our working capital needs.

Future Cash Commitments

We have ambitious capital investment plans for stores with total area 62,000 and 65,000 square meters a total respectively in 2008 and 2009, estimated at a total value of over $40 million. This demand for investment capital will be met by the proceeds from the private placement, and by our cash reserves of approximately $8 million, and by additional outside financing that we intend to raise as needed to continue our expansion in 2009.

2007 compared with 2006

Net cash provided by financing activities for 2007 was approximately $2.1 million, an increase of $2.2 million compared with net cash used in financing activities of $81,151 for 2006. The change was caused by our bank loan of approximately $4.6 million.

Loans

The balance of our outstanding short-term bank loans at the end of 2007 was approximately $2.7 million, compared with $2.4 million at the end of 2006. This increase was due to our greater needs for current capital due to our operating a greater number of stores throughout 2007.

The balance of our outstanding long-term bank loan was approximately $2.1 million at the end of 2007.

Currently we have a credit line of up to RMB 50 million, or approximately $6.94 million using current exchange rate of $1 to 7.2 RMB, based on our credit rank AAA granted by Daqing City Commercial Bank. We believe that this credit line is sufficient for our working capital needs.

Future Cash Commitments

We have ambitious capital investment plans for a total of 50 additional stores in 2008 and 2009, estimated at a total value of over $40 million. This demand for investment capital will be met by the proceeds from the private placement, and by our cash reserves of approximately $8 million, and by additional outside financing that we intend to raise as needed to continue our expansion in 2009.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See Note 1 to our consolidated financial statements, “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the more critical accounting policies that currently affect our financial condition and results of operations:

Method of Accounting

We maintain our general ledger and journals with the accrual method accounting for financial reporting purposes. Accounting policies adopted by us conform to generally accepted accounting principles in the United States and have been consistently applied in the presentation of financial statements.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

Economic and political risks

Our operations are conducted in the PRC. Accordingly, our business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

Our operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Our results may be adversely affected by changes in political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Revenue recognition

Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, and the seller’s price to the buyer is fixed or determinable

Land use rights

Land use rights are stated at cost less accumulated amortization. Amortization is provided over the respective useful lives, using the straight-line method. Estimated useful lives range from 30 to 40 years.

Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of plant and equipment are as follows:

Buildings	30-40 years
Shop equipment	6 years
Office equipment	5 years
Motor vehicles	8 years
Car Park	43 years
Leasehold Improvements	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Construction in progress

Construction in progress represents direct costs of construction or acquisition and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for intended use.

Inventories

Inventories consisting of finished goods, materials on hand, packaging materials and raw materials are stated at the lower of cost or market value. Finished goods are comprised of direct materials, direct labor and an appropriate proportion of overhead.

Trade receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Cash and cash equivalents

We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. We maintain bank accounts only in the PRC. We do not maintain any bank account in the United States.

MARKET PRICE OF AND DIVIDENDS OF COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded over-the-counter on the OTC Bulletin Board under the designation FOCB.OB and the market for the stock has been relatively inactive and there is no established trading market for our common stock.

The following table sets forth the high and low bid prices, on the OTC Bulletin Board, as reported and summarized by the OTCBB, for each fiscal quarter during each of the fiscal years December 31, 2006 and December 31, 2007 and for the quarter ended March 31, 2008. These prices are adjusted for the one-for-9 reverse split which occurred on December 5, 2007 and are based on inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

Since the completion of the reverse merger on March 28, 2008, the trading in our stock has been very limited. Consequently, our historical prices may not be an accurate indication of the future prices of our common stock.

Quarter Ended	High	Low
03/31/2006	.32	.32
06/30/2006	.32	.32
09/30/2006	.32	.32
12/31/2006	.32	.32

03/31/2007	.52	.18
06/30/2007	.52	.35
09/30/2007	.35	.35
12/31/2007	1.25	.07

03/31/2008	3.00	1.25

 As of May 5, 2008, the last reported sale price of our common stock was $3 per share.

Holders

As of April 28, 2008 there were 20,882,533 shares of our common and 9,117,647 shares of our Series A Preferred Stock issued and outstanding and we had approximately 681 shareholders of record of our common stock and 7 holders of record of our Series A Preferred Stock. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.

Dividends

We have never declared or paid any cash dividends on our common stock and are restricted from paying dividends by virtue of the fact that we are a holding company. We currently intend to retain all earnings, if any, for use in business operations and we do not anticipate declaring any dividends in the near future.

The payment of dividends is contingent on the ability of our PRC based operating subsidiary QKL to obtain approval to send monies out of the PRC. The PRC's national currency, the Yuan, is not a freely convertible currency. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends.

In addition, under the terms of Series A Preferred Stock set forth in a Certificate of Designation which was filed in the office of Secretary of State for the State of Delaware on March 13 , 2008, if we pay dividends on the common stock the holders of Series A Preferred are entitled to receive dividends on an “as converted” basis.

Securities authorized for issuance under equity compensation plans

We do not currently have any securities authorized for issuance under any equity compensation plans and we do not have any equity compensation plans.

Penny Stock Regulations

The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share. Our common stock falls within the definition of penny stock and subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000 or $300,000, together with their spouse).

For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of these securities and have received the purchaser's prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of investors to sell their common stock in the secondary market.

Shares Eligible for Future Sale

There is no established trading market for our common stock. Future sales of substantial amounts of our common stock in the trading market could adversely affect market prices.

This is an offering of 12,240,790 shares of our common stock by the selling stockholders. As of April 28, 2008, there were issued and outstanding (i) 20,882,533 shares of common stock, (ii) 9,117,647 shares of Series A Preferred Stock (convertible into 9,117,647 shares of common stock); (iii) Series A Warrants to purchase 5,980,955 shares of common stock; (iv) Series B Warrants to purchase 5,924,471 shares of common stock and (v) no outstanding options. Assuming conversion of all of the Series A Preferred Stock and exercise of all of the Series A Warrants and Series B Warrants, there will be 41,905,606 shares of common stock outstanding. 12,240,790 of these shares are being registered for resale in this prospectus. None of these shares are currently eligible for resale under Rule 144.

Registration Rights

Other than (i) the registration rights set forth in the registration rights agreement entered into on March 28, 2008 with the selling stockholders (who were investors in the private placement), as amended on May 8, 2008, (ii) the registration rights side agreement entered into on March 28, 2008 with the selling stockholders who had acquired their shares prior the reverse merger and private placement, (iii) the settlement agreement between the Company and Kuhns Brothers, under which we are obligated to register in the aggregate 41,758,423 shares of common stock for resale in one or more registration statements, we have no other obligation to register under the Securities Act any of our shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group owning more than 5% of each class of voting securities, (ii) each director, (iii) each executive officers and (iv) all executive officers and directors as a group, as of April 28, 2008.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1) Common Stock	Percentage of Class (1) (3) Common Stock
Owner of More than 5% of Class
Winning State International Ltd Road Town, Tortola VG1110 British Virgin Islands (4)	19,082,299	91.38%
Mr. Chin Yoke Yap (4) c/o Winning State Intl Ltd. Road Town, Tortola VG1110 British Virgin Islands	19,082,299	91.38%
Directors and Executive Officers (5)
Mr. Zhuangyi Wang (director and CEO) (6)	0	0
Ms. Zheng Limin (director) (7)	0	0
Mr. Rhett Xudong Wang (CFO)	0	0
Ms. Fan Xishuang (Assistant CFO)	0	0
Mr. Yang Jiaxun (Chief Operating Officer)	0	0
Mr. Teng Wenbin (Chief Information Officer)	0	0
All Directors and Executive Officers (6 persons)	0	0

(1) As of April 28, 2008 there were 20,882,533 shares of common stock issued and outstanding. In determining beneficial ownership of common stock as of April 28, 2008, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares. None of the persons named in the table own any shares of Series A Preferred Stock.

(2) In determining the percent of common stock owned by a person or entity on April 28, 2008, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of outstanding warrants (namely the Series A Warrants and Series B Warrants) and conversion of convertible securities (namely the Series A Preferred Stock), and (b) the denominator is the sum of (i) the total shares of common stock outstanding on April 28, 2008 (20,882,533), plus (ii) the total number of shares that the beneficial owner may acquire on conversion of the preferred and on exercise of warrants and options.

(3) On March 28, 2008, we acquired Speedy Brilliant (BVI) in a share exchange transaction with Winning State (BVI), Fang Chen, Yang Miao and Ying Zhang. In the share exchange, we received the Speedy Brilliant BVI shares from Winning State (BVI), Fang Chen, Yang Miao and Ying Zhang and in exchange we issued and delivered to them 19,382,298 of our newly -issued shares of common stock. Wining State (BVI) received 19,082,299 of those shares.

(4) Winning State (BVI) is wholly owned by Mr. Chin Yoke Yap. Accordingly, shares of common stock issued to Winning State (BVI) as a result of the consummation of the share exchange are beneficially attributed to Mr. Yap. Under a call option agreement described in note 10 below, our CEO and director, Mr. Zhuangyi Wang, has the right to acquire all of the shares of Winning State (BVI) from Mr. Yap. If Mr. Wang does acquire those shares, he will become the beneficial owner of all of our stock held by Winning State (BVI).

(5) The address of each of the officers and directors named in the table is Jing Qi Street, Dongfeng Xincun, Sa’er Tu District, 163311 Daqing, P.R. China.

(6) Mr. Wang, our chairman and CEO and the chairman and CEO of QKL, does not currently beneficially own any of our securities. However, on March 28, 2008, Mr. Wang executed a call option agreement with Mr. Chin Yoke Yap, the holder of all of the stock of our controlling stockholder, Winning State (BVI). Under the agreement, Mr. Wang was granted an option to purchase all of the outstanding stock of Winning State (BVI) in three installments, over the course of approximately nine months, for a total purchase price of less than one dollar, provided that QKL, Speedy Brilliant (Daqing) and Speedy Brilliant (BVI) meet the following performance targets:

•	During the three months from April 1, 2008 to June 30, 2008, the companies must have gross revenue of at least 15 million RMB;

•	During the three months from July 1, 2008 to September 30, 2008, the companies must have gross revenue of at least 15 million RMB; and

•	During the three months from October 1, 2008 to December 31, 2008, the companies must have gross revenue of at least 15 million RMB.

If the companies meet those performance targets, Mr. Wang may exercise his call option to purchase one-third of the Winning State (BVI) shares beginning 45 days after the last date of the target period. If and when Mr. Wang does acquire all of the stock of Winning State (BVI), he will become the beneficial owner of all of the stock owned by Winning State (BVI).

(7) Ms. Zheng Limin is the wife of our director and CEO, Mr. Zhuangyi Wang.

DIRECTORS AND EXECUTIVE OFFICERS

Our current executive officers and directors as of the date of this prospectus are as follows:

Directors and Executive Officers	Position/Title	Age

Wang Zhuangyi	Chief Executive Officer, Director	48

Rhett Xudong Wang	Chief Financial Officer	33

Fan Xishuang	Assistant Chief Financial Officer	45

Zheng Limin	Director	45

Teng Wenbin	Chief Information Officer	39

In connection with the change in control of the Company as a result of the reverse merger, effective March 28, 2008, we appointed Mr. Zhuangyi Wang as our Chairman and Chief Executive Officer, Mr. Rhett Xudong Wang as our Chief Financial Officer, Ms. Fan Xishuang as Assistant Chief Financial Officer, Mr. Yang Jiaxun as Chief Operating Officer, Mr. Teng Wenbin as Chief Information Officer, and Mr. Zhuangyi Wang and Ms. Zheng Limin as our two directors. John Vogel, Robert Scherne and Vincent Finnegan resigned as our directors and executive officers at that same time.

All of or officers and directors are residents of the PRC.  As a result, it may be difficult for investors to effect service of process within the United States upon any of them or to enforce court judgments obtained against them in the United States courts.

The following is a summary of the biographical information of our directors and officers:

Mr. Zhuangyi Wang is the founder of QKL and has been its principal shareholder since its inception in 1998. Mr. Wang has served as Chief Executive Officer and Chairman of QKL’s Board of Directors since 1998. From 1998 to the present, Mr. Wang has also worked as an individual store manager. Mr. Wang received his bachelors degree from Heilongjiang Radio & TV University. Mr. Wang has received honors including being named one of approximately 20 Private Sector Model Workers of Daqing Municipality by the government of Daqing Municipality for three consecutive years. Relating to his employment as Chief Executive Officer of QKL, Mr. Wang was named one of ten Young Entrepreneurs of Heilongjiang Province by the government of Daqing Municipality in 2000, and was named one of the Top 10 Adaptive Chain Enterprise Entrepreneurs in China by the China Chain Store & Franchise Association in 2005. Mr. Wang is not a member of the board of the directors of any other public company.

Mr. Rhett Xudong Wang, was appointed QKL’s Chief Financial Officer in 2007. Mr. Wang’s previous work experience includes work as an internal auditor for Carrefour, Financial Controller for Koemmerling China, and CFO for ThyssenKrupp China. Mr. Wang has also worked as tax and accounting consultant in Germany and received his master degree from the University of Hamburg in 2005.

Ms. Xishuang Fan joined the board of directors of QKL in 1999. Ms. Fan is an expert in financial analysis. Ms. Fan served as the Chief Financial Officer of QKL in 2006 and 2007. Ms. Fan worked as an accountant at QKL in 1999 and served as the president of QKL’s security department in 2002. Ms. Fan completed her education at Jilin Agricultural University.

Ms. Limin Zheng, is a professional in the financial planning field. From 1988 to 1991, she earned her Financial Planner Certificate from Harbin Normal university. She has broad experience in financial work. From 1983 to 1989, she was a financial manager in the Daqing Sartu Grain administration. Ms. Zheng is the wife of our CEO and director, Mr. Zhuangyi Wang.

Mr. Wenbin Teng is an expert in information management. In 1999, Mr. Teng joined the board of directors of QKL and was appointed Chief Information Officer of QKL. Mr. Teng has served as Assistant General Manager since 2003. Mr. Teng received his bachelors degree from Nanjing Normal University in 1991.

All of our directors hold their positions on the board until our next annual meeting of the stockholders and until their respective successors have been elected or appointed.  Officers serve at the discretion of the board of directors.

Our director Zheng Limin is the wife of our director and Chief Executive Officer, Zhuangyi Wang. There are no other family relationships among our directors and executive officers. There is no arrangement or understanding between or among our executive officers and directors pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors.

Our directors and executive officers have not, during the past five years:

•	had any bankruptcy petition filed by or against any business of which was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time,

•	been convicted in a criminal proceeding and is not subject to a pending criminal proceeding,

•
been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or

•
been found by a court of competent jurisdiction (in a civil action), the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacate

Directors and Officers of QKL

Under QKL’s Articles of Association and PRC law, QKL’s board of directors consists of at least 3 directors appointed by the shareholders. The directors are elected and appointed by the shareholders for a term of three years and can be re-elected for consecutive terms.  The appointment and termination of the CEO (sometimes called the General Manager) is determined by the board of directors.

The following table sets forth certain information as of the closing date concerning the directors and executive officers of QKL:

Directors and Executive Officers	Position/Title	Age

Wang Zhuangyi	Chief Executive Officer, Director	48

Rhett Xudong Wang	Chief Financial Officer	33

Fan Xishuang	Assistant Chief Financial Officer and Director	45

Yang Jiaxun	Chief Operating Officer	36

Zheng Limin	Director	45

Teng Wenbin	Chief Information Officer and Director	39

Shuxia Feng	Director	39

Yueping Zhang	Director	37

Xiaoqiu Li	Director	43

Chuanyu Wei	Director	41

The following is a summary of the biographical information of those directors and officers whose biographical information does not appear above:

Ms. Shuxia Feng is an expert in financial analysis. Ms. Feng joined the Board of QKL in 1999. Ms. Feng has served as a financial manager since 1999. Ms. Feng completed her education at Harbin Normal University in 1998.

Ms. Yueping Zhang joined the Board of QKL in 1998. Ms. Zhang has been the director of the general manager’s office since 2006. From 1998 to 2003, Ms. Zhang served as store manager of one of QKL’s supermarket stores. From 2003 to 2006, Ms. Zhang has been QKL’s Chief Human Resources Officer. Ms. Zhang completed her education at Northeast Agricultural University in 1993.

Ms. Xiaoqiu Li joined the Board of QKL in 1999. Ms. Li has been the company’s commodities manager since 2006 and has served as the director of the General Manager’s office. From 1999 to 2000, Ms. Li served as an accountant at QKL. From 2001 to 2005, she was the purchasing manager for fixed assets.

Mr. Chuanyu Wei joined the Board of QKL in1998. Mr. Wei has been Chief Growth Officer of QKL since 2000. From 1999 to 2000, Mr. Wei served as manager of general affairs, and he has had a supervisory role in our operations since that time. Mr. Wei’s prior experience includes serving as commodities manager and store manager.

Mr. Jiaxun Yang was appointed QKL’s Chief Operating Officer in 2007. Mr. Yang’s recent work experience includes supervising operations at large supermarket chain stores in China and Taiwan.

Audit Committee Financial Expert

Our board of directors currently acts as our audit committee.  Because we only recently executed the share exchange and completed the private placement, our board of directors is still in the process of finding an “audit committee financial expert” as defined in Regulation S-K and directors that are “independent” as that term is used in Section 10A of the Securities Exchange Act.

Audit Committee

We have not yet appointed an audit committee.  At the present time, we believe that the members of board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.  We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert, in the near future.

Compensation Committee

We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee.

Nominating Committee

We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee.

EXECUTIVE COMPENSATION

The following is a summary of the compensation we paid to our former Chief Executive Officers, John Vogel and Bartly J. Loethen, for the two years ended December 31, 2007 and 2006. No executive officer received compensation in excess of $100,000 for any of those two years.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John Vogel (former CEO(1)	2007 2006	-0- -0-	-0- -0-	9,450 -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	9,450 -0-

Bartley J. Loethen (former CEO)(2)	2007 2006	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-

(1)
John Vogel was appointed CEO of Forme Capital on September 19, 2007, and resigned effective March 28, 2008. In December 2007, Mr. Vogel received 7,000 shares of Forme Capital’s common stock, valued at $9,450, as compensation for his services.

(2)
Bartly J. Loethen was appointed director, Chairman, Chief Financial Officer, President, Vice President, Treasurer and Secretary of Forme Capital on March 14, 2007. He resigned effective September 19, 2007. Robert Scherne replaced Mr. Loethen as Chief Financial Officer on September 19, 2007.

The following is a summary of the compensation paid by QKL to Wang Zhuangyi, its President and Chief Executive Officer, for the two years ended December 31, 2007 and 2006, respectively. No other executive officer of QKL received compensation in excess of $100,000 for any of these three years.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Zhuangyi Wang	2007 2006	27,569 7,517	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-

(1)   The relevant exchange rates for fiscal years 2007 and 2006 are $1 to RMB 7.61720 and RMB 7.98189, respectively.

Outstanding Equity Awards at 2007 Fiscal Year End

There were no option exercises or options outstanding in 2007.

Employment Agreements

We have no employment agreements with any of our executive officers. In the absence of written employment agreements, the PRC labor laws provide the terms of employment such as the term of employment, the provision of labor-related insurance, termination for cause, termination on 30 days’ notice and termination without notice and the labor-related benefits.

Compensation Discussion and Analysis

We intend to provide our named executive officers (as defined in Item 402 of Regulation S-K) with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations.

It is not uncommon for PRC private companies in northeastern China to have base salaries as the sole form of compensation. The base salary level is established and reviewed based on the level of responsibilities, the experience and tenure of the individual and the current and potential contributions of the individual. The base salary is compared to the list of similar positions within comparable peer companies and consideration is given to the executive’s relative experience in his or her position.  Base salaries are reviewed periodically and at the time of promotion or other changes in responsibilities.

We plan to implement a more comprehensive compensation program, which takes into account other elements of compensation, including, without limitation, short and long term compensation, cash and non-cash, and other equity-based compensation such as stock options. We expect that this compensation program will be comparable to the programs of our peer companies and aimed to retain and attract talented individuals.

We will also consider forming a compensation committee to oversee the compensation of our named executive officers. The majority of the members of the compensation committee would be independent directors.

Compensation of Directors

The following is a summary of the compensation we paid to our former directors, Vincent Finnegan and Robert Scherne, during the fiscal year ended December 31, 2007.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Vincent Finnegan	-0-	9,450	-0-	-0-	-0-	-0-	9,450
Robert Scherne (2)	-0-	28,350	-0-	-0-	-0-	-0-	28,350

(1)
Vincent Finnegan was appointed Director of Forme Capital on September 19, 2007. He resigned effective March 28, 2008 in connection with the change of control.   In December 2007, Mr. Finnegan received 7,000 shares of the Company’s common stock, valued at $9,450, as compensation for his services.

(2)
Robert Scherne was appointed Director and Chief Financial Officer of Forme Capital on September 19, 2007. He resigned effective March 28, 2008. In December 2007, Mr. Scherne received 21,000 shares of the Company’s common stock, valued at $28,350, as compensation for his services.

As of the date of this prospectus, we have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors. We plan to implement a compensation program for our independent directors, as and when they are appointed, which we anticipate will include such elements as an annual retainer, meeting attendance fees and stock options. The details of that compensation program will be negotiated with each independent director.

The directors for QKL are not compensated for their service as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2006, we have engaged in the following transactions with our directors, executive officers, holders of more than five percent of our voting securities, and affiliates of our directors, executive officers and five-percent stockholders.

Transactions with Vision

At the time of the closing of the private placement and reverse merger on March 28, 2008, Vision Opportunity Master Fund held approximately 40% of our outstanding common stock.

•	At the closing of the private placement, Vision received preferred stock convertible into approximately 5.9 million shares of our common stock at a purchase price of $1.70 per share.

•
At the closing of the private placement, Vision received warrants to purchase approximately 7.4 million shares of our common stock in the future, half at a purchase price of $3.40 per share and half at a purchase price of $4.25 per share.

•
As part of the private placement, Vision received rights to have the common stock that is issuable to it upon conversion of its Series A Preferred Stock registered under an effective registration statement filed by the Company with the SEC.

•
As part of the private placement, Vision received rights to take ownership of up to a total of approximately 11.8 million shares of our common stock owned by Winning State (BVI) in case we do not meet certain performance thresholds in 2008 and 2009.

The transactions described above were made on terms no less favorable to us than were obtained from unaffiliated third party investors in the private placement.

Director and Executive Compensation

Please see “Executive Compensation” for a discussion of information regarding the compensation of our directors and our executive officers.

Procedures for Approval of Related Party Transactions

Our board of directors is charged with reviewing and approving all potential related party transactions.  All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been filed as exhibits to this prospectus. The following discussion is qualified in its entirety by reference to such exhibits.

General

We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share, and 100,000,000 shares of preferred stock, par value $.01 per share.

As of April 28, 2008, we have 20,882,533 shares of common stock issued and outstanding. We have designated 10,000,000 shares of our preferred stock as Series A Convertible Preferred Stock, of which 9,117,647 were issued and outstanding as of April 28, 2008.

The following is a summary of the material terms of our capital stock.

Common Stock

Voting: The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders and are not entitled to cumulate their votes in the election of directors.

Dividends: Holders of common stock are entitled to any dividends that may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefore subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The payment of dividends is contingent on the ability of our PRC based operating subsidiary QKL to obtain approval to send monies out of the PRC. The PRC's national currency, the Yuan, is not a freely convertible currency. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends.

Liquidation: In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

No Preemptive Rights. Holders of common stock have no preemptive or other subscription rights and no right to convert their common stock into any other securities.

Preferred Stock

We are authorized to issue 100,000,000 shares of preferred stock. As of April 15, 2008 there were 9,117,647 shares of Series A Preferred Stock issued and outstanding. For a more information regarding the material terms of Series A Preferred, reference is made to “REVERSE MERGER AND PRIVATE PLACMENT – Series A Preferred Stock.” Additional shares of our preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the board of directors prior to the issuance any shares thereof. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law.

LEGAL MATTERS

Our counsel, Guzov Ofsink, LLC, located at 600 Madison Avenue, 14th Floor, New York, New York 10022, is passing upon the validity of the issuance of the common stock that we are offering under this prospectus.

EXPERTS

Albert Wong & Co, independent registered public accountants, located in Hong Kong, have audited our financial statements included in this registration statement to the extent and for the periods set forth in their report. We have relied on such reports given upon the authority of such firm as experts in accounting and auditing.

 INTERESTS OF NAMED EXPERTS AND COUNSEL

No "expert" or "counsel" as defined by Item 509 of Regulation S-K promulgated under the Securities Act, whose services were used in the preparation of this Form S-1, was hired on a contingent basis or will receive a direct or indirect interest in us or our parents or subsidiaries, nor was any of them a promoter, underwriter, voting trustee, director, officer or employee of the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Previous Independent Accountants

On March 28, 2008, we dismissed Comiskey and Company, P.C., as our independent accountant. The reports of Comiskey and Company, P.C., on our financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent accountants was approved by our Board of Directors on March 28, 2008.

During our two most recent fiscal years and through the date of this report, we have had no disagreements with Comiskey and Company, P.C., on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Comiskey and Company, P.C., would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

We provided Comiskey and Company, P.C., with a copy of this disclosure before its filing with the SEC. We requested that Comiskey and Company, P.C., provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Comiskey and Company, P.C., stating that it does agree with the above statements. Copies of such letters, dated as of March 28 and April 8, 2008, respectively, are filed as Exhibits 16.1 and 16.2 to this prospectus.

New Independent Accountants

Our Board of Directors appointed Albert Wong & Company, Certified Public Accountants as our new independent registered public accounting firm effective as of March 28, 2008. During the two most recent fiscal years and through the date of our engagement, we did not consult with Albert Wong & Company regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)), during the two most recent fiscal years.

FINANCIAL STATEMENTS

Our consolidated unaudited financial statements for the three month period ended March 31, 2008 are presented beginning at page F-1.

The consolidated audited financial statements of our operating subsidiary QKL for the fiscal years ended December 31, 2007 and 2006, together with the report of the independent certified public accounting firm thereon and the notes thereto, are presented beginning at page F-25.

Pro forma financial information giving effect to the reverse merger is presented beginning at page F-46.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission, 100 F. Street, N.E., Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. We have not included in this prospectus all the information contained in the registration statement and you should refer to the registration statement and its exhibits for further information.

The registration statement and other information may be read and copied at the SEC's Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (HTTP://WWW.SEC.GOV.) that contains the registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC such as us.

You may also read and copy any reports, statements or other information that we have filed with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
  FOR SECURITIES ACT LIABILITIES

Our bylaws provide that we will indemnify our directors and officers from all liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their acting as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements of Forme Capital for the Three Month Period ended March 31, 2008 and March 31, 2007

i.	Consolidated Balance Sheets as of March 31, 2008 (Unaudited) and December 31, 2007 (Audited)	F-1

ii.	Consolidated Statements of Income and Comprehensive Income for the thee month period ended March 31, 2008 and 2007	F-3

iii.	Consolidated Statement of Stockholders Equity for the year ended December 31, 2007 and three months ended March 31, 2008	F-5

iv.	Consolidated Statements of Cash Flows for the three month period ended March 31, 2008 and 2007	F-6

v.	Notes to Consolidated Financial Statements	F-8

Audited Consolidated Financial Statements of Daqing Qinkelong Chain Commerce & Trade Co., Ltd. for the Years ended December 31, 2007 and December 31, 2006

i.	Report of Independent Auditors	F-25

iii.	Consolidated Balance Sheets as of December 31, 2007 and 2006	F-26

iv.	Consolidated Statements of Income and Comprehensive Income for the Years ended December 31, 2007 and 2006	F-28

v.	Consolidated Statements of Changes in Shareholders' Equity for the Years ended December 31, 2007 and 2006	F-29

vi.	Consolidated Statements of Cash Flows for the Years Ended December 31, 2007 and 2006	F-30

vii.	Notes to Consolidated Financial Statements	F-32

Pro Forma Financial Information		F-46

FORME CAPITAL, INC.

CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2008 AND DECEMBER 31, 2007
(Stated in US Dollars)

	Note	March 31, 2008	December 31,2007
		(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents		$28,583,324	$10,742,064
Other receivables	3	3,424,174	3,190,205
Inventories and consumables	4	9,449,705	8,239,770
Advances to suppliers		989,590	1,005,824
Prepaid expenses		691,097	909,587

Total current assets		$43,137,890	$24,087,450
Property, plant and equipment, net	5	10,133,227	9,806,545
Lease prepayments, net	6	795,327	752,844

TOTAL ASSETS		$54,066,444	$34,646,839

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	7	$1,424,055	$2,734,444
Accounts payable		10,635,795	7,856,753
Cash card and coupon liabilities		2,568,734	1,814,229
Deposits received		20,223	873,657
Accruals		408,149	347,486
Other PRC taxes payable		69,258	16,115
Other payables	8	647,442	793,484
Income taxes payable		1,048,245	374,895

Total current liabilities		$16,821,901	$14,811,063
Long-term bank loans	9	2,136,083	2,050,833

TOTAL LIABILITIES		$18,957,984	$16,861,896

Commitments and contingencies	15	$-	$-

See accompanying notes to consolidated financial statements

FORME CAPITAL, INC.

CONSOLIDATED BALANCE SHEETS (Continued)
AS AT MARCH 31, 2008 AND DECEMBER 31, 2007
(Stated in US Dollars)

	Note	March 31, 2008	December 31,2007
		(Unaudited)	(Audited)
STOCKHOLDERS’ EQUITY
Common stock, par value $0.001, 100,000,000 shares authorized, 20,882,353 and 19,082,299 issued and outstanding respectively	10	$20,882	$19,082
Series A convertible preferred stock, par value $0.01, 10,000,000 shares authorized, 9,117,647 issued and outstanding	16	91,176	-
Additional paid-in capital		19,805,207	4,457,653
Statutory reserves		2,703,742	2,703,742
Retained earnings		9,390,801	9,179,694
Accumulated other comprehensive income		3,096,652	1,424,772

		$35,108,460	$17,784,943
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$54,066,444	$34,646,839

See accompanying notes to consolidated financial statements

FORME CAPITAL, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

		Three months ended March 31,
	Note	2008	2007
Net revenues
Direct sales		$32,716,005	$26,193,521
Other operating income	11	1,173,494	370,672

		$33,889,499	$26,564,193
Cost of inventories sold		(26,382,060)	(20,924,697)

Gross profit		$7,507,439	$5,639,496

Selling		(2,962,974)	(2,194,513)
General and administrative		(485,642)	(185,153)

Operating income		4,058,823	3,259,830

Other expenses – loss on disposal of plant and equipment		(5,751)	(691)
Interest income		24,707	6,374
Interest expenses		(72,759)	(48,388)

Income from continuing activities before income taxes		$4,005,020	$3,217,125

Income taxes	12	(1,025,825)	(1,061,651)

Net income		$2,979,195	$2,155,474

See accompanying notes to consolidated financial statements

FORME CAPITAL, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

		Three months ended March 31,
	Note	2008	2007
Other comprehensive income:
Foreign currency translation adjustment		1,671,880	117,384

Comprehensive income		$4,651,075	$2,272,858

Basic earnings per share	10	$0.14	$0.11

Diluted earnings per share	10	$0.12	$0.11

Basic weighted average share outstanding	10	20,882,353	19,082,299

Diluted weighted average share outstanding	10	25,441,177	19,082,299

See accompanying notes to consolidated financial statements

FORME CAPITAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007 AND THREE-MONTHS ENDED MARCH 31, 2008
(Stated in US Dollars)(Unaudited)

			Series A convertible					Accumulated
	Common stock		preferred stock		Additional			other
	No. of		No. of		paid-in	Statutory	Retained	comprehensive
	share	Amount	share	Amount	capital	reserves	earnings	income	Total
Balance, January 1,
2007	19,082,299	$19,082	-	$-	$4,457,653	$1,792,141	$4,308,904	$427,684	$11,005,464
Net income	-	-	-	-	-	-	5,782,391	-	5,782,391
Appropriations to
statutory reserves	-	-	-	-	-	911,601	(911,601)	-	-
Foreign currency
translation
adjustment	-	-	-	-	-	-	-	997,088	997,088

Balance, December
31, 2007	19,082,299	$19,082	-	$-	$4,457,653	$2,703,742	$9,179,694	$1,424,772	$17,784,943

Balance, January
1, 2008	19,082,299	$19,082	-	$-	$4,457,653	$2,703,742	$9,179,694	$1,424,772	$17,784,943
Net income	-	-	-	-	-	-	2,979,195	-	2,979,195
Reverse
acquisition	1,500,055	1,500	-	-	-	-	(851,088)	-	(849,588)
Shares issued for
services	299,999	300	-	-	-	-	-	-	300
Issuance of
Series A
convertible
preferred stock
shares, net of
transaction costs of
$1,976,470	-	-	9,117,647	91,176	15,347,554	-	(1,917,000)	-	13,521,730
Foreign currency
translation
adjustment	-	-	-	-	-	-	-	1,671,880	1,671,880

Balance, March 31,
2008	20,882,353	$20,882	9,117,647	$91,176	$19,805,207	$2,703,742	$9,390,801	$3,096,652	$35,108,460

See accompanying notes to consolidated financial statements

FORME CAPITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

	Three months ended March 31,
	2008	2007
Cash flows from operating activities
Net income	$2,979,195	$2,155,474
Depreciation	425,317	339,136
Amortization	1,580	829
Loss on disposal of plant and equipment	5,751	691
Adjustments to reconcile net income to net
cash provided by operating activities:
Other receivables	(99,190)	98,188
Inventories and consumables	(848,870)	480,836
Advances to suppliers	56,803	830,497
Prepaid expenses	250,818	373,925
Accounts payable	2,399,996	(771,891)
Cash card and coupon liabilities	664,566	229,811
Deposits received	(870,719)	(822,390)
Accruals	45,230	251,635
Other PRC taxes payable	51,351	201,042
Other payables	(175,196)	463,067
Income taxes payable	643,697	263,837

Net cash provided by operating activities	$5,530,329	$4,094,687

Cash flows from investing activities
Purchase of plant and equipment	$(353,422)	$(721,188)
Payment of lease prepayments	(10,949)	-

Net cash used in investing activities	$(364,371)	$(721,188)

Cash flows from financing activities
Issue of capital, net of transaction costs
of $1,976,470	$13,539,921	$-
Bank repayment	(1,393,596)	-

Net cash provided by financing activities	$12,146,325	$-

See accompanying notes to consolidated financial statements

FORME CAPITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

	Three months ended March 31,
	2008	2007

Net cash and cash equivalents sourced	$17,312,283	$3,373,499

Effect of foreign currency translation on cash
and cash equivalents	528,977	54,008

Cash and cash equivalents–beginning of year	10,742,064	4,116,600

Cash and cash equivalents–end of year	$28,583,324	$7,544,107

Supplementary cash flow information:
Interest received	$24,707	$6,374
Interest paid	72,759	48,388
Tax paid	382,127	797,814

See accompanying notes to consolidated financial statements

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Forme Capital, Inc. (the Company) was established under the laws of the State of Delaware on December 2, 1986. The Company currently operates through itself and one subsidiary in the British Virgin Islands: Speedy Brilliant Group Ltd., and three subsidiaries located in Mainland China: Speedy Brilliant (Daqing) Ltd., Daqing Qingkelong Chain Commerce & Trade Co., Ltd., and Daqing Qinglongxi Commerce & Trade Co., Ltd.

Speedy Brilliant Group Ltd. was established in the British Virgin Islands as a BVI business company on February 23, 2007.

Speedy Brilliant (Daqing) Ltd. was established in the Heilongjiang Province of the People’s Republic of China (the PRC) as a limited company on August 1, 2007.

Daqing Qingkelong Chain Commerce & Trade Co., Ltd. was established in the Heilongjiang Province of the People’s Republic of China (the PRC) as a limited company on November 2, 1998.

Daqing Qinglongxi Commerce & Trade Co., Ltd. was established in the Heilongjiang Province of the People’s Republic of China (the PRC) as a limited company on July 10, 2006.

The Company and its subsidiaries (hereinafter, collectively referred to as “the Group”) are engaged in the operation of retail chain stores in the PRC.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Method of Accounting

The Group maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Group conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements.

(b) Principles of consolidation

The consolidated financial statements are presented in US Dollars and include the accounts of the Company and its commonly controlled entities. All significant inter-company balances and transactions have been eliminated.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table depicts the identity of the Company’s subsidiaries:

Name of Company	Place & date of Incorporation	Attributable Equity Interest %	Registered Capital

Speedy Brilliant Group Ltd.	BVI/February 23, 07	100	$50,000		-

Speedy Brilliant (Daqing) Ltd.	PRC/August 1, 07	100	$13,000,000	RMB	(101,453,542)

*Daqing Qingkelong Chain Commerce & Trade Co., Ltd	PRC/November 2, 98	100	$4,476,735	RMB	(36,800,000)

*Daqing Qinglongxi Commerce & Trade Co., Ltd.	PRC/July 10, 06	100	$62,642	RMB	(500,000)

*They are variable interests entities.

(c) Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

(d) Economic and political risks

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Inventories and consumables

Inventories comprise merchandise purchased for resale and are stated at lower of cost and net realizable value. Cost of merchandise, representing the purchase cost, is calculated on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses. Consumables for own consumption are stated at cost. Cost is determined using the weighted average method.

(f) Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Buildings	30-40 years	Motor vehicles	8 years
Shop equipment	6 years	Car park	43 years
Office equipment	5 years	Leasehold improvements	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

(g) Maintenance and repairs

The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(h) Lease prepayments

Lease prepayments represent the cost of PRC land use rights which are carried at cost and amortized on a straight-line basis over the period of rights of 30 to 40 years.

(i) Accounting for the impairment of long-lived assets

The long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting years, there was no impairment loss.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Cash card and coupon liabilities

Cash cards and coupon liabilities are recorded at selling value as liabilities when coupons or cash cards are sold. Coupons surrendered in exchange for products and/or debit in cash cards during the year are recognized as sales less discount and transferred the net sales to the combined income statements using the coupon sales value or the cash card debit amount. Outstanding cash card and coupon liabilities are classified as current liabilities at the end of the year. The cash card and coupon has no expiration date. No discount allowance is provided.

(k) Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currency of the Group is the Renminbi (RMB). The financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

The exchange rates used to translate amounts in RMB into USD for the purposes of preparing the consolidated financial statements were as follows:

	March 31, 2008	December 31, 2007	March 31, 2007
Twelve months ended	-	7.3141	-
RMB : USD exchange rate
Three months ended	7.0222	-	7.7410
RMB : USD exchange rate
Average three months ended	7.1757	-	7.7714
RMB : USD exchange rate

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

(l) Cash and cash equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Group maintains bank accounts only in the PRC. The Group does not maintain any bank accounts in the United States of America.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Revenue recognition

Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenue is recognized when all of the following criteria are met: Persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, and the seller’s price to the buyer is fixed or determinable

Direct sales are recognized on gross basis when products are delivered and title has passed to the end users.

Administration and management fee, products entrance fee, promotion income, sponsorship income and transportation income are recognized on an accrual basis when the right to receive has been established or as services are provided according to contract terms.

Rental income under operating leases is recognized in the consolidated income statements in equal installments over the accounting periods covered by the lease term.

(n) Leases

The Group did not have lease which met the criteria of capital lease. Leases which do not qualify as capital lease are classified as operating lease. Operating lease rental payment included in selling expenses were $252,494 and $280,766 for the three months ended March 31, 2008 and 2007 respectively, also included in the general and administrative expenses for three months ended March 31, 2008 and 2007 were $938 and $5,646, respectively.

(o) Advertising

The Group expensed all advertising costs as incurred. Advertising expenses included in the selling expenses for the three months ended March 31, 2008 and 2007 were $23,282 and $25,549 respectively, also included in the general and administrative expenses for three months ended March 31, 2008 and 2007 were $2,017 and $740 respectively.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Income taxes

The Group accounts for income taxes using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future realization is uncertain.

The Group is operating in the PRC, and in accordance with the relevant tax laws and regulations of PRC, the enterprise income tax rate is 25% and 33% for the three months ended March 31, 2008 and 2007 respectively.

(q) Retirement benefit plans

The employees of the Group are members of a state-managed retirement benefit plan operated by the government of the PRC. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only funding obligation of the Group with respect to the retirement benefit plan is to make the specified contributions.

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the statements of income as incurred. The retirement benefit funding included in the selling expenses for the three months ended March 31, 2008 and 2007 were $177,057 and $127,363 respectively, and included in the general and administrative expenses for the three months ended March 31, 2008 and 2007 were $29,615 and $15,810 respectively.

(r) Cash and concentration of risk

Cash includes cash on hand and demand deposits in accounts maintained within PRC. Total cash in these banks at March 31, 2008 and December 31, 2007 amounted to $27,774,469 and $10,531,217 respectively, of which no deposits are covered by Federal Depository Insured Commission. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

(s) Statutory reserves

Statutory reserves are referred to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.

(t) Industry Segment

The Company consists of one operating segment, the retail sales of food and non-food products.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Group’s current component of other comprehensive income is the foreign currency translation adjustment.

(v) Recent accounting pronouncements

In February 2007, FASB issued Statement of Financial Accounting Standards No. (“SFAS”) 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS 159 are effective for our fiscal year beginning on January 1, 2008.
The Company does not anticipate that the adoption of this standard will have a material impact on these consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 permits companies to continue to use the simplified method, under certain circumstances, in estimating the expected term of “plain vanilla” options beyond December 31, 2007. SAB 110 updates guidance provided in SAB 107 that previously stated that the Staff would not expect a company to use the simplified method for share option grants after December 31, 2007. Adoption of SAB 110 is not expected to have a material impact on the Company’s consolidated financial statements

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements but does not expect it to have a material effect

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v) Recent accounting pronouncements

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), "Business Combinations”. SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, an any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 141(R) on its consolidated financial statements but does not expect it to have a material effect.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

3.    OTHER RECEIVABLES

Details of other receivables are as follows:

	March 31, 2008	December 31, 2007

Deposits to employee for purchases
and disbursements	$1,736,558	$1,162,126
Coupon sales receivables	514,073	816,461
Input VAT receivables	-	440,916
Loans to unrelated companies	1,031,404	720,991
Rebate receivables	142,139	49,711

	$3,424,174	$3,190,205

Input VAT arises when the Group purchases products from suppliers and the input VAT can be deducted from output VAT on sales.

Loans to unrelated companies are unsecured, interest free and repayable on demand.

4.    INVENTORIES AND CONSUMABLES

Details of inventories and consumables are as follows:

	March 31, 2008	December 31, 2007

Merchandise for resale	$9,035,756	$7,871,270
Production supplies	405,403	368,500
Low value consumables	8,546	-

	$9,449,705	$8,239,770

At March 31, 2008 and December 31, 2007, the net book value of inventories that are carried at net realizable value amounted to $8,769 and $10,690 respectively.

Obsolete inventories written-off for the three months ended March 31, 2008 and December 31, 2007 were nil and $1,381 respectively.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

5.    PROPERTY, PLANT AND EQUIPMENT, NET

Details of property, plant and equipment, net are as follows:

	March 31, 2008	December 31, 2007
At cost
Buildings	$6,099,785	$5,852,732
Shop equipment	5,907,595	5,420,190
Office equipment	645,076	590,040
Motor vehicles	402,108	372,103
Car park	18,342	17,610
Leasehold improvements	2,539,317	2,402,562

	$15,612,223	$14,655,237
Less: accumulated depreciation	(5,478,996)	(4,848,692)
	$10,133,227	$9,806,545

Depreciation expense included in the selling expenses for the three months ended March 31, 2008 and 2007 were $405,781 and $319,342 respectively, also included in the general and administrative expenses for the three months ended March 31, 2008 and 2007 were $19,536 and $19,794 respectively.

As of March 31, 2008 and December 31, 2007, buildings with net book value of $5,801,885 and $5,014,041 of the Group were pledged as collateral under certain loan arrangements.

Buildings with net book value of $571,375 are held in the form of trust by Mr. Wang Zhuangyi, the major shareholder of the Company. Also, buildings with net book value of $585,876 are held in the form of trust by Mr. Wang Jiafan, the father of Mr. Wang Zhuangyi. The Company is in the process of transferring the title of these buildings to the Company.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

6.    LEASE PREPAYMENTS, NET

Details of lease prepayments, net are as follows:

	March 31, 2008	December 31, 2007

Lease prepayments	$847,780	$803,204
Accumulated amortization	(52,453)	(50,360)

	$795,327	$752,844

Lease prepayments represent the prepaid land use rights. The land on which the Group’s retail stores, distribution centers and office are located is owned by the PRC government.

Amortization expenses for the above lease prepayments were approximately $1,580 and $829 for the three months ended March 31, 2008 and 2007 respectively. Estimated amortization expense for the next five years is approximately $24,637 each year.

As of March 31, 2008 and December 31, 2007, buildings with net book value of $628,475 and $603,393 of the Group were pledged as collateral under certain loan arrangements.

Lease prepayments with net book value of $188,821 are held in the form of trust by Mr. Wang Jiafan, the father of Mr. Wang Zhuangyi, the major shareholders of the Company. The Company is in the process of transferring the title of these prepaid land use rights to the Company.

7.    SHORT-TERM BANK LOANS

Details of short-term bank loans are as follows:

	March 31, 2008	December 31, 2007
Loans from Daqing City Commercial
Bank, interest rate at 6.44% to
8.75% per annum, due between
May 24, 2008 and December 18, 2008	$1,424,055	$2,734,444

	$1,424,055	$2,734,444

As of March 31, 2008 and December 31, 2007, buildings with net book value of $5,801,885 and $5,014,041 of the Group were pledged as collateral for the above loan arrangements. These loans were primarily obtained for general working capital.

Interest expenses for the loans were $72,759 and $48,388 respectively for the three months ended March 31, 2008 and 2007.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

8.    OTHER PAYABLES

Details of other payables are as follows:

	March 31, 2008	December 31, 2007
Repair and maintenance, and
equipment payables	$214,244	$376,745
Staff and promoters bond deposits	433,198	416,739

	$647,442	$793,484

9.    LONG-TERM BANK LOANS

Details of long-term bank loans are as follows:

	March 31, 2008	December 31, 2007
Loans from Daqing City Commercial
Bank, interest rate at 8.91% per
annum, due on May 22, 2009	$2,136,083	$2,050,833

	$2,136,083	$2,050,833

As of March 31, 2008 and December 31, 2007, buildings with net book value of $5,801,885 and $5,014,041 of the Group were pledged as collateral for the above loan arrangements. These loans were primarily obtained for general working capital.

Interest expenses for the loans were $72,759 and $48,388 respectively for the three months ended March 31, 2008 and 2007.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

10. COMMON STOCK

As of March 31, 2008, capital contributions paid-up amounted to $20,882.

The calculation of the basic and diluted earnings per share attributable to the common stock holders is based on the following data:

Earnings:	March 31, 2008	December 31, 2007
Earnings for the purpose of basic
earnings per share	$2,979,195	2,155,474
Effect of dilutive potential common
stock	-	-

Earnings for the purpose of dilutive
earnings per share	$2,979,195	2,155,474

Number of shares
Weighted average number of common
Stock for the purpose of basic
earnings per share	20,882,353	19,082,299
Effect of dilutive potential common
stock	4,558,824	-

Weighted average number of common
stock for the purpose of dilutive
earnings per share	25,441,177	19,082,299

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

11. OTHER OPERATING INCOME

Details of other operating income are as follows:

	For the three months ended March 31,
	2008	2007
Rental income from leasing of shop premises	$137,458	$32,860
Income from suppliers and consigners
- Administration and management fee	8,307	7,765
- Promotion	78,464	53,399
- Sponsorship	796,406	168,910
- Transportation	84,529	76,519
Gain on sales of consumables	24,070	20,000
Others	44,260	11,219

	$1,173,494	$370,672

12. INCOME TAXES

Details of income taxes are as follows:

	For the three months ended March 31,
	2008	2007

PRC enterprise income taxes	$1,025,825	$1,061,651

The corporation income tax rate of 25% and 33% is applied to income before tax for the three months ended March 31, 2008 and 2007 respectively.

No deferred tax has been provided as there are no material temporary differences arising during the three months ended March 31, 2008 and 2007.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, other receivables, accounts payable, and other payables, approximate their fair values because of the short maturity of these instruments and market rates of interest.

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

14. RELATED PARTY TRANSACTIONS

As detailed in notes 5 and 6, certain lease prepayments and buildings are held in the trust by Mr Wang Zhuangyi, the major shareholder of the Company, and his father Mr. Wang Jiafan. The management of the Company is of the opinion that the process of transferring of the title of the land and buildings will be completed on the second quarter of 2008.

15. COMMITMENTS AND CONTINGENCIES

The Group has entered into several tenancy agreements for retail stores expiring through 2021. Total rental expenses for the three months ended March 31, 2008 and 2007 amounted to $253,432 and $286,412 respectively.

As at March 31, 2008, the Group’s commitments for minimum lease payments under these leases for the next five years and thereafter are as follows:

March 31,
2009	$342,218
2010	462,296
2011	656,133
2012	967,527
2013	1,006,858
Thereafter	6,414,281

$9,849,313

FORME CAPITAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS ENDED MARCH 31, 2008 AND 2007
(Stated in US Dollars)(Unaudited)

16. PREFERRED STOCK AND WARRANTS

On March 28, 2008 the company completed the sale of 9,117,647 units for approximately $15,500,000. Each unit consisted of one share of our Series A preferred stock and one Series A warrant and one Series B warrant. Each share of Series A preferred stock is convertible into one share of common stock, subject to certain anti-dilution provisions. Each warrant is convertible into 0.625 shares of common stock or a total of 11,397,058 shares of common stock. The warrants have a five year life and the Series A warrants are exercisable at an equivalent price of $3.40 per share and the Series B are exercisable at an equivalent price of $4.25 per share.

The proceeds from the transaction were allocated to the warrants and preferred stock based on the relative fair value of the securities. The value of the Series A shares was determined by reference to the market price of the common shares into which it converts and the gross value of the warrants was calculated using the Black–Scholes model. (Assumption used life of 5 years, volatility of 89%, and risk free interest rate of 2.51%). The proceeds were allocated $91,176 to the par value of the Series A preferred, $9,388,824 to additional paid in capital –preferred series A and $6,020,000 to the warrants. This allocation resulted in the holders of the Preferred Series A shares receiving a beneficial conversion feature totaling $1,917,000. This beneficial conversion feature as been accounted for as a dividend to the holders and has been charged to retained earnings.

In connection with the sale of the units the Company paid fees totaling approximately $1,591,000 in the form of cash of $1,371,500 and Series A and Series B warrants to purchase 191,250 and 153,000 shares of common stock respectively. The warrants were valued using the Black-Scholes model using the same assumptions as used for the warrants contained in the units.

As part of the purchase of the units the company agreed to file and maintain an effective a registration statement with the US Securities and Exchange Commission by certain dates and have the Company’s common stock listed on the Nasdaq or American exchange by March 2010. If the company fails to meet the deadlines related to the registration statement the principal shareholder of the company will pay to the purchasers of the units damages equal to 1% per month of periods of default to a maximum of 10% of the purchase price of the units. If the company fails to obtain the listing on an exchange as agreed the principal shareholder will contribute 1,000,000 shares of common stock to the purchasers of the units. At the present time the company anticipates meeting all the deadlines required.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US dollars)

ALBERT WONG & CO.
CERTIFIED PUBLIC ACCOUNTANTS
7th Floor, Nan Dao Commercial Building
359-361 Queen’s Road Central
Hong Kong
Tel : 2851 7954
Fax: 2545 4086

ALBERT WONG
B.Soc., Sc., LL.B., P.C.LL., Barrister-at-law, C.P.A.(Practising).

The Board of Directors and Stockholders of
Daqing Qingkelong Chain Commerce & Trade Co., Ltd.

Independent Auditor’s Report

We have audited the accompanying consolidated balance sheets of Daqing Qingkelong Chain Commerce & Trade Co., Ltd. and subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Daqing Qingkelong Chain Commerce & Trade Co., Ltd. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hong Kong, China	Albert Wong & Co
February 18, 2008	Certified Public Accountants

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

	Note	2007	2006
ASSETS
Current assets
Cash and cash equivalents		$10,742,064	$4,116,600
Other receivables	3	3,190,205	1,436,273
Inventories and consumables	4	8,239,770	5,971,678
Advances to suppliers		1,005,824	1,560,042
Prepaid expenses		909,587	1,100,275

Total current assets		$24,087,450	$14,184,868
Property, plant and equipment, net	5	9,806,545	9,300,961
Lease prepayments, net	6	752,844	727,414

TOTAL ASSETS		$34,646,839	$24,213,243

LIABILITIES AND
STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	7	$2,734,444	$2,430,445
Accounts payable		7,856,753	7,362,985
Cash card and coupon liabilities		1,814,229	800,376
Deposits received		873,657	839,722
Accruals		347,486	545,925
Other PRC taxes payable		16,115	116,274
Other payables	8	793,484	318,947
Income taxes payable		374,895	793,105

Total current liabilities		$14,811,063	$13,207,779
Long-term bank loans	9	2,050,833	-

TOTAL LIABILITIES		$16,861,896	$13,207,779

Commitments and contingencies	16	$-	$-

See accompanying notes to consolidated financial statements

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD

CONSOLIDATED BALANCE SHEETS (Continued)
AS AT DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

	Note	2007	2006
STOCKHOLDERS’ EQUITY
Registered capital	10	$4,476,735	$4,476,735
Statutory reserves		2,703,742	1,792,141
Retained earnings		9,179,694	4,308,904
Accumulated other comprehensive
income		1,4tt,772	427,684

		$17,784,943	$11,005,464

TOTAL LIABILITIES AND
STOCKHOLDERS’ EQUITY		$34,646,839	$24,213,243

See accompanying notes to consolidated financial statements

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

	Note	2007	2006

Net revenues
Direct sales		$91,597,769	$74,292,196
Other operating income	11	1,505,625	604,662

		$93,103,394	$74,896,858
Cost of inventories sold		(74,363,493)	(60,565,565)

Gross profit		$18,739,901	$14,331,293
Operating expenses:
Selling		(8,620,735)	(5,610,694)
General and administrative		(1,215,120)	(1,173,769)

Operating income		$8,904,046	$7,546,830
Other income - long outstanding
Payable		74,704	-
Other income - government grant		-	37,585
Other expenses - loss on disposal of
plant and equipment		(75,885)	(11,379)
Interest expenses, net	12	(122,859)	(17,158)

Income before income taxes		$8,780,006	$7,555,878

Income taxes	13	(2,997,615)	(2,571,275)

Net income		$5,782,391	$4,984,603

Other comprehensive income:
Foreign currency translation
adjustment		997,088	306,537

Comprehensive income		$6,779,479	$5,291,140

See accompanying notes to consolidated financial statements

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

				Accumulated
				other
	Registered	Statutory	Retained	comprehensive
	capital	reserves	earnings	income	Total

Balance, January 1, 2006	$4,476,735	$1,009,071	$1,360,206	$121,147	$6,967,159
Net income	-	-	4,984,603	-	4,984,603
Appropriations to statutory
reserves	-	783,070	(783,070)	-	-
Dividends	-	-	(1,252,835)	-	(1,252,835)
Foreign currency translation
adjustment	-	-	-	306,537	306,537

Balance, December 31, 2006	$4,476,735	$1,792,141	$4,308,904	$427,684	$11,005,464

Balance, January 1, 2007	$4,476,735	$1,792,141	$4,308,904	$427,684	$11,005,464
Net income	-	-	5,782,391	-	5,782,391
Appropriations to statutory
reserves	-	911,601	(911,601)	-	-
Foreign currency translation
adjustment	-	-	-	997,088	997,088

Balance, December 31, 2007	$4,476,735	$2,703,742	$9,179,694	$1,424,772	$17,784,943

See accompanying notes to consolidated financial statements

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

	2007	2006
Cash flows from operating activities
Net income	$5,782,391	$4,984,603
Depreciation	1,481,161	1,214,756
Amortization	23,654	16,261
Loss on disposal of plant and equipment	75,885	11,379
Adjustments to reconcile net income to net
cash provided by operating activities:
Other receivables	(1,589,221)	(712,685)
Inventories and consumables	(1,783,189)	711,980
Advances to suppliers	635,264	(449,645)
Prepaid expenses	255,815	(798,688)
Accounts payable	(12,480)	605,109
Cash card and coupon liabilities	920,616	361,675
Deposits received	(22,910)	763,214
Accruals	(226,622)	408,304
Other PRC taxes payable	(103,858)	108,750
Other payables	434,576	(60,019)
Income taxes payable	(453,983)	271,840

Net cash provided by operating activities	$5,417,099	$7,436,834

Cash flows from investing activities
Sale proceeds of plant and equipment	$39,559	$-
Purchase of plant and equipment	(1,467,398)	(6,398,084)
Payment of lease prepayments	-	(584,472)

Net cash used in investing activities	$(1,427,839)	$(6,982,556)

Cash flows from financing activities
Dividend paid	$-	$(2,461,540)
Bank borrowing	4,594,864	2,380,389
Bank repayment	(2,494,355)	-

Net cash provided by/(used in) financing
activities	$2,100,509	$(81,151)

See accompanying notes to consolidated financial statements

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

	2007	2006

Net cash and cash equivalents sourced	$6,089,769	$373,127

Effect of foreign currency translation on cash
and cash equivalents	535,695	126,252

Cash and cash equivalents–beginning of year	4,116,600	3,617,221

Cash and cash equivalents–end of year	$10,742,064	$4,116,600

Supplementary cash flow information:
Interest received	$58,640	$21,334
Interest paid	169,375	29,874
Tax paid	2,543,633	2,277,378

See accompanying notes to consolidated financial statements

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

1.  ORGANIZATION AND PRINCIPAL ACTIVITIES

Daqing Qingkelong Chain Commerce & Trade Co., Ltd. (the Company) was established in the Heilongjiang Province of the People’s Republic of China (the PRC) as a limited company on November 2, 1998. The Company currently operates through itself and one wholly-owned subsidiary located in Mainland China: Daqing Qinglongxin Commerce & Trade Co., Ltd.

The Company and its subsidiary (hereinafter, collectively referred to as “the Group”) are engaged in the operation of retail chain stores in the PRC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Method of Accounting

The Group maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Group conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements.

(b)	Principles of consolidation

The consolidated financial statements are presented in US Dollars and include the accounts of the Company and its commonly controlled entity. All significant inter-company balances and transactions are eliminated in combination.

The Company owned its subsidiary soon after its inception and continued to own the equity interests through December 31, 2007. The following table depicts the identity of the subsidiary:

Name of Company	Place & date of Incorporation	Attributable Equity Interest %	Registered Capital

Daqing Qinglongxin Commerce & Trade Co., Ltd.	PRC/July 10, 06	100	$62,642	(RMB 500,000)

(c)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Economic and political risks

The Group’s operations are conducted in the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(e)	Inventories and consumables

Inventories comprise merchandise purchased for resale and are stated at lower of cost FIFO (first-in first-out) or market and net realizable value. If the FIFO (first-in first-out) method had been used, inventories would have been $81,094 and $66,704 higher than reported in 2007 and 2006. Cost of merchandise, representing the purchase cost, is calculated on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses. Consumables for own consumption are stated at cost. Cost is determined using the weighted average method.

(f)	Property, plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives of the plant and equipment are as follows:

Buildings	30-40 years	Motor vehicles	8 years
Shop equipment	6 years	Car park	43 years
Office equipment	5 years	Leasehold improvements	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

(g)	Maintenance and repairs

The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

(h)	Lease prepayments

Lease prepayments represent the cost of PRC land use rights which are carried at cost and amortized on a straight-line basis over the period of rights of 30 to 40 years.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Accounting for the impairment of long-lived assets

The long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting years, there was no impairment loss.

(j)	Cash card and coupon liabilities

Cash cards and coupon liabilities are recorded at selling value as liabilities when coupons or cash cards are sold. Coupons surrendered in exchange for products and/or debit in cash cards during the year are recognized as sales less discount and transferred the net sales to the combined income statements using the coupon sales value or the cash card debit amount. Outstanding cash card and coupon liabilities are classified as current liabilities at the end of the year. The cash card and coupon has no expiration date. No discount allowance is provided.

(k)	Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currency of the Group is the Renminbi (RMB). The financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

December 31, 2007
Balance sheet	RMB 7.31410 to US$1.00
Statement of income and comprehensive income	RMB 7.61720 to US$1.00

December 31, 2006
Balance sheet	RMB 7.81750 to US$1.00
Statement of income and comprehensive income	RMB 7.98189 to US$1.00

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Cash and cash equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Group maintains bank accounts only in the PRC. The Group does not maintain any bank accounts in the United States of America.

(m)	Revenue recognition

Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenue is recognized when all of the following criteria are met: Persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, and the seller’s price to the buyer is fixed or determinable

Direct sales are recognized on gross basis when products are delivered and title has passed to the end users.

Administration and management fee, products entrance fee, promotion income, sponsorship income and transportation income are recognized on an accrual basis when the right to receive has been established or as services are provided according to contract terms.

Rental income under operating leases is recognized in the consolidated income statements in equal installments over the accounting periods covered by the lease term.

(n)	Leases

The Group did not have lease which met the criteria of capital lease. Leases which do not qualify as capital lease are classified as operating lease. Operating lease rental payment included in selling expenses for the years ended December 31, 2007 and 2006 were $899,933 and $583,170 respectively, also included in the general and administrative expenses for the years ended December 31, 2007 and 2006 were $112,384 and $81,056 respectively.

(o)	Advertising

The Group expensed all advertising costs as incurred. Advertising expenses included in the selling expenses for the years ended December 31, 2007 and 2006 were $137,960 and $76,293 respectively, also included in the general and administrative expenses were nil and $7,496 respectively.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Income taxes

The Group accounts for income taxes using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future realization is uncertain.

The Group is operating in the PRC, and in accordance with the relevant tax laws and regulations of PRC, the enterprise income tax rate is 33%.

(q)	Retirement benefit plans

The employees of the Group are members of a state-managed retirement benefit plan operated by the government of the PRC. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only funding obligation of the Group with respect to the retirement benefit plan is to make the specified contributions.

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to the statements of income as incurred. The retirement benefit funding included in the selling expenses for the years ended December 31, 2007 and 2006 were $539,064 and $454,836 respectively, also included in and the general and administrative expenses for the years ended December 31, 2007 and 2006 were $80,170 and $61,229 respectively.

(r)	Cash and concentration of risk

Cash includes cash on hand and demand deposits in accounts maintained within PRC. Total cash in these banks at December 31, 2007 and 2006 amounted to $10,531,217 and $3,580,172 respectively, of which no deposits are covered by Federal Depository Insured Commission. The Group has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

(s)	Statutory reserves

Statutory reserves are referred to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations.

(t)	Industry Segment

The Company consists of one operating segment, the retail sales of food and non-food products.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Group’s current component of other comprehensive income is the foreign currency translation adjustment.

(v)	Recent accounting pronouncements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within that fiscal year. The Company is currently evaluating the impact of SFAS 157 on its operation and financial conditions.

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB No.108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permit existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The Company does not anticipate that the adoption of this standard will have a material impact on these consolidated financial statements

In February 2007, FASB issued Statement of Financial Accounting Standards No. (“SFAS”) 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar assets and liabilities. The requirements of SFAS 159 are effective for our fiscal year beginning on January 1, 2008. The Company does not anticipate that the adoption of this standard will have a material impact on these consolidated financial statements.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 permits companies to continue to use the simplified method, under certain circumstances, in estimating the expected term of “plain vanilla” options beyond December 31, 2007. SAB 110 updates guidance provided in SAB 107 that previously stated that the Staff would not expect a company to use the simplified method for share option grants after December 31, 2007. Adoption of SAB 110 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements but does not expect it to have a material effect

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), "Business Combinations”. SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, an any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 141(R) on its consolidated financial statements but does not expect it to have a material effect.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

3.  OTHER RECEIVABLES

Details of other receivables are as follows:
	2007	2006
Deposits to employee for purchases
and disbursements	$1,162,126	$1,306,738
Coupon sales receivables	816,461	123,484
Input VAT receivables	440,916	-
Loans to unrelated companies	720,991	-
Rebate receivables	49,711	6,051

	$3,190,205	$1,436,273

Input VAT arises when the Group purchases products from suppliers and the input VAT can be deducted from output VAT on sales.

Loans to unrelated companies are unsecured, interest free and repayable on demand.

4.  INVENTORIES AND CONSUMABLES

Details of inventories and consumables are as follows:

	2007	2006

Merchandise for resale	$7,871,270	$5,640,582
Production supplies	368,500	268,541
Low value consumables	-	62,555

	$8,239,770	$5,971,678

At December 31, 2007 and 2006, the net book value of inventories that are carried at net realizable value amounted to $10,690 and $113,052 respectively.

Obsolete inventories written-off for the years ended December 31, 2007 and 2006 were $1,381 and $14,572 respectively.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

5.  PROPERTY, PLANT AND EQUIPMENT, NET

Details of property, plant and equipment are as follows:

	2007	2006
At cost
Buildings	$5,852,732	$5,475,852
Shop equipment	5,420,190	4,815,586
Office equipment	590,040	512,454
Motor vehicles	372,103	315,348
Car park	17,610	16,476
Leasehold improvements	2,402,562	1,427,692

	$14,655,237	$12,563,408
Less: accumulated depreciation	(4,848,692)	(3,262,447)
	$9,806,545	$9,300,961

Depreciation expense included in the selling expenses for the years ended December 31, 2007 and 2006 were $1,408,985 and $1,162,938 respectively, also included in the general and administrative expenses for the years ended December 31, 2007 and 2006 were $72,176 and $51,818 respectively.

As of December 31, 2007 and 2006, buildings with net book value of $5,014,041 and $5,295,610 of the Group were pledged as collateral under certain loan arrangements.

Buildings with net book value of $548,572 are held in the form of trust by Mr. Wang Zhuangyi, the major shareholder of the Company. Also, buildings with net book value of $562,494 are held in the form of trust by Mr. Wang Jiafan, the father of Mr. Wang Zhuangyi. The Company is in the process of transferring the title of these buildings to the Company.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

6.  LEASE PREPAYMENTS, NET

Details of lease prepayments are as follows:
	2007	2006

Lease prepayments	$803,204	$751,483
Accumulated amortization	(50,360)	(24,069)

	$752,844	$727,414

Lease prepayments represent the prepaid land use rights. The land on which the Group’s retail stores, distribution centers and office are located is owned by the PRC government.

Amortization expenses for the above lease prepayments were approximately $23,654 and $16,261 for the years ended December 31, 2007 and 2006 respectively. Estimated amortization expense for the next five years is approximately $23,654 each year.

As of December 31, 2007 and 2006, buildings with net book value of $603,393 and $561,516 of the Group were pledged as collateral under certain loan arrangements.

Lease prepayments with net book value of $181,285 are held in the form of trust by Mr. Wang Jiafan, the father of Mr. Wang Zhuangyi, the major shareholders of the Company. The Company is in the process of transferring the title of these prepaid land use rights to the Company.

7.  SHORT-TERM BANK LOANS

Details of short-term bank loans are as follows:
	2007	2006
Loans from Daqing City Commercial
Bank, interest rate at 6.44% to
8.75% per annum, due between
May 24, 2008 and December 18, 2008	$2,734,444	$-

Loans from Daqing City Commercial
Bank, interest rate at 6.44%
per annum, due May 24, 2007	-	2,430,445

	$2,734,444	$2,430,445

As of December 31, 2007 and 2006, buildings with net book value of $5,014,041 and $5,475,852 of the Group were pledged as collateral for the above loan arrangements. These loans were primarily obtained for general working capital.

Interest expenses for the loans were $102,311 and $29,874 respectively for the years ended December 31, 2007 and 2006.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

8.	OTHER PAYABLES

Details of other payables are as follows:
	2007	2006
Repair and maintenance, and
equipment payables	$376,745	$-
Staff and promoters bond deposits	416,739	318,947

	$793,484	$318,947

9.  LONG-TERM BANK LOANS

Details of long-term bank loans are as follows:
	2007	2006
Loans from Daqing City Commercial
Bank, interest rate at 8.91% per
annum, due on May 22, 2009	$2,050,833	$-

	$2,050,833	$-

As of December 31, 2007 and 2006, buildings with net book value of $5,014,041 and $5,475,852 of the Group were pledged as collateral for the above loan arrangements. These loans were primarily obtained for general working capital.

Interest expenses for the loans were $67,064 and nil respectively for the years ended December 31, 2007 and 2006.

10.  REGISTERED CAPITAL

As of December 31, 2007 and 2006, capital contributions paid-up amounted to $4,476,735 (RMB36,800,000).

The Company had twenty-three shareholders as at December 31, 2007 amongst whom Mr. Wang Zhuangyi was the majority shareholder, holding 66%.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

11.  OTHER OPERATING INCOME

Details of other operating income are as follows:
	2007	2006
Rental income from leasing of shop
Premises	$424,167	$171,218
Income from suppliers and consigners
- Administration and management fee	25,917	34,136
- Products entrance fee	-	2,562
- Promotion	165,801	134,654
- Sponsorship	564,781	143,709
- Transportation	250,475	65,026
Gain on sales of consumables	43,695	43,215
Others	30,789	10,142

	$1,505,625	$604,662

12.  INTEREST EXPENSES, NET

Details of interest expenses are as follows:
	2007	2006

Bank charges	$12,124	$8,618
Interest income	(58,640)	(21,334)
Interest expenses	169,375	29,874

	$122,859	$17,158

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

13.  INCOME TAXES

Details of income taxes are as follows:
	2007	2006

PRC enterprise income taxes	$2,997,615	$2,571,275

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the relevant applicable corporation income tax rate (33%) to income before tax for the years ended December 31, 2007 and 2006:

	2007	2006

Income before income taxes	$8,780,006	$7,555,878

Tax at the domestic income tax rate	$2,897,402	$2,493,440
Tax effect of income not taxable
for tax purpose	(119,312)	(12,403)
Tax effect of expenses not
deductible for tax purpose	219,525	90,238

Income taxes	$2,997,615	$2,571,275

No deferred tax has been provided as there are no material temporary differences arising during the years ended December 31, 2007 and 2006.

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, other receivables, accounts payable, and other payables, approximate their fair values because of the short maturity of these instruments and market rates of interest.

DAQING QINGKELONG CHAIN COMMERCE & TRADE CO., LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

15.  RELATED PARTY TRANSACTIONS

As detailed in notes 5 and 6, certain lease prepayments and buildings are held in the trust by Mr. Wang Zhuangyi, the major shareholder of the Company, and his father Mr. Wang Jiafan. The management of the Company is of the opinion that the process of transferring of the title of the land and buildings will be completed on the second quarter of 2008.

16.  COMMITMENTS AND CONTINGENCIES

The Group has entered into several tenancy agreements for retail stores expiring through 2021. Total rental expenses for the years ended December 31, 2007 and 2006 amounted to $1,012,317 and $664,226 respectively.

The Group’s commitments for minimum lease payments under these leases for the next five years and thereafter are as follows:

Year ending December 31,
2008	$1,128,691
2009	904,293
2010	805,335
2011	671,860
2012	624,554
Thereafter	3,456,343

$7,591,076

FORME CAPITAL, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

FORME CAPITAL, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

The unaudited pro forma consolidated financial statements of Forme Capital, Inc. (“Forme”) in the opinion of management include all material adjustments directly attributable to the share exchange contemplated by a share exchange agreement on March 28, 2008 with Speedy Brilliant Group Limited (“Speedy Brilliant (BVI)) in which Speedy Brilliant (BVI) stockholders exchanged all of the outstanding shares of Speedy Brilliant (BVI) for a total of 19,382,298 newly issued shares of Forme’s common stock. As a result of the share exchange, Forme acquired Speedy Brilliant (BVI) as a wholly-owned subsidiary.

In connection with the share exchange transaction, on March 28, 2008, there was a private placement in which Forme raised funds through a private sale of securities for gross proceeds of $15.5 million. The share exchange transaction and the private financing transaction are collectively referred to hereafter as the “reverse merger transaction.”

Concurrent with the reverse merger transaction, Speedy Brilliant (Daqing) Ltd. (“Speedy Brilliant (Daqing)”) entered into a series of contractual arrangements with Daqing Qingkelong Chain Commerce & Trade Co., Ltd (QKL), which give Speedy Brilliant (Daqing) control over QKL’s business, personnel and finances as if it was a wholly owned subsidiary of Speedy Brilliant (Daqing).

The statements of operations were prepared as if the above mentioned reverse merger and private placement transaction were consummated on January 1, 2007 and the balance sheet was prepared as if it was consummated on March 31, 2008. These pro forma consolidated financial statements have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the transaction occurred on the dates indicated and are not necessarily indicative of the results that may be expected in the future.

FORME CAPITAL, INC
PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2008

	Forme Capital, Inc.	Speedy Brilliant Group Limited	Speedy Brilliant (Daqing) Ltd.	Daqing Qingkelong Chain Commerce & Trade Co., Ltd	Pro forma Adjustment		Pro forma Total
Current assets
Cash and cash equivalents	$5,113	$551,565	$13,038,356	$10,742,064	$		$24,337,098
Restricted cash	300,000	-	-	-			300,000
Due from related companies	13,539,921	-	-	-		(13,539,921)	-
Inventories	-	-	-	8,239,770			8,239,770
Advances to suppliers	-	-	-	1,005,824			1,005,824

Total current assets	$13,845,034	$551,565	$13,038,356	$19,987,658	$		$33,882,692

Other receivables, net	$-	$-	$-	$4,099,792	$		$4,099,792
Property, plant and
equipment, net	-	-	-	9,806,545			9,806,545
Intangible assets, net	-	-	-	752,844			752,844

Total assets	$13,845,034	$551,565	$13,038,356	$34,646,839	$		$48,541,873

Current liabilities
Accounts payable	$-	$-	$-	$7,856,753	$		$7,856,753
Accrued expenses	13,650	-	-	738,496			752,146
Due to related companies	-	501,565	13,038,356	-		(13,539,921)	-
Other current liabilities	-	-	-	3,481,370			3,481,370
Current portion of long term loans	-	-	-	2,734,444			2,734,444

Total current liabilities	$13,650	$501,565	$13,038,356	$14,811,063	$		$14,824,713
Long term liabilities
Long term loans	$-	$-	$-	$2,050,833	$		$2,050,833

Total liabilities	$13,650	$501,565	$13,038,356	$16,861,896	$		$16,875,546

FORME CAPITAL, INC
PRO FORMA CONSOLIDATED BALANCE SHEET (Continued)
AS OF MARCH 31, 2008

Forme Capital, Inc.	Speedy Brilliant Group Limited	Speedy Brilliant (Daqing) Ltd.	Daqing Qingkelong Chain Commerce & Trade Co., Ltd	Pro forma Adjustment	Pro forma Total

Shareholders' Equity
Series A Preferred Stock, $0.001
par value, 10,000,000 shares
authorized, 9,117,647 shares issued
and outstanding	$9,118	$-	$-	$-	$		$9,118
Common Stock, $0.001 par value,
100,000,000 shares authorized,
20,882,353 shares issued and
outstanding	20,882	50,000	-	4,476,735		(4,526,735)	20,882
Statutory reserves	-	-	-	2,603,499			2,603,499
Additional paid-in capital	14,652,472	-	-	-		4,526,735	19,179,207
Accumulated (deficits) / profits	(851,088)	-	-	9,279,937			8,428,849
Accumulated other comprehensive income	-	-	-	1,424,772			1,424,772

Total shareholders’ equity	$13,831,384	$50,000	$-	$17,784,943	$		$31,666,327

Total liabilities and shareholders’ equity	$13,845,034	$551,565	$13,038,356	$34,646,839	$		$48,541,873

FORME CAPITAL, INC
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
FOR THE PERIOD FROM JANUARY 1, 2008 TO MARCH 31, 2008

Forme Capital, Inc.	Speedy Brilliant Group Limited	Speedy Brilliant (Daqing) Ltd.	Daqing Qingkelong Chain Commerce & Trade Co., Ltd	Pro forma Adjustment	Pro forma Total

Net sales	$-	$-	$-	$33,889,499	$	$33,889,499
Cost of sales	-	-	-	(26,382,060)		(26,382,060)

Gross profit	$-	$-	$-	$7,507,439	$	$7,507,439

Operating expenses
Selling	-	-	-	(2,962,974)		(2,962,974)
General and administrative	-	-	-	(485,642)		(485,642)

Income from operations	$-	$-	$-	$4,058,823	$	$4,058,823
Interest income	-	-	-	24,707		24,707
Interest expenses	-	-	-	(72,759)		(72,759)
Loss on disposal of fixed assets	-	-	-	(5,751)		(5,751)

Income from continuing activities before income taxes	$-	$-	$-	$4,005,020	$	$4,005,020
Income taxes	-	-	-	(1,025,825)		(1,025,825)

Net income	$-	$-	$-	$2,979,195	$	$2,979,195
Other comprehensive income
Foreign currency translation gain	-	-	-	1,670,380		1,670,380

Comprehensive income	$-	$-	$-	$4,649,575	$	$4,649,575

FORME CAPITAL, INC
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
FOR THE PERIOD FROM JANUARY 1 TO MARCH 31, 2008

Earnings per common share
- Basic	$0.14
- Fully diluted	$0.12

Basic and fully diluted net income	$2,979,195

Common shares outstanding
- Basic	20,882,353
- Fully diluted	25,441,177

FORME CAPITAL, INC
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2007

Forme Capital, Inc.	Speedy Brilliant Group Limited	Speedy Brilliant (Daqing) Ltd.	Daqing Qingkelong Chain Commerce & Trade Co., Ltd	Pro forma Adjustment	Pro forma Total

Net sales	$-	$-	$-	$93,178,098	$	$93,178,098

Cost of sales	-	-	-	(74,363,493)		(74,363,493)

Gross profit	$-	$-	$-	$18,814,605	$	$18,814,605

Operating expenses
Selling	-	-	-	(8,620,735)		(8,620,735)
General and administrative	(132,362)	-	-	(1,215,120)		(1,347,482)

Income from operations	$(132,362)	$-	$-	$8,978,750	$	$8,846,388
Interest expenses	-	-	-	(122,859)		(122,859)
Loss on disposal of fixed assets	-	-	-	(75,885)		(75,885)

Income from continuing activities before income taxes	$(132,362)	$-	$-	$8,780,006	$	$8,647,644

Income taxes	-	-	-	(2,997,615)		(2,997,615)

Net income	$(132,362)	$-	$-	$5,782,391	$	$5,650,029

Other comprehensive income
Foreign currency translation gain	-	-	-	535,695		535,695

Comprehensive income	$(132,362)	$-	$-	$6,318,086	$	$6,185,724

FORME CAPITAL, INC
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2007

Earnings per common share
- Basic	$0.27
- Fully diluted	$0.14

Basic and fully diluted net income	$5,650,029

Common shares outstanding
- Basic	20,882,353
- Fully diluted	41,397,058

The following adjustments to the unaudited pro forma financial statements are based on the assumption that the share exchange was consummated as of March 31, 2008.

DESCRIPTION	DR	Cr
	$	$

Common stock - Daqing Qingkelong Chain
Commerce & Trade Co., Ltd	4,476,735
Common stock - Speedy Brilliant Group
Ltd	50,000
Additional paid in capital		4,526,735
	4,526,735	4,526,735

To record the elimination of cost of investment against share capital of Daqing Qingkelong Chain Commerce & Trade Co., Ltd and Speedy Brilliant Group Ltd.

Due to related companies	13,539,921
Due from related companies		13,539,921

To record the elimination of inter-companies balances of Forme Capital, Inc., Daqing Qingkelong Chain Commerce & Trade Co., Ltd and Speedy Brilliant Group Ltd.

PART II:

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Although we will not receive any of the proceeds from the sale of the shares being registered in this registration statement, we have agreed to bear the costs and expenses of the registration of those shares. Our expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are as follows:

SEC Registration Fee	$1,491
Professional Fees and Expenses*	$100,000
Printing and Engraving Expenses *	$5,000
Transfer Agent's Fees*	$2,500
Miscellaneous Expenses*	$3,000
Total	$111,991	*

* Estimates

Item 14. Indemnification of Directors and Officers.

Under our By-Laws, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such action or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company and, in the case of a criminal action or proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

Item 15. Recent Sales of Unregistered Securities

Following are all issuances of securities by the registrant during the past three years which were not registered under the Securities Act of 1933, as amended (the "Securities Act"). In each of these issuances the recipient represented that he or it was acquiring the shares for investment purposes only, and not with a view towards distribution or resale except in compliance with applicable securities laws. No general solicitation or advertising was used in connection with any transaction, and the certificate evidencing the securities that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption therefrom. Unless specifically set forth below, no underwriter participated in the transaction and no commissions were paid in connection with the transactions.

2008

March 2008 Private Placement

On March 28, 2008, we entered into a private placement transaction we sold to certain accredited investors, for gross proceeds to us of $15.5 million, 9,117,647 units at a purchase price of $1.70 per unit, each unit consisting of one share of our Series A Preferred Stock (each of which is convertible into one share of our common stock), a Series A Warrant and a Series B Warrant, each of which is exercisable to purchase 0.625 of a share of our common stock (and which together are exercisable to purchase up to a total of 11,397,058 shares of our common stock). The Series A Warrants have an exercise price of $3.40 per share (subject to adjustment), the Series B Warrants have an exercise price of $4.25 per share (subject to adjustment). We received $13,523,530 as net proceeds from this financing.

March 2008 Reverse Merger

On March 28, 2008, we entered into and consummated a share exchange agreement with (i) Speedy Brilliant (BVI); (ii) Speedy Brilliant (Daqing); (iii) the owners of all of the outstanding voting stock of Speedy Brilliant (BVI), namely (a) Winning State International Limited (“Winning State (BVI)”), a company that is wholly owned and controlled by Mr. Chin Yoke Yap and all of the stock of which may be acquired in the future by our CEO, Mr. Zhuangyi Wang, pursuant to a call option held by Mr. Wang, which owned approximately 98.5% of the Speedy Brilliant (BVI) stock, and (b) three individuals, Ms. Fang Chen, Mr. Yang Miao and Ms. Ying Zhang, who collectively owned approximately 1.5% of the Speedy Brilliant (BVI) stock; and (iv) our controlling stockholders, specifically Vision Capital Advisors, LLC, Stallion Ventures, LLC, and Castle Bison, Inc.

Under the terms of the share exchange agreement, the Speedy Brilliant (BVI) stockholders delivered all of the outstanding shares of Speedy Brilliant (BVI) to us, and in exchange, we issued and delivered a total of 19,382,298 shares of our common stock to them. As a result of the share exchange, we acquired Speedy Brilliant (BVI) as a wholly-owned subsidiary, and the Speedy Brilliant (BVI) stockholders became holders of the majority of our outstanding common stock.

Placement Agent Warrants

On March 9, 2007, QKL entered into an engagement agreement with Kuhns Brothers, Inc. (“Kuhns Agreement”) for the provision of investment banking and other services as in contemplation of a reverse merger of the company or a company affiliated with the company with a publicly traded shell company and simultaneous $15.5 million financing transaction. On January 22, 2008, QKL terminated the engagement agreement and the parties executed a settlement agreement. Under the terms of the settlement agreement Kuhns Brothers, Inc. was paid a cash fee equal to 8.5% of the gross proceeds invested in the financing by investors introduced to the Company by Kuhns Brothers, Inc. and was issued Series A Warrants to purchase 191,250 shares of our common stock and Series B Warrants to purchase 153,000 shares of our common stock.

 Mass Harmony Consulting Agreement

On March 13, 2007, QKL entered into a Financial Consulting Agreement (the “Mass Harmony Agreement”) with Mass Harmony Asset Management (“Mass Harmony”) under which Mass Harmony agreed to perform certain financial services for the Company. QKL paid Mass Harmony an aggregate of RMB 500,000 (approximately $70,000) and Mass Harmony also received 299,999 shares of common stock, Series A Warrants to purchase 91,176 shares of common stock, and Series B Warrants to purchase 72,941 shares of common stock. All of these shares are being registered in the prospectus. Yang Miao, Ying Zhang and Fang Chen, each of whom is a selling stockholder, are the principals of Mass Harmony Asset Management (“Mass Harmony”).

Sichenzia Ross Friedman & Ference LLP, a selling stockholder, was special counsel to Forme Capital prior to the reverse merger and the private placement and received the 15,000 shares being registered for services rendered to Forme Capital.

2007

Vincent Finnegan, a selling stockholder, served as a director of Forme Capital from September 19, 2007 until March 28, 2008. In December 2007, Mr. Finnegan received 7,000 shares of common stock being registered as compensation for his services.

John Vogel, a selling stockholder, served as our CEO and a director of Forme Capital form September 19, 2007 until March 28, 2008.  In December 2007, Mr. Vogel received the 7,000 shares of common stock being registered as compensation for his services.

Robert Scherne, a selling stockholder, served as a director and Chief Financial Officer of Forme Capital from September 19, 2007 until March 28, 2008. In December 2007, Mr. Scherne received 21,000 shares of common stock being registered as compensation for his services

In December 2007, we issued 37,211 shares of our common stock to Menlo Venture Partners, LLC, as repayment of a working capital advance in the amount of $25,000.

Other than the securities mentioned above, we have not issued or sold any securities without registration for the past three years from the date of this registration statement.

Exemptions

All of the above issuances were deemed to be exempt under Regulation D and Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of ours or our executive officers, and transfer was restricted by us in accordance with the requirements of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

3.1	Certificate of Incorporation. (2)

3.2	Bylaws. (2)

4.1	Specimen of Common Stock certificate (1)

4.2	Certificate of Designations authorizing the Series A Preferred Stock (1)

4.3	Form of Series A Warrant (1)

4.4	Form of Series B Warrant (1)

5.1	Legal Opinion of Guzov Ofsink, LLC re legality of the common stock being registered.

10.1	Series A Convertible Preferred Stock Purchase Agreement, dated as of March 28, 2008 between the Company and the Purchasers. (1)

10.2	Registration Rights Agreement dated March 28, 2007, by and among the Company and the Purchasers (1)

10.3	Lock-Up Agreement, dated as of March 28, 2007, by and among the Company and Winning State (BVI) (1)

10.4
Securities Escrow Agreement, dated March 28, 2008, by and between the Company, Vision Opportunity China LP as representative of the Purchasers, Winning State (BVI) and Loeb & Loeb LLP, as escrow agent (1)

10.5	Investor and Public Relations Escrow Agreement dated March 28, 2008 between the Company and Vision Opportunity China LP as representative of the Purchasers and Loeb & Loeb, as escrow agent (1)

10.6	Share Exchange Agreement, dated as of March 28, 2008 between the Company, the controlling stockholder of the Company, Winning State (BVI), Fang Chen, Yang Miao and Ying Zhang. (1)

10.7	Consigned Management Agreement, dated as of March 28, 2008. (1)

10.8	Technology Service Agreement dated as of March 28, 2008. (1)

10.9	Loan Agreement, dated as of March 28, 2008. (1)

10.10	Exclusive Purchase Option Agreement, dated as of March 28, 2008. (1)

10.11	The Equity Pledge Agreement, dated as of March 28, 2008. (1)

10.12	Engagement Letter Agreement, dated March 9, 2007, by and between QKL and Kuhns Brothers, Inc. (2)

10.13	Settlement Agreement, dated January 22, 2008, by and between QKL and Kuhns Brothers, Inc. (2)

10.14	Financial Consulting Agreement, dated March 13, 2007 between QKL and Mass Harmony Asset Management Limited (3)

10.15	Amendment dated May 8, 2008 to Registration Rights Agreement dated March 28, 2007, by and among the Company and the Purchasers (3)

16.1	Letter from the Company to Comiskey and Company, P.C. (2)

16.2	Letter from Comiskey and Company, P.C. to the SEC. (2)

21.1	List of Subsidiaries. (3)

23.1	Consent of counsel to the use of the opinion annexed as Exhibit 5.1 (contained in the opinion annexed as Exhibit 5.1)

23.2	Consent of Albert Wong & Co., Certified Public Accountants, for use of their report.

(1)	Incorporated by reference to our current report on Form 8-K filed with the SEC on April 3, 2008.

(2)	Incorporated by reference to our current report on Form 8-K/A filed with the SEC on April 14, 2008.

(3)	Incorporated by reference to our Registration Statement of Form S-1 filed with the SEC on May 9, 2008.

(b) Financial Statement Schedules.  None

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)       That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)       File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned thereunto duly authorized in Daqing, PRC, on May 22, 2008.

FORME CAPITAL, INC.

/s/ Zhuangyi Wang

By: /s/ Zhuangyi Wang
Chief Executive Officer and Director (principal executive officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated.

Name and Title	Date

/s/ Zhuangyi Wang	May 22, 2008
Zhuangyi Wang, Chief Executive Officer and Director (principal executive officer)

/s/ Rhett Xudong Wang	May 22, 2008
Rhett Xudong Wang Chief Financial Officer (principal financial officer and accounting officer)

/s/ Zheng Limin	May 22, 2008
Zheng Limin Director

Exhibit Index

5.1	Legal Opinion of Guzov Ofsink, LLC re legality of the common stock being registered.

23.1	Consent of counsel to the use of the opinion annexed at Exhibit 5.1 (contained in the opinion annexed at Exhibit 5.1)

23.2	Consent of Albert Wong & Co., Certified Public Accountants, for use of their report.